Form 20-F
period 2012-12-31
Maxclean Holdings Ltd
filed 2013-04-29
CIK 1550880

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                                                                 to
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission file number:   333-183624

MAXCLEAN HOLDINGS LTD
(Exact Name of Registrant as Specified in Its Charter)

N/A
(Translation of Registrant’s Name Into English)

Cayman Islands
(Jurisdiction of Incorporation or Organization)

88 Yu Feng Road, Shuo Fang Town, New District, Wuxi City
Jiangsu Province, P. R. China
(Address of Principal Executive Offices)

Mr. Jeffrey Lo
88 Yu Feng Road, Shuo Fang Town, New District, Wuxi City
Jiangsu Province, P. R. China
Tel: +86 510 85261966
Fax: +86 510 85261977
 E-mail: jeffrey.lo@maxcleangroup.com
 (Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary shares, par value US$0.0001 per share
 (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Ordinary shares, par value US$0.0001 per share
 (Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
305,178,500 ordinary shares, par value $0.0001 per share, as of December 31, 2012.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board ☑ Other ☐

* If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

Under the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), Maxclean Holdings Ltd is classified as an "Emerging Growth Company". Under the JOBS Act, Emerging Growth Companies are exempt from certain reporting requirements, including the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. Under this exemption, the company’s auditor will not be required to attest to and report on management’s assessment of the company’s internal controls over financial reporting during a five-year transition period.  The Company is also exempt from certain other requirements, including the requirement to adopt certain new or revised accounting standards until such time as those standards would apply to private companies. The Company will remain an Emerging Growth Company for up to five years, although it will lose that status earlier if revenues exceed US$1 billion, or if the Company issues more than US$1 billion in non-convertible debt in a three year period, or if the market value of the common stock held by non-affiliates exceeds US$700 million.

EX-4.3

EX-4.5

EX-11.1

EX-12.1

EX-12.2

EX-13.1

EX-13.2

Introduction

Unless the context otherwise requires, in this annual report on Form 20-F:

●	“We,” “us,” “our company,” “our” and “Maxclean Holdings” refer to Maxclean Holdings Ltd, a company incorporated in the Cayman Islands, and its subsidiaries;

●	“Maxclean (China)” refers to Maxclean (China) Holdings Limited, a company incorporated in Hong Kong. A wholly owned subsidiary of Maxclean Holdings;

●	“Maxclean Chengdu” refers to Chengdu representative office of Maxclean (Wuxi) Technology Co. Ltd;

●	“Maxclean Global” refers to Maxclean Global Enterprises Company Limited, a company incorporated in Hong Kong that is wholly owned by Maxclean (China);

●	“Maxclean Shenzhen” refers to Shenzhen representative office of Maxclean (Wuxi) Technology Co. Ltd;

●	“Maxclean (Wuxi)” refers to Maxclean (Wuxi) Technology Co. Ltd, a company incorporated in China that is wholly owned by Maxclean (China).

●	“China” and the “PRC” are to the People’s Republic of China, excluding for the purposes of this annual report Hong Kong, Macau and Taiwan;

●	“HK$” and “Hong Kong dollars” are to the legal currency of the Hong Kong Special Administrative Region of China;

●	“Hong Kong” is to the Hong Kong Special Administrative Region of China;

●	“IFRS” are to “International Financial Reporting Standards”;

●	“RMB” and “Renminbi” are to the legal currency of China;

●	“shares” are to our shares, par value $0.0001 per share;

●	“$” and “U.S. dollars” are to the legal currency of the United States of America; and

●	Our financial information presented in this annual report has been prepared in accordance with IFRS.

Solely for your convenience, this annual report contains translations of certain Renminbi amounts into U.S. dollar amounts at specified rates. Unless otherwise indicated in the section entitled “Item 3. Key Information – A. Selected Financial Data – Exchange Rate Information” conversions of Renminbi into U.S. dollars in this annual report are based on the exchange rate set forth in the H.10 weekly statistical release of the Federal Reserve Bank of New York, or the exchange rate, on December 31, 2012. We make no representation that the Renminbi or U.S. dollar amounts and/or HK dollar to Renminbi amounts referred to in this annual report could have been or could be converted into U.S. dollars, Renminbi or HK dollars, as the case may be, at any particular rate or at all. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. See “Item 3. Key Information – D. Risk Factors – Risks Related to Doing Business in China – Governmental control of currency conversion may limit our ability to utilize our revenue effectively and affect the value of your investment” and “– Fluctuations in the value of the RMB may have a material adverse effect on your investment” for discussions of the effects of currency control and fluctuating exchange rates on the value of our shares.

Forward-Looking Statements

This annual report on Form 20-F contains forward-looking statements that involve risks and uncertainties. We have based these forward-looking statements on our current expectations, assumptions, estimates and projections about us and our industry.  The forward-looking statements included in this annual report relate to, among others:

•	our business prospects and future results of operations;
•	the implementation of our business strategy;
•	our capital expenditure plans and future production capacities;
•	statements as to our financing strategy and our ability to meet anticipated cash needs based on our current business plan;
•	the maintenance of our relationships with customers;
•	the competitive nature of the industries in which we operate;
•	the growth and size of the clean-room industry, including the growth of the electronics and semiconductor industries;
•	the cost and availability of financing;
•	the future demand for the products we produce;
•	statements regarding our future performance, expenses, costs and revenues;
•	future demand for the products we produce;
•	the performance of China and world economies; and
•	developments in, or changes to, the laws, regulations and governmental policies governing our business, including environmental laws and regulations.

These statements may be found throughout this annual report, specifically in the sections entitled “Item 3. Key Information – D. Risk Factors,” “Item 4. Information on the Company”, “Item5. Operating and Financial Review and Prospects” and other sections in this annual report.  Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in “Item 3. Key Information – D. Risk Factors” and elsewhere in this annual report.

Statements that use the terms “believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate” and similar expressions are intended to identify forward-looking statements. All forward-looking statements in this annual report reflect our current views about future events and are based on assumptions and are subject to risks and uncertainties that could cause our actual results to differ materially from future results expressed or implied by the forward-looking statements. Many of these factors are beyond our ability to control or predict and include all the risks discussed in “Item 3. Key Information – D. Risk Factors” and elsewhere in this annual report. You should not put undue reliance on any forward-looking statements. Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements.

Part I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following selected consolidated financial data as of and for the years ended December 31, 2010, 2011 and 2012, respectively, has been derived from our audited consolidated financial statements included in this annual report beginning on page F-1. The selected consolidated financial data as of and for the year ended December 31, 2009 has been derived from our audited consolidated financial statements not included in this annual report. You should read the following selected financial data in conjunction with the section “Item 5. Operating and Financial Review and Prospects” and our audited financial statements and related notes included elsewhere in this annual report. Our financial statements have been prepared in accordance with IFRS, as adopted by the International Accounting Standards Board.

 Selected Consolidated Statements of Comprehensive Income

	Year ended December 31,
		2012		2011		2010		2009
	USD	RMB	% of total revenue	RMB	% of total revenue	RMB	% of total revenue	RMB	% of total revenue
	(in thousands, except for percentages and per share data)
Sales	9,515.2	59,280.3	100	58,778.3	100	53,278.3	100	41,126.7	100
Cost of sales	(7,718.7)	(48,088.1)	(81.1)	(50,154.7)	(85.3)	(45,043.8)	(84.5)	(32,575.5)	(79.2)
Gross profit	1,796.5	11,192.2	18.9	8,623.6	14.7	8,234.5	15.5	8,551.2	20.8
Other revenue	4.7	29.5	0.1	386.0	0.7	47.9	0.1	411.6	1.0
Other net gain/(loss)	(77.6)	(483.2)	(0.8)	(408.0)	(0.7)	1,117.5	2.1	(402.8)	(1.0)
Selling and distribution costs	(1,065.1)	(6,635.6)	(11.2)	(6,068.5)	(10.3)	(5,730.9)	(10.8)	(2,011.8)	(4.9)
Administrative expenses	(2,511.0)	(15,643.5)	(26.4)	(29,076.0)	(49.5)	(10,608.1)	(19.9)	(8,859.3)	(21.5)
Operating loss	(1,852.5)	(11,540.6)	(19.4)	(26,542.9)	(45.1)	(6,939.1)	(13.0)	(2,311.1)	(5.6)
Finance costs	(483.7)	(3,013.3)	(5.1)	(3,915.4)	(6.7)	(2,650.1)	(5.0)	(2,242.0)	(5.5)
Loss before tax	(2,336.2)	(14,553.9)	(24.5)	(30,458.3)	(51.8)	(9,589.2)	(18.0)	(4,553.1)	(11.1)
Tax credit/(expense)	-	-	-	(144.7)	(0.3)	117.1	0.2	17.4	0.1
Net loss	(2,336.2)	(14,553.9)	(24.5)	(30,603.0)	(52.1)	(9,472.1)	(17.8)	(4,535.7)	(11.0)
Less: Net loss attributable to non-controlling interests	-	-	-	-	-	107.4	0.2	249.1	0.6
Net loss attributable to equity holders	(2,336.2)	(14,553.9)	(24.5)	(30,603.0)	(52.1)	(9,364.7)	(17.6)	(4,286.6)	(10.4)

NET LOSS FOR THE YEAR	(2,336.2)	(14,553.9)	(24.5)	(30,603.0)	(52.1)	(9,472.1)	(17.8)	(4,535.7)	(11.0)
Other comprehensive loss
- Translation adjustments	14.2	88.1	0.2	(27.5)	(0.05)	(18.9)	(0.04)	(3.0)	(0.007)
Total comprehensive loss for the year	(2,322.0)	(14,465.8)	(24.3)	(30,630.5)	(52.1)	(9,491.0)	(17.8)	(4,538.7)	(11.0)
Comprehensive loss attributable to the non-controlling interests	-	-	-	-	-	107.4	0.2	249.1	0.6
Comprehensive loss attribute to equity holders of the Company	(2,322.0)	(14,465.8)	(24.3)	(30,630.5)	(52.1)	(9,383.6)	(17.6)	(4,289.6)	(10.4)

Net loss per share
Basic	(0.01)	(0.05)		(0.13)		(0.04)		(0.02)
Diluted	(0.01)	(0.05)		(0.13)		(0.04)		(0.02)
Weighted average number of shares
Outstanding
Basic	305,175,500	305,175,500		240,130,058		216,705,230		216,705,230
Diluted	305,175,500	305,175,500		240,130,058		216,705,230		216,705,230

Selected Consolidated Statements of Financial Position

	As of December 31,
	2012	2012	2011	2010	2009
	USD’000	RMB’000	RMB’000	RMB’000	RMB’000
Non-Current Assets
Property, plant and equipment, net	6,203.0	38,645.3	36,522.1	37,527.6	40,402.0
Prepayments for acquisition of property, plant and equipment	114.0	710.0	1,464.2	906.3	709.7
Prepaid land lease payments	358.4	2,233.3	2,290.0	2,346.7	2,403.3
Intangible assets, net	13.0	80.9	45.4	70.2	41.9
Deferred tax assets	-	-	-	112.8	-
Total non-current assets	6,688.4	41,669.5	40,321.7	40,963.6	43,556.9

Current Assets
Inventories	1,214.3	7,565.1	8,874.9	10,713.0	16,278.0
Trade receivables	2,559.3	15,944.7	14,683.4	12,412.6	10,511.0
Due from a related party	-	-	-	-	427.5
Bills receivables	-	-	84.4	-	-
Amount due from shareholders	4.3	26.9	51.8	-	-
Other receivable and current assets	267.4	1,666.3	1,037.0	1,348.6	6,683.5
Prepaid expenses	71.4	444.7	654.6	86.7	204.5
Tax recoverable	-	-	-	-	715.9
Restricted cash	-	-	-	2,500.0	-
Cash and bank balances	661.5	4,121.0	22,884.1	4,129.9	7,845.8
Non-current assets held for sale	-	-	-	-	1,066.1
	4,778.2	29,768.7	48,270.2	31,190.8	43,732.3
Total assets	11,466.6	71,438.2	88,591.9	72,154.4	87,289.2

Current Liabilities
Trade payables	1,049.4	6,537.5	7,549.7	6,805.3	7,190.4
Accruals and Other payables	411.9	2,566.0	3,782.5	5,883.0	7,052.0
Interest-bearing bank borrowings	6,741.5	42,000.0	42,000.0	37,000.0	37,000.0
Due to a related party	-	-	425.7	-	-
Due to a director	642.0	4,000.0	3,983.6	9,913.3	11,405.8
Tax payable	37.3	232.6	409.3	163.5	-
Liabilities held for sale	-	-	-	-	116.4
	8,882.1	55,336.1	58,150.8	59,765.1	62,764.6
Net current liabilities	(4,103.9)	(25,567.4)	(9,880.6)	(28,574.3)	(19,032.3)

Deferred tax liabilities	-	-	-	-	0.8
Net assets	2,584.5	16,102.1	30,441.1	12,389.3	24,523.8

Equity
Issued share capital	31.7	197.4	197.4	43,015.5	43,015.5
Share premium	6,284.7	39,154.9	39,028.1	-	-
Reserves	(3,731.9)	(23,250.2)	(8,784.4)	(30,626.2)	(21,242.6)
Total equity of Maxclean Holdings	2,584.5	16,102.1	30,441.1	12,389.3	21,772.9
Non-controlling interests	-	-	-	-	2,750.9
Total equity	2,584.5	16,102.1	30,441.1	12,389.3	24,523.8

Selected Consolidated Statements of Cash Flows

	Year ended December 31,
	2012	2012	2011	2010	2009
	USD’000	RMB’000	RMB’000	RMB’000	RMB’000

Net cash used in operating activities	(2,021.1)	(12,591.4)	(14,017.8)	(3,952.6)	(6,433.3)
Net cash (used in) generated from investing activities	(1,010.6)	(6,296.5)	(1,391.0)	803.9	(4,063.1)
Net cash generated from (used in) financing activities	6.4	40.0	34,208.1	(469.8)	15,704.5
Net (decrease)/increase in cash and cash equivalents	(3,025.3)	(18,847.9)	18,799.3	(3,618.5)	5,208.1
Cash and cash equivalents at beginning of year	3,673.2	22,884.1	4,129.9	7,845.8	2,641.0
Effect of foreign exchange rate changes	13.6	84.8	(45.1)	(97.4)	(3.3)
Cash and cash equivalents at end of year	661.5	4,121.0	22,884.1	4,129.9	7,845.8

Exchange Rate Information

Our functional and reporting currency is expressed in Renminbi. A substantial portion of or revenues and expenses are denominated in Renminbi, however, we are exposed to foreign currency exchange rate risk mainly with respect to the U.S. dollar and Hong Kong dollar. Foreign currency exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. We do not hedge our foreign exchange exposure. For the convenience of the reader, certain Renminbi amounts included in our annual report and the consolidated financial statements as of December 31, 2012 and for the year ended December 31, 2012 have been translated into U.S. dollars at the rate of US$1.00 to RMB6.2301. This convenience translation is not intended to imply that the Renminbi amounts could have been, or could be, converted into U.S. dollars at the rate on December 31, 2012, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of the Renminbi into foreign exchange through restrictions on foreign trade. On December 31, 2012, the daily exchange rate reported by the Federal Reserve Board was US$1.00 to RMB6.2301.

The Renminbi

The People’s Bank of China, or the PBOC, sets and publishes daily a base exchange rate with reference primarily to the supply and demand of Renminbi against a basket of currencies in the market during the prior day. The PBOC also takes into account other factors such as the existing general conditions in the international foreign exchange markets. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to that of the U.S. dollar, to allow the value of the Renminbi to fluctuate within a narrow and managed band based on market supply and demand and by reference to a basket of currencies. This change in policy has resulted in a significant appreciation of the Renminbi against the U.S. dollar. The PRC government has since made and in the future may make further adjustments to the exchange rate system. The PBOC announces the closing price of a foreign currency traded against the Renminbi in the inter-bank foreign exchange market after the closing of the market on each working day, and makes it the central parity for the trading against the Renminbi on the following working day. Although the PRC governmental policies have been introduced in recent years to reduce restrictions on the convertibility of the Renminbi into foreign currency for current account items, conversion of the Renminbi into foreign currency for capital items, such as foreign direct investment, loans or security, requires the approval for the State Administration of Foreign Exchange and other relevant authorities.

The following table sets forth the noon buying rate for U.S. dollars in New York City for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York for the periods indicated:

	Noon Buying Rate
Period	Period end	Average(1)	High	Low
	(RMB per US$1.00)
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7696	6.8330	6.6000
2011	6.2939	6.4630	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
October	6.2372	6.2627	6.2877	6.2372
November	6.2265	6.2338	6.2454	6.2221
December	6.2301	6.2328	6.2502	6.2251
2013
January	6.2186	6.2215	6.2303	6.2134
February	6.2213	6.2323	6.2438	6.2213
March	6.2108	6.2154	6.2246	6.2105
April (through April 19)	6.1772	6.1830	6.2078	6.1720

Source: Federal Reserve Bank of New York and Federal Reserve Board

(1)
Exchange rates between the Renminbi and the U.S. dollar for all periods through December 31, 2012 represent the noon buying rates for U.S. dollars in New York City for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. Exchange rates between the Renminbi and the U.S. dollar from January 1, 2013 represent the daily rates as set forth in the H.10 statistical release of the Federal Reserve Board. Annual averages are calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages are calculated by using the average of the daily rates during the relevant month.

B.        Capitalization and Indebtedness

Not applicable.

C.        Reasons for the Offer and Use of Proceeds

Not applicable.

D.        Risk Factors

Risks Related to Our Business and Industry

We are dependent on our major customers and are exposed to the risk of delays, claims, reductions or cancellations of orders from customers in general

We are dependent on our major customers, with Elektroskandia Logistics (Shanghai) Co., Ltd. being our largest customer in terms of revenue. Our top five customers in aggregate accounted for approximately 30.2%, 35.1% and 39.1% of our revenue in 2010, 2011 and 2012, respectively. We sell our products under the short term purchase orders our customers issue to us. We do not enter long-term contracts with our customers. As a result, our customers may reduce or cease purchasing from us at any time. There is no assurance that we will continue to retain these customers or that they will maintain or increase their current level of business with our group. In addition, our business is affected by how well our major customers perform. Therefore, any decline in the business of our major customers could reduce their purchases of our products. In the event there is a material delay, cancellation, reduction and/or cessation of orders and/or claims by any of our major or other customers and we are unable to obtain substitute orders of a comparable size or in a timely manner, our results of operations will be adversely affected.

We are experiencing liquidity pressure and may continue to operate our business under such pressure

We have experienced net cash outflows from operating activities in 2010, 2011 and 2012. We have relied on bank and shareholder financings to maintain sufficient working capital for our operations and capital expenditures. Despite raising RMB39.2 million in cash in the October 2011 Equity Financing, we continue to experience liquidity pressures as we have been highly leveraged relative to our cash flow historically. As of December 31, 2012, we had suffered recurring losses from operations and negative operating cash flows and incurred an accumulated deficit of RMB82.9 million as of December 31, 2012. These conditions indicate the existence of an uncertainty which may cast doubt on our ability to continue as a going concern.

We expect that there will be additional and continuing liquidity pressure, which is difficult to forecast with precision, as a result of our obligations to repay bank loans, borrowings from directors and incurred interest. We plan to satisfy our financial obligations with our existing cash balance, expected cash flow from our business operations and additional and renewed bank borrowings.  The Board of Directors expects that, in the absence of unforeseeable circumstances, we will be able to meet our short term financial obligations and our working capital needs.  Please see section in “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources” for further details.

However, the sufficiency of these additional sources of liquidity cannot be assured, and even if we are successful in implementing all of the actions described above, our ability to satisfy liquidity and capital needs may be affected by additional factors and events (such as interest rate fluctuations and our inability to renew borrowings due to market conditions) that increase our cash needs making us face continuing or greater liquidity pressure.

Any disruption to the supply of and any increase in the prices of our raw materials could adversely affect our production, turnover and profitability.

Our production requires large quantities of raw materials, including polyethylene pellets, non-woven fabric and other materials such as nylon, cotton, cellulose, natural rubber and nitrile latex. As we further expand our operations, we anticipate that we will require increasing volumes of raw materials. We purchase our raw materials from external suppliers, and as we currently do not have long-term supply agreements with our suppliers, there can be no assurance that they will not, without notice or penalty, delay deliveries for a significant period of time, reduce their supplies to us, or terminate their relationships with us. In addition, our competitors who also purchase from our suppliers may have stronger relationships with, and have greater purchasing power and bargaining leverage over, some of our suppliers. Furthermore, our supply of raw materials is subject to the business risk of our suppliers, one or more of whom could go out of business for reasons beyond our control in the current economic environment. If any supplier is unwilling or unable to meet our production needs consistently, in required quantities, at acceptable prices, or on a timely basis, we may be unable to find alternative sources at commercially acceptable prices, on satisfactory terms, in a timely manner, or at all. Our inability to find or develop alternative sources could result in delays or reductions in production or a reduction in our profit margins.

Any sudden shortage of supply or reduction in the allocation of raw materials to us from our suppliers or any increase in raw material prices may result in us having to pay a higher price for these raw materials, which may adversely affect our results of operations. In the event that we are unable to find a comparable source of supply at similar rates or pass on the increase in the costs of such raw materials to our customers on a timely basis, the profit margins for our products may be adversely affected.

Furthermore, we are vulnerable to increases in the prices of inputs and packaging materials, particularly our primary raw materials of polyethylene pellets and non-woven fabric, our primary raw materials. These primary raw materials accounted for an aggregate of approximately 83%, 82% and 74% of our total cost of sales for the years ended December 31, 2010, 2011 and 2012, respectively.

Any increase in the price of polyethylene pellets and non-woven fabric could have a material adverse effect on our profitability. Furthermore, the prices of inputs to our raw materials may affect our raw material prices. For example, polyethylene pellets and non-woven fabric are used in the production of our clean-room sticky mats and PE bags and are petroleum-based products. Any increase in oil prices may therefore result in an increase in prices for polyethylene pellets and non-woven material and consequently, an increase in our production costs. For example, the market price of polyethylene pellets increased significantly by approximately 19% in year 2010 along with the increase in crude oil price. The price of polyethylene pellets remained relatively stable in 2011. The price of polyethylene pellets decreased by approximately 3.5% in 2012 along with a decrease in crude oil price. In addition, we also purchase and maintain an inventory of raw materials ahead of our receiving orders from our customers. We usually maintain an inventory of raw materials of approximately 25 days for our operating requirements. Accordingly, any significant decrease in raw material prices during the inventory period may adversely affect our profit margins and profitability as we may have to lower our selling prices for new orders.

We operate in a highly competitive market, and our competitors may have various advantages, including the ability to draw upon a greater depth and breadth of resources than those available to us. Our failure to compete successfully in the market could have a material adverse effect on our business, financial condition and results of operations.

The clean-room consumables markets in China and worldwide are competitive and rapidly evolving, and we expect competitions to intensify. We compete with major international integrated manufacturers of clean-room consumables, such as KM Corporation, Contec, Inc. and ITW Texwipe, as well as companies located in China such as Dongguan Suorec Electronic Materials Co., Ltd, Suzhou Selen Cleanroom Technology Co., Ltd., and X & Y International Industrial Co., Ltd. Our competitiveness depends on a number of factors, including the quality and pricing of our products, the effectiveness of our marketing activities, and the breadth and depth of our distribution and sales network. In addition, product innovation and technical advancement may render our existing and potential applications and products and our own research and development efforts obsolete or non-competitive. Some of our existing and future competitors may have greater financial sources and technical resources than we do. Such competitors may also have a longer operating history, stronger brand name recognition, better access to raw materials, greater economies of scale, more established distribution and sales networks, or more extensive knowledge of our target consumers and target markets. As a result, our competitors may be able to devote greater resources to the research, development, promotion and sale of their products. They may also respond more quickly to evolving industry standards, changes in customer needs and market conditions than we do. It is possible that there will be consolidation or alliances among our competitors and as a result, our market share may be adversely affected. In addition, despite what we believe are significant barriers of entry such as high initial set-up costs, technology know-how and research and development capability, there can be no assurance that other market participants will not enter or increase their presence in this industry. As a result, our business, financial condition and results of operations will be adversely affected if we are not able to compete effectively to maintain and gain market share.

Please refer to the section “Item 4. Information on the Company — B. Business Overview —Competition” of this annual report for additional information.

 We are subject to risks associated with technological changes, and our research and development initiatives may fail to enhance our manufacturing efficiency or the quality of our products.

Our business is subject to technological innovation. With the advancement of technology and continual research and development in the production process for clean-room consumables, new manufacturing techniques for clean-room consumables may be developed. Potential competitors in the future may adopt newer and cheaper alternatives to replace the raw materials currently used in our products. Competitors may eventually achieve lower production costs per unit. In addition, alternative technologies may lead customers to require less clean-room consumables or not at all. If we are unable to adapt our production processes to compete with these new efficient manufacturing techniques and raw materials alternatives, we may lose market share. As a result, our business, financial condition and results of operations may be adversely affected.

We are working towards increasing the efficiency of our manufacturing processes and improving the quality of our products. We plan to focus our research and development efforts on improving each step of our production process, thereby becoming an industry leader in technological innovation. In addition, we also plan to continue research and development efforts to enhance the quality of our products. We cannot assure you that such efforts will improve the efficiency of our manufacturing processes or yield products with the expected quality. In addition, potential failure to realize the intended benefits from our research and development initiatives could limit our ability to keep up with rapid technological changes, which in turn would hurt our business and prospects.

We may be adversely affected by cyclical fluctuations in demand for our products.

We may be adversely affected by cyclical fluctuations in demand for our products. Demand for our products may be affected by numerous factors, including changes in the demand for electronic medical products, technological changes, changes in industry manufacturing capacity and output levels, changes in the cost of producing clean-room consumables, general clean-room consumables industry conditions and cyclical changes in the global and Chinese economies, any of which can have a significant impact on the sales price of clean-room consumables. These activities are, in turn, subject to fluctuations due to other factors including:

●	changes in domestic and international economic conditions;

●	changes in market prices of polyethylene pellets and other raw materials;

●	governmental regulations and policies;

●	interest rates;

●	population growth and changing demographics; and

●	seasonal cycles and other factors affecting downstream industry growth.

Any adverse change in demand for our clean-room consumables may materially and adversely affect the average selling price of our products and our business, financial condition and operations results.

There are factors beyond our control that could affect our expansion and upgrade plans and failure to successfully execute our business plans would have a material adverse effect on the growth of our sales and earnings

Our future success depends, to a large extent, on our ability to expand and upgrade our production capacity to accommodate additional production needs. Our capacity expansion and upgrade plans are subject to significant business, economic and competitive risks and uncertainties, many of which are beyond our control. In particular, we may not be able to:

●	obtain necessary equipment;

●
avoid cost overruns, construction delays, equipment problems, including delays in manufacturing equipment deliveries or deliveries of equipment that do not meet our specifications, and other operating difficulties;

●	have sufficient management resources to properly oversee our capacity expansion as currently planned; or

●	obtain necessary funding on a timely basis to finance our capital expenditure requirements.

Any of these or similar difficulties could significantly delay or otherwise constrain our ability to expand and upgrade our production capacity as currently planned, which in turn would limit our ability to increase sales, reduce marginal manufacturing costs or otherwise improve our prospects and profitability. This could materially and adversely affect our business, financial condition and results of operations.

Shortage or disruption of electricity supply may adversely affect our business.

Electricity is one of the major utilities we consume. With the rapid development of the PRC economy, demand for electricity has continued to increase. While electricity supply has been stable for the group’s business, there have been shortages or disruptions in electricity supply in various regions across China, especially during peak seasons, such as the summer, or when there are severe weather conditions. Any disruption in the power supply to our facilities could result in a loss of an entire production line. We cannot assure you that there will not be disruptions or shortages in our electricity supply in the future or that there will be sufficient electricity available to us to meet our future requirements. Shortages or disruptions in electricity supply may significantly disrupt our normal operations, cause us to incur additional costs and adversely affect our profitability.

Fluctuations in exchange rates could adversely affect our results of operations.

Most of our revenue is denominated in Renminbi and a small portion of our revenue is denominated in U.S. dollars and Hong Kong dollars. Most of our expenditure is denominated in Renminbi, and we have a small portion of expenditure denominated in U.S. Dollars being our purchase of raw materials from foreign vendors. In addition, we have outstanding debt obligations, and may continue to incur debts from time to time, denominated and repayable in foreign currencies. We cannot predict the impact of future exchange rate fluctuations on our results of operations and we may incur net foreign currency losses in the future. In addition, we make advance payments in U.S. dollars to overseas suppliers of raw materials from time to time, and we may incur foreign exchange losses if we request our suppliers to return such advance payments due to changes in our business plans. We incurred foreign exchange transaction losses of approximately RMB161,491, RMB203,333 and RMB67,769, for the years ended December 31, 2010, 2011 and 2012, respectively. Fluctuations in exchange rates, particularly among Renminbi and U.S. Dollars, may affect our gross and net profit margins and could result in foreign exchange and operating losses.

Our business is dependent on the general state of the electronics industry, namely the hard disk drive and semiconductor sectors, as well as the medical industry.

Our products are mainly used in the hard disk drive, semiconductor and pharmaceutical sectors. Most of our major customers are in these industries as well. Please refer to the sections “Item 4. Information on the Company — B. Business Overview ― Customers” and “Item 4. Information on the Company — B. Business Overview ― Sales and Marketing” for further details. The hard disk drive and semiconductor sectors within the electronics industry have historically been cyclical, characterized by fluctuations in product supply and demand. Downturns in these sectors occur rapidly owing to macroeconomic influences such as severe global economic slowdowns, rapid technological changes and intense competition within these sectors, as well as to microeconomic influences such as product obsolescence and changes in product life cycles. The hard disk drive sector is also facing competition from new storage technologies such as flash memory devices. In the event of downturns, our customers who are manufacturers in these sectors are likely to respond immediately by adjusting their production downward. A prolonged downturn could result in our customers further reducing production activity or going out of business. Any material decrease in demand from our customers will have a material adverse impact on our business, financial condition and results of operations.

Non-renewal of permits and business licenses will have a material adverse effect on our operations.

As a pre-requisite for conducting our business activities, we are required to obtain certain permits, licenses and certificates from various governmental authorities. Although we have obtained all material permits and business licenses for our business operations, some of these permits and business licenses are subject to periodic renewal and reassessment by the relevant government authorities. The standards of compliance required for these renewals or reassessments may be subject to future changes. Non-renewal of our existing permits, licenses and certificates could have a material adverse effect on our operations as we may not be able to carry on our business without such permits, licenses and certificates. The PRC government may issue modifications or new restrictions to compliance standards in the future, and the costs of compliance with new standards could be substantial. If we fail to comply with new standards, we may be required to pay fines, suspend production, or terminate our operations. In addition, our future development or business activities may require us to obtain new approvals or permits. We may be unable to renew or obtain the requisite approvals, permits and licenses required by government authorities on a timely basis, or at all. In the event that we are not able to maintain necessary licenses, rights, permits or land rights within expected timeframes, or at all, our financial condition, results of operations, expansion plans and expected production targets may be adversely affected.

We have limited insurance coverage which may not completely cover the risks related to our business and operations, including losses resulting from product liability claims, business interruptions or natural disasters.

We are exposed to inherent risks in the operation and development of our business. We have purchased insurance coverage of the type and in the amount that we consider necessary for our operations, including general property insurance, fire insurance, vehicle insurance and traffic insurance. We do not have business interruption insurance or natural disaster insurance. There can be no assurance that our insurance policies are or will be sufficient to cover all possible losses and liabilities that could arise in our business activities. We do not maintain product liability insurance for our clean-room consumable products, and any successful assertion of product liability claim against us could result in potentially significant monetary damages and require us to make significant payments. We may not have adequate resources to satisfy a judgment in the event of a successful claim against us. In addition, our manufacturing facilities are exposed to natural calamities which could cause significant damage to our manufacturing facilities and delays or disruptions to our operations. In addition, if the relevant insurance premium levels increase, we may not be able to maintain insurance coverage comparable to that currently in effect or may only be able to do so at a significantly higher cost. An increase in insurance premium costs could have an adverse effect on our business, financial condition and results of operations. We may seek to obtain insurance coverage in the future in relation to future development projects; however, there is no guarantee that we will be able to secure adequate levels of insurance coverage on economically viable terms or at all. If we were to incur a substantial uninsured loss, or a loss above the limits of our existing insurance policies, the resulting cost could have a material adverse effect on our business, financial condition and results of operations.

Our financial condition is exposed to the credit risks of our customers and dependent on the credit terms given by our suppliers

We usually extend to our customers credit terms of around 60 days to 120 days.  In the event that our customers face cash flow problems, such problems may impair their ability to promptly settle trade debts due to us and they may default on their payments. There is no assurance that our trade receivables can be collected fully or within a reasonable period of time, and failure to do so could adversely affect our cash flow and financial performance. We are also given credit terms by our suppliers. Our suppliers typically grant us credit terms of 30 days to 60 days. In the event that our suppliers terminate or shorten the credit terms granted to us due to poor economic conditions or any other reasons, our cash flow and financial condition may be adversely affected. Please refer to the sections entitled “Item 4. Information on the Company — B. Business Overview― Customers” and “Item 4. Information on the Company — B. Business Overview —Sales and Marketing” of this annual report for more details.

Our risk management and internal control systems may not be effective and have deficiencies or material weaknesses

Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. We are also subject to reporting obligations under U.S. securities laws. We are subject to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, and the related rules of the Securities and Exchange Commission, or SEC, which generally require our management and independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting. However, for so long as we remain as an emerging growth company as defined in the JOBS Act, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404. Once we are no longer an emerging growth company or, if prior to such date, we opt to no longer take advantage of the applicable exemption, we will be required to include an opinion from our independent registered public accounting firm on the effectiveness of our internal controls over financial reporting. We will remain as an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our public offerings, (b) in which we have a total annual gross revenue of at least $1.0 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

Our management has concluded that under the rules of Section 404, our internal controls over financial reporting were not effective as of December 31, 2012. A material weakness is a deficiency, or a combination of deficiencies, in internal controls such that there is a reasonable possibility that a material misstatement of our company’s financial statements will not be prevented, or detected and corrected on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal controls that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. The material weaknesses we identified are our lack of independent audit committee or audit committee financial expert, and our limited staffing within our accounting operations.

We are in the process of implementing measures to resolve the material weakness and improve our internal and disclosure controls. However, we may not be able to successfully implement the remedial measures. The implementation of our remedial initiatives may not fully address the material weakness and significant deficiencies in our internal controls over financial reporting.

Unfavourable publicity or consumer perception of our products, of similar products sold by other companies, or of the whole clean-room consumables industry, could have a material adverse effect on our business.

Our business is highly dependent upon consumer perception regarding the safety and quality of our products. Consumer perceptions can be significantly influenced by factors beyond our control, such as scientific research or findings, national media attention, internet articles and commentaries, some of which may be negative. Any negative research reports, findings or publicity could have a material adverse effect on the effectiveness of our marketing campaigns, the demand for our products, our business and results of operations. For example, the publication of reports asserting or alleging that clean-room consumables, such as face masks, may cause allergies or adverse reactions, may have a negative effect on our sales regardless of whether such reports are substantiated scientifically or whether the harmful effects are restricted to the products sold by other companies. Although we have not been the subject of negative publicity in the past, any complaints or product liability claims by consumers may also affect public confidence in our brands and products. In the event of unfavorable publicity, complaints or product liability claims, our corporate image, financial conditions and results of operations may be adversely affected.

Our trademarks, trade names and other intellectual property are valuable assets, and any failure to protect our intellectual property rights could undermine our competitive position, and litigation to protect our intellectual property rights may be costly and ineffective. We may also be subject to claims for infringement of third parties’ intellectual property rights.

We consider our trade secrets, trademarks, trade names and other intellectual property important to our business. Please refer to the section “Item 4. Information on the Company — B. Business Overview —Intellectual Property” for additional details. Our trademarks have been used without authorization in the past by third parties on products that do not meet our quality standard and this may still happen in the future. This can affect our brand name and business reputation adversely. Preventing intellectual property infringement, particularly in China, is difficult, costly and time-consuming. Continued unauthorized use of our intellectual property by unrelated third parties may damage our reputation and brand. The measures we take to protect our intellectual property rights may not be adequate to prevent unauthorized use by third parties. If we are unable to adequately protect our intellectual property rights, we may lose these rights, our brand name, competitive position and business may be harmed. The foregoing could have a material adverse effect on our business, financial condition and results of operations.

In addition, third parties may initiate litigation against us alleging infringement of their intellectual property rights. While we are unaware of any of our products currently infringing on any intellectual property rights of third parties, we cannot be certain of this and we cannot assure you that our products will not be subject to any patents or proprietary rights claim brought by third parties in the future. In the event of any material claim or litigation involving infringement of intellectual property rights of third parties, with or without merit, we will have to expend considerable resources, including time, effort and money, to defend ourselves in such legal proceedings. In addition, our business may be severely disrupted due to such legal proceedings. In such an event, our financial results or operations may be adversely affected.

Our success and business operations are largely dependent on Mr. Yu Chunming and certain other key personnel, as well as our ability to attract and retain talented personnel.

Our future success depends heavily on the continued services of our directors, senior management, and a small number of skilled and experienced personnel. On April 9, 2013, Mr. Wong Siu Hong resigned as our chief executive officer, effective immediately. The Board of Directors appointed Mr. Yu Chunming, our executive director, as the interim chief executive officer. If there are further changes in management, such changes could be disruptive and could negatively affect our operations, our culture and our strategic direction.

We do not maintain key person insurance for any of our key personnel. If one or more of our senior executives or other key employees are unable or unwilling to continue with their present positions, we may not be able to replace them on a timely basis or at all, which may severely disrupt our business and affect our results of operations and future prospects. Moreover, we may not be able to attract or retain skilled and experienced employees in connection with our business operation. The competition for skilled and experienced workers in China may also increase our labour costs, which would in turn increase our operational costs and affect our profitability. This could have a material adverse effect on our business, financial condition and results of operations.

Most of our directors, senior management and other key personnel have entered into employment agreements with us that contain non-competition provisions, non-solicitation and non-disclosure covenants. However, if any dispute arises between our directors, senior management and other key personnel and us, such non-competition, non-solicitation and confidentiality provisions may not be enforceable.

Rising labor costs in China could adversely affect our profit margins

We experienced in the past and may continue to experience in the future an increase in labor costs, which would have a material and adverse effect on our business and profit margins. Labor costs in China have been increasing and may continue to increase in the future. For the three years ended December 31, 2010, 2011 and 2012, our labor cost, including pension scheme contributions but excluding share based compensation, amounted to RMB8,899.1 thousand, RMB12,645.8 thousand and RMB15,040.3 thousand, respectively, which represented 16.7%, 21.5% and 25.4% of our revenue for the periods indicated, respectively. There is no assurance that we will not experience an increase in labour costs in the future. Any material increase in our labor costs may, if the same cannot be passed onto customers, adversely affect our profit margins. In addition, for risks relating to changes in labor laws in the PRC, please refer to the section headed “Item 3. Key Information—D. Risk Factors — The enforcement of the Labor Contract Law and other labor-related regulations in China may adversely affect our business and our results of operations.”

Risks Related to Doing Business in China

Our operations may be adversely affected by changes in China’s political, economic and social conditions.

Currently, substantially all of our operations are conducted in China, and approximately 69.4%, 77.8% and 81.9% of our revenue for the years ended December 31, 2010, 2011 and 2012 respectively, are derived from China. Accordingly, our business, financial condition, results of operations, prospects and certain transactions that we may undertake are subject to political, economic and social developments in China.

The PRC economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rates, foreign exchange controls and allocation of resources. Although the PRC economy has been transitioning from a planned economy to a more market-oriented economy since the late 1970s, the PRC government continues to exercise significant control over China’s economic growth through allocating resources, controlling the incurrence and payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Our results of operations and financial condition may be materially and adversely affected by a tightening of or change in these policies and controls.

China’s social and political conditions are also not as stable as those of the United States or other developed countries. Any sudden change to China’s political system or the occurrence of widespread social unrest could have material adverse effects on our business and results of operations.

In addition, while the Chinese economy has experienced significant growth in the past several decades, growth has been uneven, both geographically and among various sectors of the economy. Demand for our services depends remarkably on economic conditions in China. Any slowdown in China’s economic growth may cause our potential customers to delay or cancel their plans to purchase our products, which in turn could reduce our revenue.

There are significant uncertainties under the EIT Law relating to the withholding of tax liabilities by our PRC subsidiary, and dividends payable from our PRC subsidiary to our Hong Kong subsidiary may not qualify for the treaty benefits.

Under the PRC Enterprise Income Tax Law (“EIT Law”) and the EIT Implementation Rules, the profits of a foreign invested enterprise generated in 2008 and onwards which are distributed to its immediate holding company outside the PRC will be subject to a withholding tax rate of 10%. Pursuant to a special arrangement between Hong Kong and the PRC, such rate may be lowered to 5% if a Hong Kong resident enterprise owns over 25% of a PRC company. Our PRC subsidiary is currently wholly-owned by our Hong Kong subsidiary. However, the 5% withholding tax rate does not automatically apply and approvals from competent local tax authorities are required before an enterprise can enjoy any benefit under the relevant tax treaties. Moreover, according to the Notice of the State Administration of Taxation on Issues regarding the Administration of the Dividend Provision in Tax Treaties promulgated on February 20, 2009, for a tax treaty to be applicable, certain requirements must be satisfied, including: (1) the taxpayer must be the beneficial owner of the relevant dividends; and (2) for corporate recipients to enjoy the favorable tax treatment as direct owners of a PRC enterprise, such corporate recipients must satisfy the direct ownership thresholds at all times during the 12 consecutive months preceding the receipt of the dividends. On August 24, 2009, the State Administration of Taxation issued the Administrative Measures for Non-resident Enterprises to Enjoy Treatments under Tax Treaties (For Trial Implementation), which became effective on October 1, 2009, requiring non-resident enterprises to obtain an approval from the competent tax authority in order to enjoy the treatments under tax treaties. Further, the State Administration of Taxation promulgated the Notice on How to Understand and Recognize the “Beneficial Owner” in Tax Treaties on October 27, 2009, which limits the “beneficial owner” to individuals, enterprises or other organizations normally engaged in substantive operations, and set forth certain adverse factors on the recognition of such “beneficial owner”. Our PRC subsidiary has not yet applied for such approvals because they have not declared or paid dividends. We currently do not have any plan to pay cash dividends, although this is subject to change. Our PRC subsidiary may apply for such approvals if and when it intends to declare and pay dividends. There is no assurance that the PRC tax authorities will approve the 5% withholding tax rate on dividends received by our subsidiary in Hong Kong from our PRC subsidiary.

Under the EIT Law, we may be classified as a “resident enterprise” of China. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the EIT Law and the EIT Implementation Rules, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and is subject to enterprise income tax at the rate of 25% on its global income. The EIT Implementation Rules define the term “de facto management bodies” as “establishments that carry out substantial management and control over the manufacturing and business operations, personnel, accounting, properties, of an enterprise”. The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore incorporated enterprise is located in China. However, Circular 82 applies only to offshore enterprises controlled by PRC enterprises, not those invested in by PRC individuals, like our company. Currently there are no additional rules or precedents applicable to us governing the procedures and specific criteria for determining “de facto management body” status for a company of our type. If the PRC authorities were to subsequently determine that we should be treated as a PRC resident enterprise, we would be subject to a 25% enterprise income tax on our global income, which will significantly increase our tax burden and could materially and adversely affect our financial condition and results of operations.

Therefore, if we are regarded as a PRC resident enterprise, the amount of dividends, if any, we may pay to our shareholders may be decreased. However, dividends distributed from our PRC subsidiary, Maxclean (Wuxi), to us could be exempted from the PRC dividend withholding tax, since such income is exempted under the EIT Law and the EIT Implementation Rules to a PRC resident recipient. If we are considered a PRC resident enterprise for enterprise income tax purposes, dividends we pay with respect to our shares may be considered income derived from sources within the PRC and subject to PRC withholding tax of 10%. In addition, non-PRC shareholders may be subject to PRC tax on gains realized on the sale or other disposition of shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their tax residence and the PRC in the event that we are considered as a PRC resident enterprise.

The enforcement of the Labor Contract Law and other labor-related regulations in China may adversely affect our business and our results of operations.

On June 29, 2007, the National People’s Congress of China enacted the Labor Contract Law, which became effective on January 1, 2008. Compared to the laws that it replaced, the Labor Contract Law establishes more restrictions and increases costs for employers who dismiss employees under certain circumstances, including specific provisions related to fixed-term employment contracts, non-fixed-term employment contracts, task-based employment, contract-based employment, probation, consultation with the labor union and employee representative’s council, employment without a contract, dismissal of employees, compensation upon termination and for overtime work and collective bargaining. According to the Labor Contract Law, unless otherwise provided by law, an employer is obliged to sign a labor contract with a non-fixed term with an employee if the employer continues to hire the employee after the expiration of two consecutive fixed-term labor contracts or if the employee has worked for the employer for ten consecutive years. Severance pay is required if a labor contract expires without renewal because the employer refused to renew the labor contract or provided less favorable terms for renewal. In addition, under the Regulations on Paid Annual Leave for Employees , which became effective on January 1, 2008, employees who have worked more than one year for an employer are entitled to a paid vacation ranging from 5 to 15 days, depending on the number of years the employee has worked for the employer. Employees who waive such vacation time at the request of employers are entitled to compensation equal to three times their regular daily salary for each waived vacation day. As a result of these new measures designed to enhance labor protection, our labor costs have increased and could further increase, which may adversely affect our business and our results of operations. In addition, the PRC government in the future may enact more labor-related legislation that could increase our labor costs and restrict our operations.

The PRC legal system embodies uncertainties which could limit the legal protections available to you and us.

As our main operating entities and a substantial majority of our assets are located in China, PRC laws and the PRC legal system in general may have a significant impact on our business operations. Although China’s legal system has developed over the last several decades, PRC laws, regulations and legal requirements remain underdeveloped relative to those of the United States. Moreover, PRC laws and regulations change frequently and their interpretation and enforcement involve uncertainties, and in particular, the interpretation or enforcement of PRC laws and regulations may be subject to government rules or policies, (some of which are not published on a timely basis or at all) that may have retroactive effect. For example, in December 2009, the State Administration of Taxation issued a circular, commonly referred to as Circular 698, to strengthen the PRC tax authorities’ scrutiny over any indirect transfer of equity interests in a PRC tax resident enterprise by a non-resident enterprise, which became effective retroactively on January 1, 2008. Circular 698 specifies that the State Administration of Taxation is entitled to redefine the nature of an equity transfer where offshore vehicles are interposed for tax-avoidance purposes and without reasonable commercial purpose. The State Administration of Taxation is also entitled to impose a PRC withholding tax at the rate of up to 10% to gains derived from such indirect transfer. Although several issues related to Circular 698 were clarified through the Public Notice dated March 28, 2011 by the State Administration of Taxation, there is little guidance and practical experience regarding the application of this tax circular. If our Company conducts any indirect transfers within the meaning of Circular 698 as deemed by PRC tax authorities, we may be required to report to and assist PRC tax authorities with respect to such indirect transfer and may be required to spend valuable resources to comply with Circular 698. In addition, the relative inexperience of China’s judiciary in some cases may add to the uncertainty as to the outcome of litigation. These uncertainties could limit our ability to enforce our legal or contractual rights or otherwise adversely affect our business and operations. Furthermore, due to the existence of unpublished rules and policies, and since newly issued PRC laws and regulations may have a retroactive effect, we may not be aware of our violation of certain PRC laws, regulations, policies or rules until after the fact.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive most of our revenues in Renminbi. Under our current corporate structure, our holding company may rely on dividend payments from our current and future PRC subsidiary to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange (SAFE) as long as certain procedural requirements are met. Therefore, our current and future PRC subsidiary can pay dividends in foreign currencies to us without prior approval from SAFE. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as repayments of loans denominated in foreign currencies. This could affect the ability of our current and future PRC subsidiary to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from us. The PRC government may also, at its discretion, restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our shares.

A failure by our shareholders or beneficial owners who are PRC citizens or residents in China to comply with certain PRC foreign exchange regulations could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities or subject us to liability under PRC laws, which could adversely affect our business and financial condition.

In October 2005, SAFE issued the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75. SAFE Circular 75 states that PRC citizens or residents must register with the relevant local SAFE branch or central SAFE in connection with their establishment or control of an offshore entity established for the purpose of overseas equity financing involving a roundtrip investment whereby the offshore entity acquires or controls onshore assets or equity interests held by the PRC citizens or residents. In addition, such PRC citizens or residents must amend their SAFE registrations when the offshore special purpose company undergoes material changes relating to increases or decreases in investment amount, transfers or exchanges of shares, mergers or divisions, long-term equity or debt investments, external guarantees or other material events. Since May 2007, SAFE has issued guidance to its local branches regarding the operational procedures for such registration, including the new guidance issued by SAFE in 2009, which provides more specific and stringent requirements on the registration relating to SAFE Circular 75. The guidance imposes obligations on onshore subsidiaries of an offshore special purpose company to coordinate with and supervise the beneficial owners of the offshore entity who are PRC citizens or residents in order to complete the SAFE registration process. While our beneficial owners who are known to us to be PRC residents are currently in the process of amending their registrations under SAFE Circular 75, if any of our beneficial owners fails to comply with SAFE Circular 75, our onshore subsidiaries are required to report the non-compliance to the local branch of SAFE. Failure to comply with the registration procedures may also result in restrictions on the relevant onshore entity, including restrictions on the payment of dividends and other distributions to its offshore parent or affiliate as well as restrictions on the capital inflow from the offshore entity. Relevant PRC residents may also be subject to penalties under the PRC foreign exchange administration regulations.

It may be difficult to effect service of process on us or our directors or senior management who live outside of the United States.

Our operating subsidiary was incorporated in the PRC. Our operations are conducted and our assets are located outside of the United States. In addition, all of our directors and our senior management personnel reside outside of the United States. You may experience difficulties in effecting service of process upon us, our directors or our senior management as it may not be possible to effect such service of process outside the United States. In addition, China does not have treaties with the United States and many other countries providing for reciprocal recognition and enforcement of court judgments. Therefore, recognition and enforcement in the PRC of judgments of a court in the United States or certain other jurisdictions may be difficult or impossible.

We are a foreign private issuer and, as a result, we are not be subject to US proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a US issuer.

Because we qualify as a foreign private issuer under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we are exempt from certain provisions of the Exchange Act that are applicable to US public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time, and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while US domestic issuers that are not large accelerated filers or accelerated filers are required to file their annual report on Form 10-K within 90 days after the end of each fiscal year.  Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information.

Our auditor, like other independent registered public accounting firms operating in China and - to the extent their audit clients have operations in China - Hong Kong, is not permitted to be subject to inspection by the Public Company Accounting Oversight Board and, as such, you may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit report included in this annual report filed with the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the US Public Company Accounting Oversight Board (United States) (the “PCAOB”), is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards.

However, our operations are mainly located in the PRC, a jurisdiction where PCAOB is currently unable to conduct inspections without the approval of relevant PRC authorities. Our auditor, like other independent registered public accounting firms operating in China and Hong Kong (to the extent their audit clients have operations in China), is currently not subject to inspection conducted by the PCAOB.

Inspections of some other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures. Certain deficiencies revealed in the inspection process can be addressed to improve future audit quality. The inability of the PCAOB to conduct full inspections of auditors operating in China makes it difficult to evaluate our auditor’s audit procedures and quality control procedures. As a result, our investors may be deprived of the benefits of the PCAOB inspections.

Inflation in China could negatively affect our profitability and growth.

While the PRC economy has experienced rapid growth, it has been uneven among various sectors of the economy and in different geographic areas of the country. Rapid economic growth can lead to growth in the money supply and rising inflation. If prices for our products do not rise at a rate that is sufficient to fully absorb inflation-driven increases in our costs of supplies, our profitability can be adversely affected. These fluctuations and economic factors have led the Chinese government to adopt, from time to time, various corrective measures designed to restrict the availability of credit or regulate growth and contain inflation. In order to control inflation in the past, the PRC government imposed controls on bank credits, limits on loans for fixed assets and restrictions on state bank lending. The implementation of these and other similar policies can impede economic growth and thereby harm the market for our products.

Fluctuations in the value of the RMB may have a material adverse effect on your investment.

The change in value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the revised policy, which was suspended in 2008 due to the worldwide financial crisis, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. In June 2010, the PRC government announced its intentions to again allow the RMB to fluctuate within the 2005 parameters. Since July 21, 2005, there has been approximately 32% appreciation of the RMB against the U.S. dollar. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant adjustment of the RMB against the U.S. dollar.

Any significant revaluation of the RMB may have a material adverse effect on the value of, and any dividends payable on, our shares in foreign currency terms. More specifically, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. To the extent that we need to convert the U.S. dollars we receive from our public offerings into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount that we would receive from the conversion. Consequently, appreciation or depreciation in the value of the RMB relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations.

A failure to comply with PRC regulations regarding the registration of shares and share options held by our employees who are PRC citizens may subject such employees or us to fines and legal or administrative sanctions.

Pursuant to the Implementation Rules of the Administrative Measures on Individual Foreign Exchange, or the Individual Foreign Exchange Rules promulgated by SAFE on January 5, 2007, and the Operating Procedures on Administration of Foreign Exchange Regarding PRC Individuals’ Participation in Employee Share Incentive Plans and Employee Stock Option Plans of Overseas Listed Companies issued by SAFE on March 28, 2007, PRC citizens who are granted shares or share options by an overseas-listed company according to its employee share option or share incentive plan are required, through the PRC subsidiary of such overseas-listed company or other qualified PRC agents, to file with the applicable local branch of SAFE and complete certain other procedures related to the share option or other share incentive plan. In addition, the overseas-listed company or its PRC subsidiary or other qualified PRC agent is required to appoint an asset manager or administrator and a custodian bank, and open special foreign currency accounts to handle transactions relating to the share option or other share incentive plan. Under the Foreign Exchange Administration Rules (1996), as amended in 2008, the foreign exchange proceeds of domestic entities and individuals can be remitted into China or deposited abroad, subject to the terms and conditions to be issued by SAFE. However, the implementation rules in respect of depositing the foreign exchange proceeds abroad have not been issued by SAFE. Currently, the foreign exchange proceeds from the sales of stock or dividends distributed by the overseas-listed company can be converted into RMB or transferred to such individuals’ foreign exchange savings account after the proceeds have been remitted back to the special foreign currency account opened at a PRC domestic bank. In the case of an exercise of the options on a non-cash basis, PRC citizens are required to remit the proceeds to special foreign currency accounts. We and our PRC citizen employees are subject to these rules. If we or our PRC option holders fail to comply with these rules, we or our PRC option holders may be subject to fines and legal or administrative sanctions. See “Item 4. Information on the Company – B. Business Overview – Regulations — Foreign Currency Exchange” and “Item 4. Information on the Company – B. Business Overview – Regulations — Regulation of Foreign Exchange in Certain Return Investment Activities” for more information.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds we receive from any public offerings we conduct in the future, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

In utilizing the proceeds we receive from any future public offerings, as an offshore holding company of our PRC subsidiary, we may make loans to our PRC subsidiary, or we may make additional capital contributions to our PRC subsidiary. Any loans to our PRC subsidiary or consolidated PRC affiliated entities are subject to PRC regulations and approvals or registration. For example, loans by us to our PRC subsidiary to finance their activities cannot exceed statutory limits and must be registered with SAFE or its local counterparts. In addition, loans by us to our PRC subsidiary must be approved by the relevant government authorities and must also be registered with SAFE or its local counterparts. Any capital contribution to our PRC subsidiary is subject to the approvals of Ministry of Commerce of the PRC or its local counterparts. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our PRC subsidiary. If we fail to receive such registrations or approvals, our ability to use the proceeds of our public offerings and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

In addition, on August 29, 2008, SAFE promulgated Circular 142, a notice regulating the conversion by a foreign-invested company of its capital contribution in foreign currency into RMB. The notice requires that the capital of a foreign-invested company settled in RMB and converted from foreign currencies may be used only for purposes within the business scope stated on the business license of the company and, unless otherwise permitted by other regulations, may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the capital of a foreign-invested company settled in RMB and converted from foreign currencies. The use of such RMB capital may not be changed without SAFE’s approval and may not be used to repay RMB loans if the proceeds of such loans have not been used. Violations of Circular 142 will result in severe penalties, including the substantial fines set forth in the Foreign Exchange Administration Rules (1996), as amended. Furthermore, SAFE promulgated Circular 59 on November 19, 2010, which requires the authenticity of settlement of net proceeds from offshore offerings to be closely examined and the net proceeds to be settled in the manner described in the offering documents.

Restrictions under PRC law on our PRC subsidiary’s ability to make dividend payments and other distributions could materially and adversely affect our ability to make investments or acquisitions, pay dividends or other distributions to you, and otherwise fund and conduct our other businesses.

We are a holding company incorporated in the Cayman Islands. In order for us to distribute any dividends to our shareholders or meet other potential future cash needs, we will rely on dividend payments and other distributions made by our PRC subsidiary. As of the date of this annual report, our PRC subsidiary has not paid any dividend to us. PRC regulations restrict the ability of our PRC subsidiary to make dividends and other payments to their offshore parent company. PRC legal restrictions permit payments of dividends by our PRC subsidiary only out of its accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. Our PRC subsidiary is also required under PRC laws and regulations to allocate at least 10% of its annual after-tax profits determined in accordance with PRC accounting standards to a statutory reserve fund until the cumulative amount in such fund reaches 50% of the company’s respective registered capital. As a result, not all funds of our PRC subsidiary are available to us and our access to such funds is restricted. These and any other limitations on the ability of our PRC subsidiary to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

The Provisions regarding the Mergers and Acquisitions of Domestic Enterprises by Foreign Investors established more complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisition in China.

The Provisions regarding the Mergers and Acquisitions of Domestic Enterprises by Foreign Investors in the PRC established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that Ministry of Commerce of the PRC be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Complying with the requirements of the M&A Regulations in such transactions could be time-consuming, and any required approval processes, including obtaining approval from Ministry of Commerce of the PRC, may delay or inhibit our ability to complete such transactions, which could adversely affect our ability to grow our business through acquisitions in China.

Risks Related to Our Shares

We currently have no plans to pay dividends to our shareholders. Our shares may never reach or maintain a price higher than the price investors pay for the shares and investors may never receive a return on their investment in our company.

We currently have no plans to pay dividends to our shareholders, although this is subject to change based on our operations, earnings, financial condition, cash requirements and availability and other factors that may be relevant at the time. We currently have no distributable reserves and our accumulated losses as of December 31, 2012 are approximately RMB82.9 million. Thus, it is unlikely we would be able to distribute any dividends in the near future. Any declaration and payment as well as the amount of dividends will be subject to our constitutional documents and the laws of the Cayman Islands, including the approval of our shareholders. If we do not pay dividends, the only way for investors to realize a return on their investment in our company would be through the sale of the shares at a price higher than the price they paid for our shares. Our shares may never reach or maintain such a share price and investors may never receive a positive return on their investment in our company.

Your percentage ownership in us may be diluted by future issuances of our shares, which could reduce your influence over matters on which shareholders vote.

Subject only to any applicable shareholder approval requirements, our Board of Directors has the authority to issue all or any part of our authorized but unissued shares. Issuances of our shares would reduce your influence over matters on which our shareholders vote.

Since our ordinary shares have been successfully quoted on the OTC Bulletin Board, holders of our ordinary shares may be subject to the Penny Stock Rules of the SEC and the trading market in our shares would be very limited, which will make transactions in our stock cumbersome and may reduce the value of an investment in our shares. These rules may affect your ability to resell your shares.

The SEC has adopted regulations that generally define a “penny stock” to be any equity security other than a security excluded from such definition by Rule 3a51-1 under the Securities Exchange Act of 1934, as amended. For our purposes, penny stock is any equity security that has a market price of less than US$5.00 per share, subject to certain exceptions.

On August 30, 2012, we filed a Form F-1 Registration Statement under the Securities Act of 1933 with the SEC to register certain of our shares for resale. Our Form F-1 Registration Statement was declared effective by the SEC on September 20, 2012. On October 24, 2012, FINRA cleared Maxclean’s request for an unpriced quotation in the United States, and the trading symbol for Maxclean “MAXAF” was confirmed. Our shares may be regarded as penny stock to the extent that the market price for our shares is less than US$5.00 per share. The penny stock rules require a broker-dealer that wishes to engage in transactions in our shares to deliver a standardized risk disclosure document prepared by the SEC, provide the customer with additional information including current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, provide monthly account statements showing the market value of each penny stock held in the customer’s account, make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. To the extent these requirements are applicable they will reduce the level of trading activity in the secondary market for our shares and may severely and adversely affect the ability of broker-dealers to sell our shares.

Our shares are not considered to be readily tradable and investors may be unable to liquidate their investment.

Our shares are considered to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which do not presently include the OTC Bulletin Board (the only exchange on which our shares are currently quoted). As a result of the foregoing, investors may be unable to liquidate their investment for any reason.

We may be classified as a passive foreign investment company, or PFIC, which could result in adverse United States federal income tax consequences to U.S. holders of our shares.

Depending upon the value of our shares and the nature and composition of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes. We were not a PFIC for the year ended on December 31, 2012. However, there can be no assurance that we will not be a PFIC for any future taxable year as PFIC status is tested each taxable year and depends on the composition of our assets and income in such taxable year.

We will be classified as a PFIC for any taxable year if either (i) at least 75% of our gross income for the taxable year is passive income or (ii) at least 50% of the value of our assets (based on an average of the quarterly values of the assets during the taxable year) is attributable to assets that produce or are held for the production of passive income. In determining the average percentage value of our gross assets, the aggregate value of our assets will generally be deemed to be equal to our market capitalization (determined by the sum of the aggregate value of our outstanding equity) plus our liabilities. Therefore, a drop in the market price of our shares would cause a reduction in the value of our non-passive assets for purposes of the asset test. Accordingly, we would likely become a PFIC if our market capitalization were to decrease significantly while we hold substantial cash and cash equivalents. If we are classified as a PFIC in any taxable year in which U.S. Holders (as defined in “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation”) hold our shares, certain adverse United States federal income tax consequences could apply to such U.S. Holders. See “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

Item 4. Information on the Company

Our principal executive offices are located at 88 Yu Feng Road, Shuo Fang Town, New District, Wuxi City Jiangsu Province, P. R. China. The telephone number is +86 510 8526 1996. Our registered office in the Cayman Islands is located at the offices of Appleby Trust (Cayman) Ltd., Clifton House, 75 Fort Street, PO Box 1350, Grand Cayman KY1-1108, Cayman Islands, or at such other place within the Cayman Islands as our directors may decide. Our agent for service of process in the United States is CT Corporation System, 111 Eighth Avenue, New York, New York 1001. Investors should contact us with any inquiries through the address and telephone number of our principal executive offices.

A. History and Development of the Company

Maxclean Holdings Ltd is the holding company for our group and was established on May 30, 2011 as an exempted company incorporated with limited liability under the laws of the Cayman Islands. Our directly wholly-owned subsidiary Maxclean (China) was incorporated as a limited liability company on September 6, 2002 under the laws of Hong Kong and conducts substantially all of its business through its wholly-owned subsidiaries, Maxclean (Wuxi) and Maxclean Global.

Maxclean (Wuxi) is a limited liability company incorporated under the laws of the PRC on December 16, 2002 and is mainly engaged in the business of manufacturing and production of clean-room products. Maxclean Global is a limited liability company incorporated under the laws of Hong Kong on August 16, 2002 and is mainly engaged in the business of trading of our clean-room products in the international markets. Maxclean Shenzhen was established by Maxclean (Wuxi) as a branch company (without separate legal personality) under the laws of the PRC on June 13, 2006 to carry on a sales and marketing business. Maxclean (Wuxi) also established a sales and marketing office in Chengdu in 2011.

On August 30, 2012, we filed a Form F-1 Registration Statement under the Securities Act of 1933 with the U.S. Securities and Exchange Commission to register certain of our shares for resale. Our Form F-1 Registration Statement was declared effective by the SEC on September 20, 2012. On October 24, 2012, our shares were successfully quoted on the OTC Bulletin Board, and the trading symbol for Maxclean “MAXAF” was confirmed.

Recent Developments

            Appointment of Chief Financial Officer

On August 1, 2012, we announced the appointment of Mr. Wu Xin Hui as interim chief financial officer, effective immediately. Mr. Wu served as interim chief financial officer pending the completion of the search process of a new chief financial officer. On October 8, 2012, we announced the appointment of Mr. Wei Zhong, as our Chief Financial Officer, effective immediately. Under the terms of his employment, Mr. Wei Zhong was granted an annual salary payment of RMB600 thousand.  For a detailed biography of Mr. Wei Zhong, please see “Item 6. Directors, Senior Management and Employees — A. Directors and Senior Management — Appointment of Chief Financial Officer” and appointment of interim Chief Executive Officer.

Departure of Chief Executive Officer and appointment of interim Chief Executive Officer

On April 9, 2013, Mr. Wong Siu Hong resigned as chief executive officer, effective immediately. Mr. Wong’s resignation was for personal reasons and not in connection with any known disagreement with the Company on any matter. The Board of Directors has approved his resignation and appointed Mr. Yu Chunming to function as interim chief executive officer until we find a suitable replacement for Mr. Wong. For further details, please see “Item 6. Directors, Senior Management and Employees — A. Directors and Senior Management — Departure of Chief Executive Officer”

Capacity Expansion

In 2012, we further invested in our Wuxi plant by expanding its manufacturing capacity and product range, in order to meet expected the demand from high-end customers; the investment is expected to enhance our competitive advantage in the clean room products market. The breakdown of the investments made in 2012 is illustrated in the table below:

Machine / Equipment	Quantity	Investment Amount (RMB’000)
Wiper Cutting Machine	8	341.9
Washing/Drying Machine	6	789.7
Cleaning Room (Class 1001)	1	2,626.9
Cleaning Room (Class 10002)	1	844.2
Total		4,602.7

Capacity expansion after the above investments:

Process	Before Investment	After Investment	% Capacity increase by
Cutting	20,000 pcs per 8 hours	23,000 pcs per 8 hours	15
Washing	720,000 pcs per 8 hours	1,500,000 pcs per 8 hours	108
Drying	1,010,000 pcs per 8 hours	1,670,000 pcs per 8 hours	65

 _________________
1 clean-room which has no more than 100 particles/ft3 of a size 0.5um and larger as set out in Federal Standard 209E Airborne Particulate Cleanliness Classes in Clean-rooms and Clean Zones approved by the U.S. General Services Administration
2 clean-room which has no more than 1000 particles/ft3 of a size 0.5um and larger as set out in Federal Standard 209E Airborne Particulate Cleanliness Classes in Clean-rooms and Clean Zones approved by the U.S. General Services Administration

Our principal executive offices are located at 88 Yu Feng Road, Shuo Fang Town, New District, Wuxi City Jiangsu Province, P. R. China. The telephone number is +86 510 8526 1996. Our registered office in the Cayman Islands is located at the offices of Appleby Trust (Cayman) Ltd., Clifton House, 75 Fort Street, PO Box 1350, Grand Cayman KY1-1108, Cayman Islands, or at such other place within the Cayman Islands as our directors may decide. Our agent for service of process in the United States is CT Corporation System, 111 Eighth Avenue, New York, New York 1001. Investors should contact us with any inquiries through the address and telephone number of our principal executive offices.

B. Business Overview

Overview

Mr. Yu Chunming (余春明), our chairman and director, is one of the pioneers in the development and manufacture of contamination control supplies and critical cleaning products in China, with over 20 years of success in the industry. Mr. Yu started his career in the cleanroom industry as a manager of Hang Kai Plastic Manufacturing Company Limited (航凯塑胶制品有限公司) from 1992 to 1994 where he was primarily responsible for the operation of the cleanroom plastic bag production lines and held some senior management responsibilities. Mr. Yu then set up his own factory, Zhao Run Plastic Manufacturing Company Limited (召润塑胶制品（深圳）有限公司), in 1994. In 2002, Maxclean (China) Holdings Limited was founded in Hong Kong, and in the same year, Mr. Yu joined the company as executive director. Mr. Yu and his team have been actively developing, manufacturing and distributing for sale products used for contamination control in highly controlled and critical environments, or clean-rooms. Our comprehensive range of disposable clean-room consumable products includes wipes, PE bags, sticky mats, face masks and other clean-room consumables, including swabs and caps, which we supply to our customers in the PRC domestic and overseas markets. Our products are marketed under our trade name “Maxclean” and are employed in high-technology manufacturing industries, which require certain manufacturing and assembly processes to be carried out in highly controlled, dust-free and electrostatic-free critical environments. In particular, we seek to maximize purity levels for clean-room environments for customers in the hard disk drive, optics, semi-conductor, TFT-LCD, electronics, biotechnology, pharmaceutics and food processing industries.

All of our products are manufactured at our modern facilities located in Wuxi. Our production lines have been certified to international ISO9001 and ISO14001 standards. Our products are sold through our four sales and marketing offices located in Hong Kong, Wuxi, Shenzhen and Chengdu.

Our Products

We develop, manufacture and sell consumable contamination control supplies for use in clean-rooms under our trade name “Maxclean”. Following our strategic plan of becoming a worldwide leading integrated producer of clean-room consumables, we have been striving to diversify and expand our product range throughout the past decade. Currently, we manufacture and sell the following product lines: wipes, PE bags, sticky mats, face masks, and other products including anti-static swabs, disposable gloves and caps. Each of our product lines includes numerous tailored solutions to meet the specific needs of customers in diverse industries. In 2012, we introduced new products, including BOPP bags and micro-fiber wipes designed for optical clean-room application. We are also currently in the process of developing a new generation of more efficient and user-friendly wipes with a lower particle count, which is expected to be used in highly sensitive environments.

 The following table sets forth details of the sales of our products for each of the periods indicated:

Year ended December 31,
2012		2011		2010
Sales volume	Revenue	Sales volume	Revenue	Sales volume	Revenue
thousand pieces	RMB ‘000	thousand pieces	RMB ‘000	thousand pieces	RMB ‘000

Wipes	67,215.0	16,035.2	122,072.8	20,285.2	78,667.5	16,063.0
PE bags	70,231.0	8,287.9	114,173.4	12,452.5	125,024.6	13,396.8
Face masks	46,257.0	5,690.4	39,068.0	4,992.0	30,533.7	4,791.7
Sticky mats	311.0	8,006.5	355.8	7,933.4	434.3	8,685.2
Others products:-
Swabs	50,382.0	5,219.9	21,804.5	1,789.9	27,145.6	2,386.4
Disposable gloves	2,917.6	2,255.6	3,104.1	1,966.6	2,583.5	2,421.5
Bopp bags	99,641	2,742.3	29,365.0	768.9	101.6	4.1
Epoxy boards	13.3	1,728.5	18.7	1,145.8	-	-
Others (1)		9,314.0		7,444.0		5,529.6
Total		59,280.3		58,778.3		53,278.3
_________________________
(1)	Others mainly include static control products and caps. Volume and other information in this category is not provided as it consists of various products.

Wipes — We produce a wide range of launderable and non-woven clean-room wipes for general wiping, cleaning and spill control in critical working environments.

Launderable wipes. Our launderable wipes are widely employed in highly critical areas and are available in numerous varieties of filament polyester and nylon fabrics. Our launderable wipes are processed using various cutting methods, namely, laser sealed edge, ultrasonic sealed edge, heat sealed edge, or normal cut.

Non-woven wipes. Our non-woven wipes are more economical than launderable wipes and are designed for use in environments with less-stringent particle requirements, such as ISO Class 6 and 7 clean-rooms. They are produced from a variety of non-woven cotton, polyester or nylon fabrics and other options to achieve desired absorption, low-lint, soft texture, anti-static or anti-abrasive specifications.

PE bags — Our PE bags are designed for packaging critical products that require packaging with ultra-low ionic contamination and outgassing, such as semiconductor, hard disk drive, electronics, medical and pharmaceutical accessories. Accordingly, our PE bags are produced in Class 100 modular clean-rooms using pure, high quality resins which are free from amide, amine, silicone oil and phthalate esters. Our bags have ultra-low particle counts and non-volatile residue and are certified in accordance with Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment, a regulation enforced by the National Measurement Office Enforcement Authority in the United Kingdom as free from heavy metals and hazardous chemicals. They are available in varying sizes, thicknesses, lengths, widths and colors.

Face masks — We produce a range of superior quality surgical and critical area face masks available in varying specifications. These face masks are made out of one of five different categories of fabric, specifically: (i) spunbond, non-woven polypropylene which is ideal for general purpose and medical or clinical usage (ii) combined polymer fabric, which is ideal for a Class 10 to 100 clean-room (iii) cellulose composite, which is also ideal for a Class 104 to 100 clean-room (iv) specialist spunbond polymer, for use in hazardous environments, and (v) die cut polymer spunlace, which is ideal for use in the food industry. Our face masks are available in earloop, overloop and tie-on design. Face masks are also available in varying sizes, colors and plies.

Sticky mats — Our adhesive-coated contamination control mats are designed to meet stringent clean-room specifications and for use in entryways, walkways and traffic areas where contamination must be controlled. Each mat is composed of multiple layers of polyethylene films coated with custom high tack adhesive laminated together into a stack. When the top layer becomes soiled, it can be peeled off to expose the next clean sheet of the mat. Our mats capture 99% of all foot-borne and wheel-borne particulates from entering the controlled working environment. The sticky mats employ a water-based acrylic adhesive, with a pH of 7 to 8. Our mats are certified by RoHS as free from heavy metals and hazardous chemicals. Our sticky mats are available in standardized as well as customized sizes and colors.

Other products  — In addition to our key products listed above, we also produce a wide range of other products such as swabs, disposable gloves, bopp bags and epoxy board.

Swabs. Our swabs are widely used in electronics industry, to clean places where normal wiper cannot reach. Our swabs are processed with class 100 cleaning cycle. They are produced from polypropylene and polyester.

Disposable gloves. Our disposable gloves are widely used with our wipe products and sticky mat products since personnels who enter into a cleanroom needs to wear gloves. They are produced either from Nitrile or Latex material.

Bopp bags. Our bopp bags are widely used in cleanroom packaging. They are produced from polypropylene.

Epoxy boards. Our epoxy boards are widely used in cleanroom construction. They are produced from epoxy resin.

Seasonal factor affects our product sales. We generate higher revenue during the period from September to January each year, because that is the high season of respiratory system diseases such as the flu in China, which creates greater demand for our clean-room consumables such as wipes and face masks.

Manufacturing

The diagram below illustrates principal procedures involved in our production process of our key products.

Wipes

As a preliminary matter, raw material fabrics are inspected to ensure adequate width, length, weight, texture and other critical measurements. In order to produce launderable wipes, fabrics are cut to size using proprietary laser edged and/or ultrasonic sealed edge technologies which seal the edges to minimize particle and lint contamination. Thereafter, fabrics undergo multiple cleaning and drying processes, the former employing distilled water to ensure minimum particle and fiber contamination. Wipes are thereafter packaged in a clean Class 100 environment. A similar process is used in producing non-woven wipes except that no cleaning and drying process is required.

Face Masks

Our face masks are produced within a Class 10,000 clean-room equipped with high-speed mask and ribbon making machines. The production of our face masks involves meltblowing, followed by slitting and cutting the fabric to the requisite specification and attachment of the binding and ear loops. The masks are passed through an air shower box for micro-contamination removal and packaged under a Class 100 vertical laminar flow clean hood.

PE bags

As a preliminary matter, we check the raw material fabrics to ensure adequate texture and color and that they are not damaged or stained. The raw materials are mixed and preset to have correct weight of resins and correct film thickness. In order to produce our clean-room packaging bags, low or/and high density polyethylene is fed into a blower machine which is equipped with molds necessary to wipe off the dust, clean the surface of the resins, correct the thickness, transparency and width of the resins to achieve the desired size and thickness of the bag. The blower machine processes the polyethylene into a roll form output which is subsequently placed on a cutting machine to cut into the desired size.

Sticky mats

To produce sticky mats, polyethylene pellets are first pressurized and blown into continuous series of polyethylene film which is cut to the desired specification. Once cooled, each layer of film is laminated with an acrylic-based adhesive. Each piece of sticky mats is composed of 30 to 60 layers of polyethylene film, with a thickness range of 30mm to 45mm.

Research and Development

We believe that the continual improvement of our research and development capability is vital to maintaining our long-term competitiveness. As of December 31, 2012, we employed 19 experienced engineers at our research and development laboratory, focusing on enhancing our product quality and improving production efficiency. Through our processing technology, we have implemented production processes that enable us to reduce particle and fiber content through sophisticated washing techniques and increase the product quality of our wipes through the usage of innovative edge-sealing technologies. Our research and development team is, as of the date of this annual report, focused on developing a new generation of wipes with a lower particle count appropriate for use in more highly sensitive environments and which many of our customers currently import from more developed markets. Our research and development personnel also work with our customers to develop tailored products.

We intend to continue to devote management and financial resources to research and development to further enhance the diversity and quality of our products, increase productivity and lower our overall production costs.

Quality Control and Certification

We employ strict quality control procedures at each stage of the manufacturing process in accordance with ISO 9001 quality management standards to ensure the consistency of our product quality and compliance with our internal production benchmarks. We have also received RoHS certification, which indicates compliance with the European Directive on the Restriction of Hazardous Substances, for our sticky mats and PE bags. We have received various other certificates with respect to our products and manufacturing processes.

We have established systematic inspections and product testing at various stages of the production process, from raw material procurement to finished product testing, to identify product defects, administer preventive or corrective measures and ensure that our processes and products are in accordance with applicable standards and meet customer requirements. Raw materials that fail to pass our incoming inspection are returned to suppliers.

We believe that we are able to maintain the quality and reliability of our products through close monitoring of our manufacturing processes and product testing by our quality control team and scheduled maintenance of our machinery. To ensure the effectiveness of our quality control procedures, we also provide periodic training to our production line employees. As of December 31, 2012, our quality control team consisted of 18 employees and included engineers, equipment maintenance technicians and raw material inspectors. Our quality control team also works with our sales and marketing team to provide customer support services. Our quality control team uses advanced Fourier transform infrared spectroscopy, ion chromatograph and liquid particle counter equipment to test the quality of our products, including non-volatile residue, ion contamination, absorbency, particle count and other specified product characteristics. In addition, as part of our customer support services, we also regularly follow up with our customers regarding our product quality and incorporate their suggestions for process improvements.

On October 23, 2012, we invited Shanghai QA International Certification Co., Ltd. to audit our manufacturing process in accordance with Quality Management System (ISO9001). The annual audit went smoothly and was concluded in two days.

Customers

Historically, we sold substantially all of our products to customers in China. Since the mid 1990s, we commenced the sale of our products in overseas markets through wholesale to the local distributors. Currently, our products are sold in China, Hong Kong, South Korea, Southeast Asian market and other overseas market, including Japan, Canada, the United States, Europe and Taiwan. The following table sets forth our revenue by geographic locations for the period indicated:

	Year ended December 31,
Revenue by geography	2012		2011		Change
	RMB’000%		RMB’000%		RMB’000%

PRC	48,528.5	81.9	45,727.2	77.8	2,801.3	6.1
Hong Kong	1,631.3	2.8	9,201.9	15.7	(7,570.6)	(82.3)
South Korea	707.6	1.2	1,501.3	2.5	(793.7)	(52.9)
Southeast Asian market(1)	5,239.3	8.8	424.3	0.7	4,815.0	1134.8
Other overseas market (2)	3,173.6	5.3	1,923.6	3.3	1,250.0	65.0
Total	59,280.3	100.0	58,778.3	100.0	502.0	0.9
_______________________
(1)          Southeast Asian market mainly includes Thailand, Singapore and Malaysia.
(2)          Other overseas market mainly includes Japan, United States, Canada, Europe, and  Taiwan

	For the year ended December 31,
Revenue by geography	2011		2010		Change
	RMB’000%		RMB’000%		RMB’000%

PRC	45,727.2	77.8	36,987.9	69.4	8,739.3	23.6
Hong Kong	9,201.9	15.7	11,285.9	21.2	(2,084.0)	(18.5)
Other overseas market (1)	3,849.2	6.5	5,004.5	9.4	(1,155.3)	(23.1)
Total	58,778.3	100.0	53,278.3	100.0	5,500.0	10.3
_____________________
(1)          Other overseas market mainly includes Japan, South Korea, United States, Canada, Europe, Taiwan, Vietnam, Singapore and Malaysia. We did not separately break out South Korea and other  Southeast Asian market in 2010 due to materiality.

We sell a range of clean-room consumable products. Our wipes are our largest revenue contributor, accounting for 27% of our total revenues in the year ended December 31, 2012, followed by PE bags, which accounted for 14.0% of total sales in the same period. As we continue to diversify and expand the range of our products, we expect that an increasing proportion of our revenues will be derived from our wipes and PE bags. As of December 31, 2012, we had an aggregate of approximately 240 customers for our clean-room consumable products in China and 40 from overseas markets.

The following table sets forth the information regarding our top five customers for the periods indicated:

Customer	For the year ended December 31, 2012
	Amount (RMB’000)	% of revenue

Elektroskandia Logistics (Shanghai) Co., Ltd.	6,780.0	11.4
Xiamen Xinhan Manufacturing and Trading Company Limited	6,487.6	10.9
Sumitomo Electronics (Shen Zhen) Company Limited	3,592.3	6.1
[ Metalform (WUXI) Precision Engineering Co., Ltd.	3,426.5	5.8
Belton Electronics (Shen Zhen) Company Limited	2,881.1	4.9
Other customers	36,112.8	60.9
Total sales of 2012	59,280.3	100.0

Customer	For the year ended December 31, 2011
	Amount (RMB’000)	% of revenue

Elektroskandia Logistics (Shanghai) Co., Ltd.	7,052.5	12.0
Xiamen Xinhanmei Manufacturing and Trading Company Limited	5,962.8	10.1
Jiangsu Zhongneng Polysilicon Technology Development Company Limited	2,154.7	3.7
Sumitomo Electronics (Shen Zhen) Company Limited	2,729.5	4.7
Zhuhai Zixing Electrics Company Limited	2,711.5	4.6
Other customers	38,167.3	64.9
Total sales of 2011	58,778.3	100.0

Customer	For the year ended December 31, 2010
	Amount (RMB’000)	% of revenue

Elektroskandia Logistics (Shanghai) Co., Ltd.	5,084.2	9.5
Fuqun Electrics (Wuxi) Company Limited	3,639.1	6.8
Jiangsu Zhongneng Polysilicon Technology Development Company Limited	2,801.0	5.3
Xiamen Xinhanmei Manufacturing and Trading Company Limited	2,508.6	4.7
Zhuhai Zixing Electrics Company Limited	2,045.0	3.9
Other customers	37,200.4	69.8
Total sales of 2010	53,278.3	100.0

Sales and Marketing

We sell our products under our own brand “Maxclean”. Our customers for our clean-room consumable products include companies engaged in hard drive electronics, semiconductors, LED and TFT products manufacturing or processing businesses. To achieve expansion of our sales channels and broad market penetration, we sell our clean-room supplies through our four sales and marketing offices each located in Hong Kong, and three cities in China including Wuxi, Shenzhen and Chengdu. We are in the process of establishing three more sales and marketing offices each in Wuhan, Guangzhou and Nanjing, China. We have sales representatives in South Korea seeking out potential customers and promoting our products and brand recognition.

We have been able to establish strong relationships with a number of major customers, based on the quality of our products and our market reputation. Our major customers include subsidiary companies of leading multinational corporate groups such as Samsung Group and LG Corp.

We sell our products primarily under short term purchase orders issued from our customers. The terms of the purchase orders are usually monthly or quarterly under which we deliver our products in installments every week. Price negotiation and sample testing often occurs prior to customers issuing a purchase order, and for new customers, they may visit our manufacturing base in Wuxi before issuing us their first purchase order. We review and adjust our product pricing system periodically as the purchase price of each individual purchase order is often further negotiated and determined on a case-by-case basis. Normally, we grant our customers a payment credit term of 60 days to 120 days upon product delivery. To a lesser extent, we have customers that make a deposit or full payment before or upon product delivery.

Raw Materials

The raw materials used in our manufacturing process consist primarily of polyethylene pellets and non-woven fabric. Polyethylene pellets are the main raw material in manufacturing sticky mats and PE bags. Non-woven fabric includes two types, being polypropylene and filament polyester. Polypropylene is used as the main raw material in producing non-woven wipes and face masks. Filament polyester is the main raw material in manufacturing launderable wipes. Other supplemental materials we use in our manufacturing process include nylon, cotton, cellulose, natural rubber, nitrile latex, etc. For the year ended December 31, 2012, wipes, PE bags, sticky mats, face masks and other clean-room consumables accounted for approximately 27.0%, 18.6%, 13.4%, 9.6% and 31.4% of our total raw material costs, respectively.

These raw materials together represented approximately 74% of our total cost of sales for the year ended December 31, 2012. The factors that influence the prices of our raw materials include the crude oil price and market demand and supply, among others. For example, the average purchase price of our polyethylene pellets decreased from RMB9.9 per kilogram in 2011 to RMB9.2 per kilogram in 2012 along with the decrease in the price of crude oil.

We purchase raw materials from our suppliers through issuing purchase orders to our suppliers. We have at least two suppliers for each type of our main raw materials. The transportation costs are usually borne by the suppliers. The suppliers usually grant us a credit term of 30 days to 60 days upon goods delivery. As the prices of polyethylene pellets and non-woven fabric fluctuate along with the crude oil price, we use short term purchase orders and spot market purchase from time to time to minimize pricing risk.

Property, Plant and Equipment

The table below lists the locations, square footage, principal use and lease expiration dates of the facilities used in our principal operations as of December 31, 2012.

Location	Approximate Square Meters	Principal Use or Presently Contemplated Use	Owned or Lease Expiration Date
Hong Kong	46.0	Management, Administration, Sales and Marketing	Shared with related parties without any formal lease.
Wuxi, China	54,783.4	Management, Operation Warehouse, Sales and Marketing	Owned; land use right to expire on May 29, 2053
Shenzhen, China	485.0	Sales and Marketing, Warehouse	Leased to April 30, 2013

Manufacturing Facilities

Our manufacturing facilities are located in Wuxi, China, covering approximately 54,783 square meters. As of the date of this annual report, we had over 120 major machines used in our operations. None of these machines are encumbered. We maintain a high utilization rate in operating our major machines. Our production facilities in Wuxi currently have annual production capacity to produce approximately 276,000 thousand pieces of wipes, 1,500 tonnes PE bag film, 78,000 thousand pieces of face mask and 444.0 thousand pieces of sticky mats.

Planned Capital Expenditures

We expect to continue investing in capital expenditures in the future as we plan to increase our competitiveness and market share through developing new products, improving the quality of our products and increasing our production capacity.

We do not expect to incur any significant capital expenditures in connection with replacement of obsolete equipment for the year of 2013. We plan to invest RMB147.0 thousand for other capital expenditures such as upgrading our computer systems and equipment for quality testing.

Intellectual Property

Our trademark is Maxclean. The following is an image of our trade mark:

We possess proprietary process technologies and know-how that allow us to develop and produce a broad range of clean-room consumable products, including those that are customized to meet the specifications of our customers. In addition, we integrate our proprietary know-how and technologies, such as static elimination, with the equipment purchased from equipment vendors to increase our production capacity and efficiency. We have made eleven patent applications pending review as of the first quarter of 2013. As of the date of the annual report, we do not have any approved patents.

We also rely on a combination of trade secrets and employee and third-party confidentiality agreements to safeguard our intellectual property. Our research and development employees are required to enter into agreements that require them to assign to us all inventions, designs and technologies that they develop during the terms of their employment with us. We have not been a party to any intellectual property claims since our inception.

Competition

We operate in a highly competitive and rapidly evolving market. As we enhance the quality of our products and increasingly penetrate the major export markets, we will compete with major international integrated manufacturers of clean-room consumables, such as KM Corporation, Contec, Inc. and ITW Texwipe, as well as companies located in China such as Dongguan Suorec Electronic Material Co., Ltd., Suzhou Selen Clean-room Technology Co., Ltd., Suzhou TA&A Ultra Clean Technology Co. Ltd. and Shenzhen X & Y International Industrial Co., Ltd. We expect to face increased competition as other manufacturers of clean-room consumables continue to expand their operations. Many of our current and potential competitors may have a longer operating history, greater financial and other resources, stronger brand recognition, better access to raw materials, stronger relationships with customers and greater economies of scale than we do. Moreover, certain of our competitors are highly-integrated producers whose business models provide them with competitive advantages as these companies are less dependent on upstream suppliers and/or downstream customers in the value chain.

We compete primarily in terms of product quality and consistency, pricing, timely delivery, ability to fill large orders and reputation for reliable customer support services. We believe that our high quality products, our low labor costs and easy access to key resources from our strategically located production bases in China and our proprietary process technologies enhance our overall competitiveness.

Production Safety

We are subject to extensive PRC laws and regulations in relation to labor and safety. We have adopted stringent safety procedures at our facilities to limit potential damage and personal injury in the event of an accident or natural disaster, and have devised a number of internal guidelines as well as instructions for our manufacturing processes. We distribute safety-related manuals to employees and post bulletins setting forth safety instructions, guidelines and policies throughout our facilities. Failure by employees to follow these guidelines and instructions result in fines, disciplinary actions or even dismissals. All of our new employees undergo extensive safety training and education. We require our technical staff to attend periodic training programs taught by instructors to enhance their work safety awareness and ensure safe equipment operation. We conduct regular inspections and our experienced equipment maintenance team oversees the operation of our manufacturing lines to maintain proper and safe working conditions. Although work injuries do occur periodically, we have not experienced any major work-related injuries and our operations have been in compliance with the applicable labor and safety laws and regulations in all material respects.

Environment Matters

We generate and discharge waste water at various stages of our manufacturing process. The contamination level of the waste water we discharge is very low, and we are not required under PRC laws and regulations to equip our manufacturing facilities with pollution abatement equipment to treat the waste water before discharging. Nevertheless, we are required to comply with all PRC national and local environmental protection laws and regulations and our operations are subject to periodic inspection by national and local environmental protection authorities. PRC national and local environmental laws and regulations impose fees for the discharge of waste materials above prescribed levels. The Environmental Protection Bureau of Wuxi city periodically inspects the waste water we discharge and imposes water processing fees based on the water contamination level. As of the date of this annual report, no outstanding waste water processing fees are outstanding. PRC national and local environmental laws and regulations also require the payment of fines for serious violations and provide that the relevant authorities may at their own discretion close or suspend the operation of any facility that fails to comply with orders requiring it to cease or remedy operations causing environmental damage. As of the date of this annual report, no such penalties had been imposed on us.

Employees

As of December 31, 2012, 2011 and 2010, we had a total of 241, 233 and 267 employees, respectively. The following table sets forth the number of our employees categorized by function as of dates indicated:

As of December 31,	Management	Manufacturing	R&D	Quality Control	Administration	Total

2012	13	125	19	18	66	241
2011	13	144	12	17	47	233
2010	12	173	5	35	42	267

For the years ended December 31, 2012, 2011 and 2010, our total staff costs, including pension scheme contributions but excluding share based compensation, were RMB15,040.3 thousand, RMB12,645.8 thousand, RMB8,899.1 thousand, respectively.

We typically enter into a standard confidentiality and non-competition agreement with each of our management and research and development personnel. Each of these contracts includes a covenant that prohibits the relevant personnel from engaging in any activities that compete with our business during his or her employment with us and for one year after their employment with us.

Our employees are part of a union and are subject to a collective bargaining agreement. As of the date of this annual report we have not experienced any labor disputes or any difficulty in recruiting staff for our operations.

Insurance

We have insurance policies including general property insurance, fire insurance, vehicle insurance and mandatory traffic insurance. We do not have business interruption insurance or natural disaster insurance.  We believe that our overall insurance coverage is consistent with the market practice in China. However, significant damage to any of our manufacturing facilities and buildings could have a material adverse effect on our results of operations. In accordance with customary practice in China, we do not carry any business interruption insurance. Moreover, we may incur losses beyond the limits, or outside the coverage, of our insurance policies. See “Item 3. Key Information—D. Risk Factors — Risks Related to Our Business and Industry — We have limited insurance coverage which may not completely cover the risks related to our business and operations, including losses resulting from product liability claims, business interruptions or natural disasters.” As of the date of this annual report, we have insurance covering our assets in a value of approximately RMB50 million.

Legal and Administrative Proceedings

We are currently not a party to any other material legal or administrative proceedings, and we are not aware of any other material legal or administrative proceedings threatened against us. We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business.

Regulations

This section sets forth a summary of the most significant regulations or requirements that affect our business activities in China or our shareholders’ right to receive dividends and other distributions from us.

Environmental Regulations

Our product manufacturing processes generate certain levels of noise, waste water and other industrial wastes in the course of our business operations. Our PRC legal counsel has advised us that we are subject to a variety of government regulations related to the storage, use and disposal of hazardous materials. The major environmental regulations applicable to us include the Environmental Protection Law of the PRC, the PRC Law on the Prevention and Control of Noise Pollution, the PRC Law on the Prevention and Control of Air Pollution, the PRC Law on the Prevention and Control of Water Pollution, the PRC Law on the Prevention and Control of Solid Waste Pollution, the PRC Law on Evaluation of Environmental Affects and the Regulations on the Administration of Construction Project Environmental Protection. The PRC Environment Protect Bureau (“EPB”) and its subordinate local authorities may give an entity a warning or an order of correction, levy a fine or request suspension of operation in the case of violation of the applicable laws and regulations. We have not been subject to any warnings or fines or any other penalty by the EPB and we do not believe that we are in material non-compliance of the regulations.

Restriction on Foreign Businesses

The principal regulation governing foreign ownership in conducting business in the PRC is the Foreign Investment Industrial Guidance Catalogue, as amended in 2011. The catalogue classifies three categories where foreign investment is encouraged, restricted or prohibited. Foreign investors shall follow the catalogue as a guideline to ascertain which industries they can engage in. In general, foreign investment is (1) subject to no entry barrier in encouraged industries, (2) subject to certain limitations in entering into restricted industries, and (3) prohibited from entering into prohibited industries. The PRC Ministry of Commerce (MOC) and/or the State Reform and Development Commission (SRDC) and their subordinate authorities review and decide the foreign investment applications. Our PRC legal counsel has advised us that, the manufacturing and sales of clean-room consumables products we are engaged in is not a restricted or prohibited business area. The catalogue is amended regularly and it is uncertain whether any future amendment of the catalogue may affect our business in China. However, our PRC legal counsel has advised us that, manufacturing and sales of clean-room consumables products is not a sensitive business area for foreign investment and the chance of it being classified as a restricted or prohibited industry in future amendments of the catalogue is low.

Tax

PRC enterprise income tax is calculated based on taxable income determined under PRC accounting principles and adjustments in line with the tax laws and regulations. In accordance with the PRC Income Tax Law on Foreign Invested Enterprise and Foreign Enterprise, or the former Income Tax Law, and the related implementing rules, foreign-invested enterprises incorporated in the PRC were generally subject to an enterprise income tax of 30% on taxable income and a local income tax of 3% on taxable income. The former Income Tax Law and the related implementing rules provided certain favorable tax treatments to foreign invested enterprises.

For instance, beginning with its first year of profitability, a foreign invested manufacturing enterprise with an operating period of no less than ten years would be eligible for an enterprise income tax exemption for two years followed by a three-year 50% reduction on its applicable enterprise income tax rate.

The effective income tax rate applicable to us in China depends on various factors, such as tax legislation, the geographic composition of our pre-tax income and non-tax deductible expenses incurred.

On March 16, 2007, the National People’s Congress, the Chinese legislature passed the new Enterprise Income Tax Law, which became effective on January 1, 2008. On December 6, 2007, the State Council approved and promulgated the Implementation Rules of PRC Enterprise Income Tax Law, which took effect simultaneously with the new Enterprise Income Tax Law. However, a number of detailed implementation regulations are still in the process of promulgation.

The new Enterprise Income Tax Law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises and eliminates many of the preferential tax policies afforded to foreign investors. Furthermore, dividends paid by a foreign invested enterprise to a non-resident shareholder are now subject to a withholding tax of 10%, which may be reduced under any applicable bilateral tax treaty between China and the jurisdiction where the non-resident shareholder resides.

According to the Administrative Measures for Non-Residents Enjoying Tax Treaty Benefits (Trial Implementation), which was issued by the State Administration of Taxation (“SAT”) on August 24, 2009 and became effective on October 1, 2009, the application of the preferential withholding tax rate under bilateral tax treaty is subject to the approval of competent PRC tax authority. According to the Circular of the State Administration of Taxation on How to Understand and Identify “Beneficial Owner” under Tax Treaties, which became effective on October 27, 2009, the PRC tax authorities must evaluate whether an applicant for treaty benefits in respect of dividends, interest and royalties qualifies as a “beneficial owner” on a case-by-case basis and following the “substance over form” principle. This circular sets forth the criteria to identify a “beneficial owner” and provides that an applicant that does not carry out substantial business activities, or is an agent or a conduit company may not be deemed as a “beneficial owner” of the PRC subsidiary and therefore may not enjoy tax treaty benefits.

An enterprise registered under the laws of a jurisdiction outside China may be deemed a Chinese tax resident if its place of effective management is in China. If an enterprise is deemed to be a Chinese tax resident, its worldwide income will be subject to the enterprise income tax. According to the implementation rules of the new Enterprise Income Tax Law, the term “de facto management bodies” is defined as bodies that have, in substance, and overall management and control over such aspects as the production and the business, personnel, accounts and properties of the enterprise. In addition, under the new Enterprise Income Tax Law, foreign shareholders could become subject to a 10% income tax on any gains they realized from the transfer of their shares, if such gains are regarded as income derived from sources within China, and the enterprise in which their shares invested is considered a “tax resident enterprise” in China. Once a non-Chinese company is deemed to be a Chinese tax resident by following the “place of effective management” concept and any dividend distributions from such company are regarded as income derived from sources within China, Chinese income tax withholding may be imposed and applied to dividend distributions from the deemed Chinese tax resident to its foreign shareholders.

The Enterprise Income Tax Law provides a five-year grandfathering period, starting from its effective date, for enterprises established before the promulgation date of the Enterprise Income Tax Law that were entitled to enjoy preferential tax policies under former Income Tax Law or regulations. However, subject to the Circular by the PRC State Council on the Implementation of the Grandfathering Preferential Policies under the PRC Enterprise Income Tax Law (Decree No. 2007 39), or the Implementation Circular, promulgated on December 26, 2007, only a certain number of the preferential policies provided under the former Income Tax Law, regulations, and documents promulgated under the legal authority of the State Council are eligible to be grandfathered in accordance with Implementation Circular.

With respect to our PRC operations, Maxclean (Wuxi) has already enjoyed the “two-year exemption” and “three-year half deduction” tax preferential policy and is now subject to a uniform 25% enterprise income tax rate as stipulated by the new Enterprise Income Tax Law.

Pursuant to the Provisional Regulation and its Implementing Rules, all entities and individuals that were engaged in the sale of goods, the provision of repairs and replacement services and the importation of goods in China are required to pay value-added tax (“VAT”). According to the Provisional Regulation, gross proceeds from sales and importation of goods and provision of services are generally subject to a VAT rate of 17% with exceptions for certain categories of goods that are taxed at a VAT rate of 13%. When exporting goods, exporters are entitled to a refund of a portion of or all of the VAT that they have already paid or borne. In addition, under the current Provisional Regulation, the input VAT for fixed assets is generally deductible from the output VAT, except for fixed assets that are non-VAT taxable items or VAT exempted items or fixed assets used in welfare activities or for personal consumption. According to former VAT levy rules, equipment imported for qualified projects was entitled to import VAT exemption and domestic equipment purchased for qualified projects was entitled to a VAT refund. However, such import VAT exemption and VAT refunds were both eliminated as of January 1, 2009. We have been in compliance with the applicable PRC tax regulations.

The governing law of our share swap agreement is Hong Kong law. Please see “Item 7. Major Shareholders and Related Party Transactions -- B. Related Party Transactions” section regarding the share swap agreement. The PRC laws may have certain effect on the arrangement in our share swap agreement from a taxation perspective. If the share swap agreement is deemed as an intentional arrangement to avoid enterprise income taxes arising from the transfer of shares, the PRC tax authorities may request us to pay off the transfer’s enterprise income taxes. However, the purpose of our share swap agreement was to reorganize our group structure instead of avoiding PRC enterprise income taxes. As such, the Board of Directors do not believe that the share swap is subject to the PRC taxation.

Foreign Currency Exchange

Historically, our operations have not been impacted by foreign currency exchange regulations in the PRC. Foreign currency exchange regulation in the PRC is primarily governed by the following rules:

●	Foreign Currency Administration Rules (1996), as amended, or the Exchange Rules; and

●	Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

Currently, the Renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. Conversion of Renminbi for most capital account items, such as direct investment, security investment and repatriation of investment, however, is still subject to registration with the PRC State Administration of Foreign Exchange (“SAFE”).

Under the Exchange Rules, foreign invested enterprises may buy, sell and remit foreign currencies at financial institutions engaged in foreign currency settlement and sale after providing valid commercial documents and, in the case of most capital account item transactions, obtaining approval from the SAFE. Capital investments by foreign enterprises are also subject to limitations, which include approvals by the Ministry of Commerce, the State Reform and Development Commission and registration with SAFE.

Dividend Distribution

The principal regulations governing distribution of dividends paid by wholly foreign owned enterprises include:

●	Wholly Foreign Owned Enterprise Law (1986), as amended in 2000; and

●	Wholly Foreign Owned Enterprise Law Implementation Rules (1990), as amended in 2001.

Under these regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign owned enterprise in China is required to set aside at least 10.0% of their after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reaches 50.0% of its registered capital. These reserves are not distributable as cash dividends. A foreign invested enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds and expansion funds, which may not be distributed to equity owners except in the event of liquidation. The local SAFE authority may not approve a company’s application of remitting dividends to overseas shareholders if the company is not in compliance with the above laws and regulations. Since our ability to pay dividends is subject to dividends received from our subsidiaries, our ability to distribute dividends for our shareholders may be affected if we are not in compliance with the above regulations. However, we believe that we have been in material compliance with the necessary regulations governing dividend distributions in the PRC.

Regulation of Foreign Exchange in Certain Return Investment Activities

In October 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Notice 75, which became effective on November 1, 2005, and was further supplemented by an implementing notice issued by the SAFE on November 24, 2005. SAFE Notice 75 suspends the implementation of two prior regulations promulgated in January and April of 2005 by SAFE. SAFE Notice 75 states that Chinese residents, whether natural or legal persons, must register with the relevant local SAFE branch prior to establishing or taking control of an offshore entity established for the purpose of overseas equity financing involving onshore assets or equity interests held by them. The term “Chinese legal person residents” as used in the SAFE Notice 75 refers to those entities with legal person status or other economic organizations established within the territory of China. The term “Chinese natural person residents” as used in the SAFE Notice 75 includes all Chinese citizens and all other natural persons, including foreigners, who habitually reside in China for economic benefit. The SAFE implementing notice of November 24, 2005 further clarifies that the term Chinese natural person residents as used under SAFE Notice 75 refers to those “Chinese natural person residents” defined under the relevant PRC tax laws and those natural persons who hold any interests in domestic entities which are classified as “domestic-funding” interests.

Chinese residents are required to complete amended registrations with the local SAFE branch upon (i) injection of equity interests or assets of an onshore enterprise into an offshore entity, or (ii) subsequent overseas equity financing or equity investment by such offshore entity. Chinese residents are also required to complete amended registrations or filing with the local SAFE branch within 30 days of any material change in the shareholding or capital of the offshore entity, such as changes in share capital, share transfers and long-term equity or debt investments, and providing security. Chinese residents who have already incorporated or gained control of offshore entities that have made onshore investment in China before SAFE Notice 75 was promulgated must register their shareholding in the offshore entities with the local SAFE branch on or before March 31, 2006.

Under SAFE Notice 75, Chinese residents are further required to repatriate into China all of their dividends, profits or capital gains obtained from their shareholdings in the offshore entity within 180 days of their receipt of such dividends, profits or capital gains. According to the Exchange Rules further amended in August 2008, Chinese residents are allowed to reserve foreign exchange income outside China. However, the terms and conditions for such reservation are still subject to further interpretations by SAFE. The registration and filing procedures under SAFE Notice 75 are prerequisites for other approval and registration procedures necessary for capital inflow from the offshore entity, such as inbound investments or shareholders loans, or capital outflow to the offshore entity, such as the payment of profits or dividends, liquidating distributions, equity sale proceeds, or the return of funds upon a capital reduction.

Under relevant guidelines issued by SAFE, a PRC subsidiary of an offshore special purpose company is required to coordinate and supervise the filing of SAFE registrations by the offshore holding company’s shareholders who are PRC residents in a timely manner. If these shareholders fail to comply, the PRC subsidiary is required to report to the local SAFE authorities. If the PRC subsidiary of the offshore parent company does not report to the local SAFE authorities, they may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to their offshore parent company and the offshore parent company may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the above SAFE registration requirements could result in liabilities under PRC laws for evasion of foreign exchange restrictions.

We believe we are in compliance with the aforementioned regulations.

C. Organizational Structure

The following chart summarizes our corporate structure as of December 31, 2012.

*	branch company
**	representative office

For more details of the Company and its subsidiaries, please see “Item 4. Information on the Company - A. History and Development of the Company” as discussed above.

D. Property, Plant and Equipment

Our principal executive offices are located in the People’s Republic of China.

The facilities used in our principal operations are located in Hong Kong, Wuxi, Shenzhen and Chengdu. Our manufacturing facilities are located in Wuxi, China, covering approximately 54,783 square meters. See “Item 4. Information on the Company – B. Business Overview – Property, Plant and Equipment” in this annual report.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. This report contains forward-looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A. Operating Results

Overview

We manufacture clean-room consumable products. Our comprehensive range of disposable clean-room consumable products includes wipes, PE bags, sticky mats, face masks and other clean-room consumables, including swabs and caps, which we supply to our customers in the Chinese domestic and overseas markets. Our products are marketed under our trade name “Maxclean” and are employed in high-technology manufacturing industries, which require certain manufacturing and assembly processes to be carried out in highly controlled, dust-free and electrostatic-free critical environments. In particular, we seek to maximize purity levels for clean-room environments for customers in the hard disk drive, optics, semi-conductor, TFT-LCD (a type of liquid crystal display which employs TFT technology and is often used in television sets, computer monitors and mobile phones), electronics, biotechnology, pharmaceutics and food processing industries.

All of our products are manufactured at our modern facilities located in Wuxi. Our production lines have been certified to international ISO9001 and ISO14001 standards. Our products are sold through our four sales and marketing offices located in Hong Kong, Wuxi, Shenzhen and Chengdu.

Basis of Presentation

The consolidated financial statements of the Company have been prepared in accordance with IFRS issued by the International Accounting Standards Board (“IASB”). They have been prepared under the historical cost convention.

All income, expenses and unrealized gains and losses resulting from intercompany transactions and balances within the group are eliminated in full up on consolidation.

Critical Accounting Policies and Estimates

Critical accounting policies are policies important to the portrayal of a company’s financial condition and operating results, requiring management to make difficult and subjective judgments that are inherently uncertain. Based on this definition, we have identified the following significant accounting policies as critical to the understanding of our Consolidated Financial Statements. The preparation of our Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. These estimates and judgments are subject to an inherent degree of uncertainty. We believe that the estimates and judgments upon which we rely are reasonable based upon information available to us at the time that these estimates and judgments are made. We continually evaluate our judgments, estimates and assumptions. To the extent there are material differences between these estimates and actual results, our Consolidated Financial Statements will be affected. We believe the following to be our more significant critical accounting policies and estimates used in the preparation of the consolidated financial statements. For further details on our principal accounting policies and accounting estimates and judgments, please refer to our Consolidated Financial Statements included elsewhere in this annual report.

Revenue recognition

We recognize revenue based on the fair value of the consideration received or receivable. Provided it is probable that the economic benefits will flow to the Company and the revenue and costs, if applicable, can be measured reliably, we recognize revenue from the sale of goods upon the transfer of risks and rewards of ownership, which generally coincides with the time when the goods are delivered to customers and title has passed. We retain neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold. Revenue excludes value added tax or other sales tax and is after deduction of any trade discounts.

Although it is our policy is to recognize product returns as a reduction of revenue, we have not deemed it necessary to accrue for returns at the time when sales are recorded, as we have not experienced any product returns or similar claims. Our management periodically reviews this matter and will consider making such accruals, when there are indications of significant sales returns or similar claims in future periods.

Useful lives of property, plant and equipment

Our management reviews the estimated useful lives of our assets regularly in order to determine the amount of depreciation and amortization expenses for the periods. Management determines the useful lives of its property, plant and equipment based on their historical experience with assets of a similar nature and functions and taking into account anticipated technological changes. Management will revise the depreciation period where actual useful lives are different from those previously estimated, and write off or write down the value of obsolete or non-strategic assets that have been abandoned. Currently, the useful lives of the Company’s property, plant and equipment estimated by our management are as follows:

Buildings	Over the shorter of lease terms or 20 years
Leasehold improvements	Over the shorter of lease terms or 5-20 years
Plant and machinery	5-10 years
Motor vehicles	5 years
Furniture, fixtures and office equipment	5 years

Net realizable value of inventories

Net realizable value of inventories is the estimated selling price in the ordinary course of business, less estimated costs to completion and selling expenses. The net realizable value is estimated based on the current market conditions and historical experience of manufacturing and selling products of similar nature. The estimates can change significantly as a result of changes in customer preferences or competitor actions in response to severe industry cycles. Management reassesses these estimates at the end of each reporting period.

Impairment of property, plant and equipment and land lease prepayments

The recoverable amount of an asset is the higher of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset, which requires significant judgement relating to level of revenue and amount of operating costs. We use all readily available information in determining an amount that is a reasonable approximation of the recoverable amount, including estimates based on reasonable and supportable assumptions and projections of revenue and operating costs. Changes in these estimates could have a significant impact on the carrying value of the assets and could result in an additional impairment charge or reversal of impairment in future periods.

Impairment of receivables

We maintain an impairment allowance for doubtful accounts based upon evaluation of the recoverability of the accounts receivable and other receivables, where applicable, at the end of each reporting period. The estimates are based on the ageing of the accounts receivable and other receivable balances and the historical write-off experience, net of recoveries. If the financial condition of the debtors were to deteriorate, an additional impairment allowance may be required.

Trends and Factors Affecting Our Results of Operations

We believe that the following factors have had, and we expect that they will continue to have, a significant effect on the development of our business, financial condition and results of operations:

Demand for our clean-room consumable products

Our business and revenue growth depends on demand for clean-room consumable products. The clean-room consumable products market has grown significantly since the 1980’s. Global demand for clean-room consumable products is dependent on a diverse number of industries, namely the electronics, medical device technology, biotechnology, pharmaceutical, and aerospace industries and their respective supporting industries.

Demand for our clean-room consumable products also depends on the general economic conditions in our target markets. In 2009, demand for our products decreased significantly due to the global economic downturn starting in 2008. Since the second quarter of 2010, however, we believe that demand for clean-room consumable products has recovered significantly as the effects of the global economic crisis that started in 2008 have subsided. Nonetheless, there have been recent concerns over the sustainability of growth in the world’s economy due in part to the solvency of certain European Union member states and it is unclear how a slowdown will impact our business.

Pricing and other competitive pressures

The prices of our products are based on a variety of factors, including our raw material costs, supply and demand conditions for clean-room consumable products in the market, product mix, product quality and the terms of our customer contracts, including sales volumes.

From 2011 to 2012, the pricing of our products, except for wipes and PE bags, underwent a significant fluctuation and downward adjustment further adversely impacting our operating margins. For example, the average selling price of face masks decreased from RMB0.13 per piece in 2011 to RMB0.12 per piece in 2012. The overall decrease in unit selling price can generally be attributable to increased competition combined with the increased supply of clean-room consumable products.

From 2011 to 2012, the average selling price of wipes increased from RMB0.17 per piece to RMB0.24 per piece as the sales of our high-end wipe products increased for the same period. The average selling price of PE bags increased from RMB0.11 per pieces in 2011 to RMB0.12 per piece in 2012.

Product mix

Our key products include clean-room wipes, PE bags, face masks and sticky mats. For the years ended December 31, 2012, 2011 and 2010, we derived approximately 64.1%, 77.7% and 80.6%, respectively, of our revenues from the sale of these key products. As our product mix continues to evolve, we have expanded our production capabilities to manufacture a greater mix of products, while continuing to consolidate our presence as a market leader in the sale of clean-room wipes and PE bags. For the years ended December 31, 2012, 2011and 2010, we derived approximately 41.0%, 55.7% and 55.3%, respectively, of our revenues from the sale of clean-room wipes and PE bags. Each clean-room consumable product we produce involves different raw materials, production process, average selling prices and profit margins. Accordingly, our historical results of operations from period to period have been significantly influenced by our changing product mix, and we expect that our operating results for future periods will continue to be influenced by our product mix. The following table presents the average selling price, average unit cost and average margin of our key products for the periods indicated:

	Year ended December 31,
	2012				2011
	Average unit selling price	Average unit cost	Average unit margin	Average margin	Average unit selling price	Average unit cost	Average unit margin	Average margin
	RMB/ piece	RMB/ piece	RMB/ piece	%	RMB/ piece	RMB/ piece	RMB/ piece	%

Wipes	0.24	0.17	0.07	29.2	0.17	0.12	0.05	29.4
PE bags	0.12	0.10	0.02	16.7	0.11	0.09	0.02	18.2
Face masks	0.12	0.10	0.02	16.7	0.13	0.11	0.02	15.4
Sticky mats	25.74	20.64	5.1	19.8	22.30	20.09	2.21	9.9

	Year ended December 31,
	2011				2010
	Average unit selling price	Average unit cost	Average unit margin	Average margin	Average unit selling price	Average unit cost	Average unit margin	Average margin
	RMB/ piece	RMB/ piece	RMB/ piece	%	RMB/ piece	RMB/ piece	RMB/ piece	%

Wipes	0.17	0.12	0.05	29.4	0.20	0.15	0.05	25.0
PE bags	0.11	0.09	0.02	18.2	0.11	0.09	0.02	18.2
Face masks	0.13	0.11	0.02	15.4	0.16	0.13	0.03	18.8
Sticky mats	22.30	20.09	2.21	9.9	20.00	17.33	2.67	13.4

Production capacity expansion and upgrades

We plan to increase our annual production output of wipes and sticky mats by approximately 51% and  3%, respectively, by the end of 2013 and, our new product, biaxially oriented polypropylene bag (“BOPP bag”) (which will be part of the PE bag category) by approximately 50.3% by the end of 2013. We expect to fund these upgrades using expected cash generated from our business operations and loans from banks.

We expect our production capacity expansion and upgrades in 2012 will increase our revenues as our output and sales volume increase. As a consequence of our increased investment in plant and equipment and upgraded production capacity, we expect that our costs of revenues, including depreciation and amortization costs, will also increase. If we are able to maintain satisfactory facility utilization rates and productivity, our production capacity expansion and upgrades will enable us to reduce our unit manufacturing costs through economies of scale, as fixed costs are allocated over a larger number of units of output. Moreover, manufacturers with greater scale are in a better position to obtain price discounts from raw material suppliers and may therefore obtain a greater market share of clean-room consumable products by selling at more competitive prices.

Our ability to achieve satisfactory utilization rates and economies of scale will depend upon a variety of factors, including our ability to attract and retain sufficient customers, the ability of our customers and suppliers to perform their obligations under the purchase orders, our ability to secure a sufficient supply of raw materials and production equipment for our production activities, the availability of working capital and the selling prices for our products.

Price and availability of raw materials and other cost drivers

Our results of operations are directly affected by the cost of raw materials. The primary raw materials used in the production of our products are polyethylene pellets and non-woven fabric. These raw materials together represented approximately 74%, 82% and 83% of our total cost of sales for the years ended December 31, 2012, 2011 and 2010, respectively. The factors that influence the prices of our raw materials include the crude oil price and, market demand and supply, among others. For example, the market price of polyethylene pellets increased significantly by approximately 19% in year 2010 along with the increase in crude oil prices. The price of polyethylene pellets remained relatively stable in 2011.

Industry demand and seasonality

Our operating results may fluctuate from period to period based on the industry demand for clean-room consumable products. Our products are used in the hard disk drive and semiconductor sectors as well as in the medical industry. The hard disk drive and semiconductor sectors within the electronics industry have historically been cyclical, characterized by fluctuations in product supply and demand. Downturns in these sectors occur rapidly owing to macroeconomic influences such as severe global economic slowdowns, rapid technological changes and intense competition within these sectors, as well as to microeconomic influences such as product obsolescence and changes in product life cycles. In the event of downturns, our customers who are manufacturers in these sectors are likely to respond immediately by adjusting their production downward. We also generate higher revenue during the period from September to January each year, because that is the high season of respiratory system diseases such as the flu in China, which creates greater demand for our clean-room consumables such as wipes and face masks.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the year ended December 31,
	2012		2011
	RMB’000	% of total revenue	RMB’000	% of total revenue

Revenue	59,280.3	100.0	58,778.3	100.0
Cost of sales	(48,088.1)	(81.1)	(50,154.7)	(85.3)
Gross profit	11,192.2	18.9	8,623.6	14.7
Other revenue	29.5	0.1	386.0	0.7
Other net loss	(483.2)	(0.8)	(408.0)	(0.7)
Selling and distribution costs	(6,635.6)	(11.2)	(6,068.5)	(10.3)
Administrative expenses	(15,643.5)	(26.4)	(29,076.0)	(49.5)
Operating loss	(11,540.6)	(19.4)	(26,542.9)	(45.1)
Finance costs	(3,013.3)	(5.1)	(3,915.4)	(6.7)
Loss before tax	(14,553.9)	(24.5)	(30,458.3)	(51.8)
Tax expense	-	-	(144.7)	(0.3)
Net loss	(14,553.9)	(24.5)	(30,603.0)	(52.1)
Less: Net loss attributable to non-controlling interests	0	0	0	0
Net loss attributable to equity holders of the Company	(14,553.9)	(24.5)	(30,603.0)	(52.1)

	For the year ended December 31,
	2011		2010
	RMB’000	% of total revenue	RMB’000	% of total revenue

Revenue	58,778.3	100.0	53,278.3	100.0
Cost of sales	(50,154.7)	(85.3)	(45,043.8)	(84.5)
Gross profit	8,623.6	14.7	8,234.5	15.5
Other revenue	386.0	0.7	47.9	0.1
Other net gain / (loss)	(408.0)	(0.7)	1,117.5	2.1
Selling and distribution costs	(6,068.5)	(10.3)	(5,730.9)	(10.8)
Administrative expenses	(29,076.0)	(49.5)	(10,608.1)	(19.9)
Operating loss	(26,542.9)	(45.1)	(6,939.1)	(13.0)
Finance costs	(3,915.4)	(6.7)	(2,650.1)	(5.0)
Loss before tax	(30,458.3)	(51.8)	(9,589.2)	(18.0)
Tax credit / (expense)	(144.7)	(0.3)	117.1	0.2
Net loss	(30,603.0)	(52.1)	(9,472.1)	(17.8)
Less: Net loss attributable to non-controlling interests	0	0	107.4	0.2
Net loss attributable to equity holders of the Company	(30,603.0)	(52.1)	(9,364.7)	(17.6)

Key components of consolidated statements of comprehensive income

For the purpose of the following discussion of results of operations, the key items of our consolidated statements of comprehensive income include the following.

Revenue and Cost of sales

We generate revenue from manufacturing and sales of our clean-room consumable products including wipes, PE bags, face masks, sticky mats and other products such as swabs, disposable gloves, Bopp bags, epoxy boards, etc.

Cost of sales primarily consists of costs related to purchasing raw materials including polyethylene pellets and non-woven fabric, costs related to purchasing supplemental materials used in our manufacturing process, labor costs, utility costs, depreciation and amortization, and repair and maintenance costs, among others.

The following table sets forth the sales volume, revenue, cost of sales and gross margin of our key products as well as the average selling price, average unit cost and average margin of our key products for the periods indicated:

	Year ended December 31, 2012
	Sales volume	Revenue	% Revenue	Cost of sales	Gross profit	Gross margin %	Average unit selling price	Average unit cost	Average unit margin
	thousand pieces	RMB ‘000		RMB ‘000	RMB ‘000		RMB/ piece	RMB/ piece	RMB/ piece

Wipes	67,215.0	16,035.2	27.0	11,140.8	4,894.4	30.5	0.24	0.17	0.07
PE bags	70,231.0	8,287.9	14.0	7,288.5	999.4	12.1	0.12	0.10	0.02
Face masks	46,257.0	5,690.4	9.6	4,617.2	1,073.2	18.9	0.12	0.10	0.02
Sticky mats	311.0	8,006.5	13.5	6,418.3	1,588.2	19.8	25.74	20.64	5.1
Other products(1)		21,260.3	35.9	18,623.3	2,637.0	12.4
Total		59,280.3	100.0	48,088.1	11,192.2	18.9

	Year ended December 31, 2011
	Sales volume	Revenue	% Revenue	Cost of sales	Gross profit	Gross margin %	Average unit selling price	Average unit cost	Average unit margin
	thousand pieces	RMB ‘000		RMB ‘000	RMB ‘000		RMB/ piece	RMB/ piece	RMB/ piece

Wipes	122,072.8	20,285.2	34.5	15,179.7	5,105.5	25.2	0.17	0.12	0.05
PE bags	114,173.4	12,452.5	21.2	10,830.6	1,621.9	13.0	0.11	0.09	0.02
Face masks	39,068.0	4,992.0	8.5	4,117.7	874.3	17.5	0.13	0.11	0.02
Sticky mats	355.8	7,933.4	13.5	7,146.3	787.1	9.9	22.30	20.09	2.21
Other products(1)		13,115.2	22.3	12,880.4	234.8	1.8
Total		58,778.3	100.0	50,154.7	8,623.6	14.7

	Year ended December 31, 2010
	Sales volume	Revenue	% Revenue	Cost of sales	Gross profit	Gross margin %	Average unit selling price	Average unit cost	Average unit margin
	thousand pieces	RMB ‘000		RMB ‘000	RMB ‘000		RMB/ piece	RMB/ piece	RMB/ piece

Wipes	78,667.5	16,063.0	30.1	11,763.0	4,300.0	26.8	0.20	0.15	0.05
PE bags	125,024.6	13,396.8	25.1	11,389.7	2,007.1	15.0	0.11	0.09	0.02
Face masks	30,533.7	4,791.7	9.0	4,113.9	677.8	14.1	0.16	0.13	0.03
Sticky mats	434.3	8,685.2	16.3	7,525.3	1,159.9	13.4	20.00	17.33	2.67
Other products(1)		10,341.6	19.5	10,251.9	89.7	0.9
Total		53,278.3	100.0	45,043.8	8,234.5	15.5

_____________________
(1)
Other products include swabs, disposable gloves, bopp bags, epoxy boards, static control products and caps. Volume and other information in this category is not provided as it consists of various products.

Other revenue

Other revenue primarily consists of bank interest income, rental income and management service income related to management service provided to related parties.

Selling and distribution costs

Selling and distribution costs primarily consist of salaries of employees in the sales department, travelling expenses and transportation costs related to goods delivery.

Administrative expenses

Administrative expenses primarily consist of salaries of employees in the administration department, social security expense, office equipment depreciation and amortization, insurance expenses and professional service fees in connection with the preparation of annual report.

Other net gain/(loss)

Other net gain/(loss) primarily consists of gain on the disposal of investment property, net loss on disposal of property, plant and equipment, net gain on sale of raw materials, gain on disposal of a subsidiary and impairment on amounts due from a related company.

Finance costs

Finance costs primarily consist of exchange losses and interest on bank loans wholly repayable within one year.

Income tax credit / (expense)

We derive net income primarily from our operating subsidiaries in China and are subject to, among other things, enterprise income tax of 25% under the PRC taxation regime. Our two subsidiaries registered and located in Hong Kong are subject to a corporate profit tax of 16.5% under the Hong Kong taxation regime. We recognized a tax credit of nil, RMB409,250 and RMB117,127 for the years ended December 31 2012, 2011 and 2010, respectively. In the year ended December 31, 2011, we paid PRC withholding tax in the amount of RMB34,294 in connection with the interest income from a loan we made to Maxclean (Wuxi). In 2012, we did not pay withholding tax in connection with such loan as the loan was fully paid back by Maxclean (Wuxi) during the year ended December 31, 2011. Our effective income tax rate was insignificant in 2012, 2011 and 2010 as we incurred significant losses over these periods. As of December 31, 2012 and 2011, we had unused PRC tax losses of RMB33.8 million and RMB26.1 million, respectively, available to offset against future profits which expire through 2016. We also had Hong Kong tax losses of RMB1.3 million and RMB2.1 million as of December 31, 2012 and 2011, respectively, available to offset against future profits. No deferred tax asset has been recognized in respect of these tax losses due to the unpredictability of future profit streams.

Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011

Revenue

Revenue by product type

The following table sets forth our revenue by product type and the corresponding change for the periods indicated:

	Year ended December 31,
Revenue by product type	2012		2011		Change
	RMB’000%		RMB’000%		RMB’000%

Wipes	16,035.2	27.0	20,285.2	34.5	(4,250.0)	(21.0)
PE bags	8,287.9	14.0	12,452.5	21.2	(4,164.6)	(33.4)
Face masks	5,690.4	9.6	4,992.0	8.5	698.4	14.0
Sticky mats	8,006.5	13.5	7,933.4	13.5	73.1	0.9
Other products:-
Swabs	5,219.9	8.8	1,789.9	3.1	3,430.0	191.6
Disposable gloves	2,255.6	3.8	1,966.6	3.3	289.0	14.7
Bopp Bag	2,742.3	4.6	768.9	1.3	1,973.4	256.7
Epoxy board	1,728.5	2.9	1,145.8	1.9	582.7	50.9
Others(1)	9,314.0	15.8	7,444.0	12.7	1,870.0	25.1
Total	59,280.3	100.0	58,778.3	100.0	502.0	0.9
_____________________
(1)           Others mainly include static control products and caps

Total revenue increased by 0.9% or RMB502.0 thousand, from RMB58,778.3 thousand for the year ended December 31, 2011 to RMB59,280.3 thousand for the year ended December 31, 2012 mainly due to an increase in sales of facemasks and our other products, especially disposable gloves, partly offset by a decrease in sales of wipes and PE bags.

Revenue from the sales of wipes decreased by 21.0% or RMB4,250.0 thousand, from RMB20,285.2 thousand for the year ended December 31, 2011 to RMB16,035.2 thousand for the year ended December 31, 2012, primarily because we strategically reduced the sales of  wipe products with lower profit margin and selectively accepted orders with higher profit margin. In 2012, we introduced a new production line to improve the quality of our wipe products in general so we were able to increase the average selling price of wipes gradually throughout the year.  The average profit margin of wipes increased from RMB0.05 per piece in 2011 to RMB0.07 per piece in 2012.  We expect our sales of wipes that have a higher profit margin will increase in 2013 and afterwards.

Revenue from the sales of PE bags decreased by 33.4% or RMB4,164.6 thousand, from RMB12,452.5 thousand for the year ended December 31, 2011 to RMB8,287.9 thousand for the year ended December 31, 2012 primarily due to the decreased sales volume.  The sales volume of PE bags decreased by 38.5% in 2012 compared to that of 2011 because the market demand from optoelectronics manufacturers for our PE bags decreased as the optoelectronics industry experienced economic recessions in 2012.

Revenue from the sales of sticky mats remained stable, increasing slightly from RMB7,933.4 thousand for the year ended December 31, 2011 to RMB8,006.5 thousand for the year ended December 31, 2012, as we were able to increase the average selling price of our sticky mat products despite the decreased sales volume.

Revenue from the sales of face masks increased by 14.0% or RMB698.4 thousand, from RMB4,992 thousand for the year ended December 31, 2011 to RMB5,690.4 thousand for the year ended December 31, 2012, as a result of the increased sales volume in 2012. The sales volume of our face mask products increased from 39,068 thousand pieces in 2011 to 46,257 thousand pieces in 2012 as we secured a new customer in PRC.

Revenue from the sales of swabs increased by 191.6% or RMB3,430 thousand, from RMB1,789.9 thousand for the year ended December 31, 2011 to RMB5,219.9 thousand for the year ended December 31, 2012 mainly because one of our major customers made a large procurement of our swab products in 2012.

Revenue from the sales of disposable gloves increased by 14.7% or RMB289.0 thousand, from RMB1,966.6 thousand for the year ended December 31, 2011 to RMB2,255.6 thousand for the year ended December 31, 2012 mainly because we began to bundle the sales of our disposable gloves with our wipes and sticky mat products, as requested by our customers. Disposable gloves are widely used consumables with wipes and sticky mats. Our bundle sale of gloves with wipes and sticky mats helps our customers to reduce their procurement cost of such consumable products.

Revenue from the sales of bopp bags increased by 256.7% or RMB1,973.4 thousand, from RMB768.9 thousand for the year ended December 31, 2011 to RMB2,742.3 thousand for the year ended December 31, 2012 mainly because the increased brand recognition of bopp bag products among our customers.

Revenue from the sales of epoxy boards increased by 50.9% or RMB582.7 thousand, from RMB1,145.8 thousand for the year ended December 31, 2011 to RMB1,728.5 thousand for the year ended December 31, 2012 mainly because the increased brand recognition of our epoxy board products among our customers.

Revenue from the sales of other products (which includes static control products and caps) increased by 25.1% or RMB1,870.0 thousand, from RMB7,444.0 thousand for the year ended December 31, 2011 to RMB9,314.0 thousand for the year ended December 31, 2012 mainly because we began to bundle sale of our static control products and caps with our wipe products and face mask products, as requested by our customers. Static control products and caps are widely used consumables with wipe products and face mask products. Such bundle sale helps our customers to reduce their procurement cost of such consumable products.

Revenue by geographic location

The following table sets forth our revenue by geographic location and the corresponding change for the periods indicated:

	Year ended December 31,
Revenue by geography	2012		2011		Change
	RMB’000%		RMB’000%		RMB’000%

PRC	48,528.5	81.9	45,727.2	77.8	2,801.3	6.1
Hong Kong	1,631.3	2.8	9,201.9	15.7	(7,570.6)	(82.3)
South Korea	707.6	1.2	1,501.3	2.5	(793.7)	(52.9)
Southeast Asian market(1)	5,239.3	8.8	424.3	0.7	4,815.0	1,134.8
Other overseas market (2)	3,173.6	5.3	1,923.6	3.3	1,250.0	65.0
Total	59,280.3	100.0	58,778.3	100.0	502.0	0.9
_____________________
(1)          Southeast Asian market mainly includes Thailand, Singapore and Malaysia.
(2)          Other overseas market mainly includes Japan, United States, Canada, Europe and  Taiwan.

Revenue from the sales in the PRC  increased by 6.1% or RMB2,801.3 thousand, from RMB45,727.2 thousand for the year ended December 31, 2011 to RMB48,528.5 thousand for the year ended December 31, 2012 primarily because we secured several new customers in the PRC. Sales in Hong Kong decreased by 82.3%, or RMB7,570.6 thousand, from RMB9,201.9 thousand for the year ended December 31, 2011 to RMB1,631.3 thousand for the year ended December 31, 2012 primarily because some overseas customers which used to source our products from our Hong Kong subsidiaries began to place purchase orders with us directly in 2012. During our initial development and marketing stage, we used our Hong Kong subsidiaries as major sales intermediaries and contact points to our overseas customers. With the growth of our overseas sales network and our increased brand recognition, we began to conduct direct sales to these customers which led to the decreased sales to our Hong Kong subsidiaries.

Revenue from the sales in South Korea decreased significantly by 52.9% or RMB793.7 thousand, from RMB1,510.3 thousand for the year ended December 31, 2011 to RMB707.6 thousand for the year ended December 31, 2012 primarily due to decreased demand of our products from our customers in South Korea. In 2012, our major customers in South Korea began to produce their products on an OEM basis to reduce the labor costs as the average salary of employees was higher in South Korea than that of some other countries in Asia. As a result, the demand of our products, which were mostly used in our customers’ local production process, decreased.

Revenue from the sales in Southeast Asian market increased significantly by 1,134.8% or RMB4,815 thousand, from RMB424.3 thousand for the year ended December 31, 2011 to RMB5,239.3 thousand for the year ended December 31, 2012 primarily because we are able to secure several new customers in Thailand as a result of our marketing effort in Thailand.

Sales from other overseas market increased significantly by 65.0%, or RMB1,250.0 thousand, from RMB1,923.6 thousand for the year ended December 31, 2011 to RMB3,173.6 thousand for the year ended December 31, 2012 mainly because we secured several new customers in 2012 as a result of our marketing efforts in overseas markets.

Cost of sales

Cost of sales decreased by 4.1%, or RMB2,066.6 thousand, from RMB50,154.7 thousand for the year ended December 31, 2011 to RMB48,088.1 thousand for the year ended December 31, 2012. As a percentage of revenue, cost of sales decreased to 81.1% for the year ended December 31, 2012 from 85.3% for the year ended December 31, 2011. This decrease was primarily driven by the decreased sales volume of wipes and PE bags for the reasons discussed above. The amount of raw materials we consumed decreased by RMB5,508.1 thousand from RMB41,313.0 thousand for the year ended December 31, 2011 to RMB35,804.9 thousand for the year ended December 31, 2012 for the same reason. Raw material costs as a percentage of revenue decreased from 70.3% for the year ended December 31, 2011 to 60.4% for the year ended December 31, 2012. As a percentage of revenue, labor costs increased from 8.2% for the year ended December 31, 2011 to 11.8% for the year ended December 31, 2012 mainly due to the increased expenses in connection with salary and social insurance.

 Gross profit and gross profit margin

As a result of the foregoing factors, our gross profit increased by 29.8%, or RMB2,568.6 thousand, from RMB8,623.6 thousand in the year ended December 31, 2011 to RMB11,192.2 thousand in the year ended December 31, 2012. Our gross profit margin increased from 14.7% for the year ended December 31, 2011 to 18.9 % for the year ended December 31, 2012, mainly reflecting the increased selling price of our wipes and sticky mat products.

Other revenue

Other revenue decreased to RMB29.5 thousand for the year ended December 31, 2012 compared to RMB386.0 thousand for the year ended December 31, 2011. This decrease was primarily because we did not receive rental income from Maxclean Trading Company in 2012 as Maxclean Trading Company did not renew its lease contract with us in 2012.

Other net gain/loss

We incurred other net loss of RMB483.2 thousand for the year ended December 31, 2012 compared to other net loss of RMB408.0 thousand for the year ended December 31, 2011, an increase of RMB75.2 thousand. The other net loss of RMB408.0 thousand for the year ended December 31, 2011 was primarily due to a RMB122.2 thousand loss on the disposal of property, plant and equipment and RMB285.7 thousand in other losses relating to bank charges and worker compensation related to a workplace injury. The other net loss of RMB483.2 thousand for the year ended December 31, 2012 was primarily due to the loss on the disposal of property, plant and equipment as a result of replacement of old and obsolete equipment.

Selling and distribution costs

Selling and distribution costs increased by 9.3%, or RMB567.1 thousand, from RMB6,068.5 thousand for the year ended December 31, 2011 to RMB6,635.6 thousand for the year ended December 31, 2012. This increase was primarily due to an increase in salaries as we recruited more sales and marketing staff in 2012. As a percentage of revenue, selling and distribution costs increased from 10.3% for the year ended December 31, 2011 to 11.2% for the year ended December 31, 2012.

Administrative expenses

Administrative expenses decreased by 46.2%, or RMB13,432.5 thousand, from RMB29,076.0 thousand for the year ended December 31, 2011 to RMB15,643.5  thousand for the year ended December 31, 2012 as we did not grant our staff share-based compensation in 2012.  As a percentage of revenue, administrative expenses decreased from 49.5% for the year ended December 31, 2011 to 26.4% for the year ended December 31, 2012.

Finance costs

Finance costs decreased by 23.0%, or RMB902.1 thousand, from RMB3,915.4 thousand for the year ended December 31, 2011 to RMB3,013.3 thousand for the year ended December 31, 2012. The finance costs for the year ended December 31, 2011 consist of a RMB203.3 thousand exchange loss, and RMB3,712.0 thousand in interest on bank loans, a third party loan and amounts due to related parties and directors. The finance costs for the year ended December 31, 2012 consist of a RMB67.8 thousand in exchange loss, RMB2,944.2 thousand in interest on bank loans and a RMB1.3 thousand in interest for amounts due to related parties and directors. Interest on bank borrowings decreased from RMB3,332 thousand in 2011 to RMB2,944 thousand in 2012.  The decreased interest on bank loans was mainly because we incurred commitment fees of approximately RMB408,000 to extend our credit line in 2011. We did not incur such commitment fees in 2012 as the banks changed their charging policies. Interest on loan due to related parties and directors decreased from RMB169.7 thousand in 2011 to RMB1.3 thousand in 2012. The decreased interest on loan due to related parties and directors was mainly due to our repayment of the loan due to a related party in August 2011. In 2011, we borrowed a short term loan amounting to US$500,000 from a related party charged at 1% - 1.5% interest per month. We have fully repaid such loan in August 2011. For the interest cost on third party loan, we recorded nil in 2012 as we have fully paid off such loans during the year ended December 31, 2011.

Income tax credit / (expense)

Tax expense amounted to nil for the year ended December 31, 2012 compared to tax expense of RMB144.7 thousand for the year ended 2011. In 2011, the tax loss seemed no longer realizable and we wrote off the related deferred tax assets of RMB110.4 thousand.. In the year ended December 31, 2011, we also paid PRC withholding tax in the amount of RMB34,294 in connection with the interest income from a loan we made to Maxclean (Wuxi). In 2012, we did not pay withholding tax in connection with such loan as the loan was fully paid back by Maxclean (Wuxi) during the year ended December 31, 2011.

Net loss for the period

Our net loss for the year decreased by 52.4%, from RMB30,603.0 thousand in the year ended December 31, 2011 to RMB14,553.9 thousand in the year ended December 31, 2012 primarily due to the increased selling price of our products, decreased administrative expenses, and decreased interest on bank loans for the reasons discussed above.

Year ended December 31, 2011 compared to year ended December 31, 2010

Revenue

Revenue by product type

The following table sets forth our revenue by product type and the corresponding change for the periods indicated:

	Year ended December 31,
Revenue by product type	2011		2010		Change
	RMB’000%		RMB’000%		RMB’000%

Wipes	20,285.2	34.5	16,063.0	30.1	4,222.2	26.3
PE bags	12,452.5	21.2	13,396.8	25.1	(944.3)	(7.0)
Face masks	4,992.0	8.5	4,791.7	9.0	200.3	4.2
Sticky mats	7,933.4	13.5	8,685.2	16.3	(751.8)	(8.7)
Other products (1)	13,115.2	22.3	10,341.6	19.5	2,773.6	26.8
Total	58,778.3	100.0	53,278.3	100.0	5,500.0	10.3
_____________________
(1)           Other products include swabs, disposable gloves, bopp bags, epoxy boards, static control products and caps.

Total revenue increased by 10.3% or RMB5,500 thousand, from RMB53,278.3 thousand for the year ended December 31, 2010 to RMB58,778.3 thousand for the year ended December 31, 2011 mainly due to an increase in sales of wipes and other products, partly offset by a decrease in sales of sticky mats and P-E bags.

Revenue from the sales of wipes increased by 26.3% or RMB4,222.2 thousand, from RMB16,063.0 thousand for the year ended December 31, 2010 to RMB20,285.2 thousand for the year ended December 31, 2011, primarily because of an increase in sales volume reflecting a continuing economic recovery. We increased our production and sales volume of wipes in 2011 to improve our product mix as the profit margin of wipes was higher than our other products. The average selling price for wipes decreased from RMB0.20 per piece in 2010 to RMB0.17 per piece in year of 2011 as our customers ordered a larger volume of wipes in 2011 at a relatively lower selling price compared to 2010.

Revenue from the sales of PE bags decreased by 7% or RMB944.3 thousand, from RMB13,396.8 thousand for the year ended December 31, 2010 to RMB12,452.5 thousand for the year ended December 31, 2011 as the result of the keen competition with competitors.

Revenue from the sales of sticky mats decreased by 8.7% or RMB751.8 thousand, from RMB8,685.2 thousand for the year ended December 31, 2010 to RMB7,933.4 thousand for the year ended December 31, 2011. The decrease in sales volume of sticky mats was a result of decreasing market demand in the year of 2011. The average selling price of sticky mats increased from RMB20.00 per piece in 2010 to RMB22.3 per piece in 2011 as we sold a larger volume of higher value sticky mats in the year of 2011.

Revenue from the sales of face masks increased by 4.2% or RMB200.3 thousand, from RMB4,791.7 thousand for the year ended December 31, 2010 to RMB4,992 thousand for the year ended December 31, 2011, primarily because we sold more face masks at a discount price to build up long term relationships and to capture new customers. Accordingly, the average selling price of face masks decreased from RMB0.16 per piece in year of 2010 to RMB0.13 per piece in year of 2011.

Revenue from the sales of other products (which includes swabs, disposable gloves, bopp bags, epoxy boards, static control products and caps) increased significantly by 26.8% or RMB2,773.6 thousand, from RMB10,341.6 thousand for the year ended December 31, 2010 to RMB13,115.2 thousand for the year ended December 31, 2011 as we increased our production and sales volume. In particular we produced and sold more gloves and dust-free clothing products as we bundled sales of our main products with these additional products as requested by our customers.

Revenue by geographic location

The following table sets forth our revenue by geographic location and the corresponding change for the periods indicated:

	Year ended December 31,
Revenue by geography	2011		2010		Change
	RMB’000%		RMB’000%		RMB’000%

PRC	45,727.2	77.8	36,987.9	69.4	8,739.3	23.6
Hong Kong	9,201.9	15.7	11,285.9	21.2	(2,084.0)	(18.5)
Other overseas market (1)	3,849.2	6.5	5,004.5	9.4	(1,155.3)	(23.1)
Total	58,778.3	100.0	53,278.3	100.0	5,500.0	10.3
_____________________
(1)           Other overseas market mainly includes sales in Japan, South Korea, United States, Canada, Taiwan, Singapore and Malaysia. We did not separately break out South Korea and other Southeast Asia market like in 2012 due to materiality.

Revenue from sales in the PRC continued to be the significant driver of growth during the year ended December 31, 2011. Revenue from the sales in the PRC increased by 23.6% or RMB8,739.3 thousand, from RMB36,987.9 thousand for the year ended December 31, 2010 to RMB45,727.2 thousand for the year ended December 31, 2011 primarily due to stronger growth in the PRC as compared to Hong Kong and other overseas market. Sales in Hong Kong decreased by 18.5% for the year ended December 31, 2011 as compared to the same period in 2010 as a result of lower demand from customers that relied on export sales to European and U.S. markets where demand was slower due to the economic slowdown in those regions in 2011. Sales from other overseas market decreased by 23.1% for the year ended December 31, 2011 as compared to the same period in 2010 mainly due to the economic slowdown in these regions in 2011 as well.

Cost of sales

Cost of sales increased by 11.3%, or RMB5,110.9 thousand, from RMB45,043.8 thousand for the year ended December 31, 2010 to RMB50,154.7 thousand for the year ended December 31, 2011. As a percentage of revenue, cost of sales increased to 85.3% for the year ended December 31, 2011 from 84.5% for the year ended December 31, 2010. This increase was primarily driven by increased sales of products with lower profit margins and an increase in material costs offset by cost savings from efficiency enhancements due to production process improvements. The amount of raw materials we consumed increased by RMB3,777.0 thousand from RMB37,536.0 thousand for the year ended December 31, 2010 to RMB41,313.0 thousand for the year ended December 31, 2011 due to increased sales. Raw material costs as a percentage of revenue decreased from 70.5% for the year ended December 31, 2010 to 70.3% for the year ended December 31, 2011. As a percentage of revenue, labor costs increased from 6.8% for the year ended December 31, 2010 to 8.2% for the year ended December 31, 2011 mainly due to the increased costs to maintain skilled labor.

Gross profit and gross profit margin

As a result of the foregoing factors, our gross profit increased by 4.7%, or RMB389.1 thousand, from RMB8,234.5 thousand in the year ended December 31, 2010 to RMB8,623.6 thousand in the year ended December 31, 2011. Our gross profit margin decreased from 15.5% for the year ended December 31, 2010 to 14.7% for the year ended December 31, 2011, mainly caused by the labor cost increase.

Other revenue

Other revenue increased to RMB386 thousand for the year ended December 31, 2011 compared to RMB47.9 thousand for the year ended December 31, 2010. This increase was primarily attributable to a RMB108.0 thousand increase in rental income from Wuxi Maxclean Import & Export Trade Development Co. Ltd, a former 70% owned subsidiary of the Company, for rental of shared office space for six months until the end of June 2011 and a one time receipt of RMB231.5 thousand in service income in 2011.

Other net gain / (loss)

We incurred other net loss of RMB408.0 thousand for the year ended December 31, 2011 compared to a net gain of RMB1,117.5 thousand for the year ended December 31, 2010, a decrease of RMB1,525.5 thousand. The other net gain of RMB1,117.5 thousand for the year ended December 31, 2010 was primarily attributable to a non-recurring RMB831.8 thousand gain on the disposal of an investment in a subsidiary and a non-recurring RMB194.1 thousand gain on the disposal of investment property related to a subsidiary’s office in Hong Kong, partially offset by a RMB43.3 thousand loss on the disposal of property, plant and equipment as a result of replacement of old machinery and plants. The other net loss of RMB408.0 thousand for the year ended December 31, 2011 was primarily due to a RMB122.2 thousand loss on the disposal of property, plant and equipment and RMB285.7 thousand in other losses relating to bank charges and worker compensation related to a workplace injury.

Selling and distribution costs

Selling and distribution costs increased by 5.9%, or RMB337.6 thousand, from RMB5,730.9 thousand for the year ended December 31, 2010 to RMB6,068.5 thousand for the year ended December 31, 2011. This increase was primarily attributable to increased salaries due to an increase in headcount in our sales department and increased travelling expenses and transportation expenses as we increased our deliveries. As a percentage of revenue, selling and distribution costs decreased from 10.8% for the year ended December 31, 2010 to 10.3% for the year ended December 31, 2011.

Administrative expenses

Administrative expenses increased by 174.1%, or RMB18,467.9 thousand, from RMB10,608.1 thousand for the year ended December 31, 2010 to RMB29,076.0 thousand for the year ended December 31, 2011. This increase was primarily attributable to increased staff compensation expense, amounting to RMB9,490.1 thousand for share-based awards granted in 2011, and an increase in salaries, wages and other benefits by RMB3,131 thousand due to the addition of more R&D and quality control personnel as well as the hiring of our Chief Executive Officer and Chief Financial Officer. In addition, we incurred greater professional fees, including audit, legal and consulting fees in connection with our public offering. As a percentage of revenue, administrative expenses increased from 19.9% for the year ended December 31, 2010 to 49.5% for the year ended December 31, 2011.

 Finance costs

Finance costs increased by 47.7%, or RMB1,265.3 thousand, from RMB2,650.1 thousand for the year ended December 31, 2010 to RMB3,915.4 thousand for the year ended December 31, 2011. The finance costs for the year ended December 31, 2010 consist of a RMB161.5 thousand exchange loss and RMB2,488.7 thousand in interest on bank loans and an amount due to a related party and directors. The finance costs for the year ended December 31, 2011 consist of a RMB203.3 thousand exchange loss, and RMB3,712.0 thousand in interest on bank loans, a third party loan and amounts due to related parties and directors. The increased interest on bank loans was mainly due to an increase in interest rates and bank borrowings. The bank loans bore fixed interest rates ranging from 5.31% to 6.39% per annum in 2010 to 6.1% to 7.216% per annum in 2011. The amount due to a related party bore a fixed interest rate of 1% per month in 2011. For the amount due from a related party, it bore a fixed interest rate of 1% per month in 2011.

Income tax credit / (expense)

Tax expense amounted to RMB144.7 thousand for the year ended December 31, 2011 compared to a tax credit of RMB117.1 thousand for the year ended 2010. In 2010, we estimated that a tax loss of RMB704.8  thousand could be realized through future taxable profits and thus recorded a deferred tax credit. In 2011, the tax loss seemed no longer realizable and we recorded a deferred tax expense of RMB110.4 thousand. Tax expense in 2011 also included an amount of RMB34.3 thousand representing withholding tax on interest charged by us for a RMB3.2 million loan we made to our subsidiary, Maxclean (Wuxi).

Net loss for the period

Our net loss for the year increased by 223.1%, from RMB9,472.1 thousand in the year ended December 31, 2010 to RMB30,603.0 thousand in the year ended December 31, 2011 primarily due to greater administrative and selling and distribution costs, and finance costs as discussed above.

Net current liabilities

The following table sets forth our current assets, current liabilities and net current liabilities as of the dates indicated:

	As of December 31,
	2012	2011	2010
	RMB’000	RMB’000	RMB’000
Current Assets
Inventories	7,565.1	8,874.9	10,713.0
Trade receivables	15,944.7	14,683.4	12,412.6
Bills receivables	-	84.4	-
Due from shareholders	26.9	51.8	-
Other receivable and current assets	1,666.3	1,037.0	1,348.6
Prepaid expenses	444.7	654.6	86.7
Restricted cash	-	-	2,500.0
Cash and bank balances	4,121.0	22,884.1	4,129.9
Total current assets	29,768.7	48,270.2	31,190.8

Current Liabilities
Trade payables	6,537.5	7,549.7	6,805.3
Accruals and other payables	2,566.0	3,782.5	5,883.0
Interest-bearing bank borrowings	42,000.0	42,000.0	37,000.0
Due to a related party	-	425.7	-
Due to directors	4,000.0	3,983.6	9,913.3
Tax payable	232.6	409.3	163.5
Total current liabilities	55,336.1	58,150.8	59,765.1

Net current liabilities	(25,567.4)	(9,880.6)	(28,574.3)

We have net current liability positions of RMB28.6 million, RMB9.9 million and RMB25.6 million as of December 31, 2010, 2011 and 2012, respectively. Our net current liabilities reflected the capital-intensive nature of the clean-room consumable business. Our net current liabilities improved from RMB28.6 million as of December 31, 2010 to RMB9.9 million as of December 31, 2011 but increased to RMB25.6 million as of December 31, 2012, primarily due to our net loss of RMB14.5 million in 2012.

Our cash and cash equivalent increased from RMB4.1 million for the year ended December 31, 2010 to RMB22.9 million for the year ended December 31, 2011, but decreased to RMB4.1 million for the year ended 31 December 2012 due primarily to our cash outflows from our operating and investing activities.

As of December 31, 2012, we had RMB3,606.7 thousand of past due trade receivables (including RMB2,231.7 thousand aged less than 30 days, RMB1,354.3 thousand aged between 31 to 120 days and RMB20.7 thousand aged over 120 days). As of March 31, 2013, the past due amounts that we subsequently collected were RMB3,606.7 thousand (including RMB2,231.7 thousand aged less than 30 days, RMB1,354.3 thousand aged between 31 to 120 days and RMB20.7 thousand aged over 120 days).

As of December 31, 2012, we had RMB15,944.7 thousand in trade receivables outstanding. As of March 31, 2013, we had collected RMB14,105.3 thousand of the outstanding trade receivables as of December 31, 2012.

We are considering various options for financing our working capital and capital commitments in the foreseeable future. For a further discussion on our liquidity and capital resources, please see “B. Liquidity and Capital Resources - Going concern and management plan” as discussed below.

Impact of Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2010, 2011 and 2012 were increases of 4.6%, 4.1% and 2.5%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

B. Liquidity and capital resources

Our liquidity and capital resources are and will be influenced by a variety of factors, including:

●	our ability to generate cash flows from our operations;

●	our ability to continue to borrow, which may be impacted by the level of our outstanding indebtedness and the interest that we are obligated to pay on such outstanding indebtedness;

●	our ability to raise capital through equity financings;

●	our capital expenditure requirements, which consist primarily of investments in our operations, in equipment and plant facilities and maintenance costs; and

●	our working capital requirements.

Historically, our principal sources of liquidity have consisted of short-term bank borrowings, borrowings from our related parties and directors, and capital contributions and equity financings from our shareholders. Our parent company is a Cayman Islands holding company that generates no operating cash flow itself. We also rely on bank loans and other borrowings to meet our capital expenditure needs. For more information on our existing bank loans and other borrowings, please see the section headed “Indebtedness” below for further details.

We expect to satisfy our debt obligations of RMB55.3 million as of December 31, 2012 using our existing cash balance, expected cash generated from our future business operations and additional and renewed bank loans. As of December 31, 2012, we had outstanding bank borrowings in the amount of RMB42 million (excluding expected interest of RMB2.2 million) due within a year. The outstanding bank borrowings are due in one year, but we believe we will be able to obtain a one year renewal from the lending banks because this amount is secured by the Company’s buildings and land use rights with an estimated market value of RMB77 million based on a valuation report dated May 8, 2012. As the property market in PRC Wuxi district has continued to grow and we are not aware of any new factors that would cause a collapse in that market, we believe the estimated value of such buildings and land use rights should not be lower than RMB77 million as of December 31, 2012.

Going concern and management plan

In preparing these consolidated financial statements, our Board of Directors has considered our future liquidity. As of December 31, 2012, 2011 and 2010, we had cash of RMB4,121.0 thousand, RMB22,884.1 thousand and RMB4,129.9 thousand respectively. Our current liabilities exceeded current assets by RMB25,567.4 thousand, RMB9,880.6 thousand and RMB28,574.3 thousand respectively, resulting in a current ratio of 0.54, 0.83 and 0.52 respectively and a quick ratio of 0.40, 0.68 and 0.34 respectively. We incurred a comprehensive loss of RMB14,465.8 thousand, RMB30,630.5 thousand and RMB9,383.6 thousand for the years ended December 31, 2012, 2011 and 2010, respectively. This trend is expected to continue. These conditions indicate the existence of an uncertainty which may cast doubt on our ability to continue as a going concern.

The Company does not have a revolving loan agreement with any financial institution, nor can the Company provide any assurance that it will be able to enter into any such agreement in the future, or be able to raise funds through a future issuance of debt or equity.

Notwithstanding the Company’s liquidity concerns as of December 31, 2012, the consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. In the opinion of the Board of Directors, the Company should be able to meet its financial obligations as and when they fall due in the coming year, after taking into consideration several measures and arrangements made subsequent to the reporting date as further detailed below:

a.	The Company is considering various options for financing the Company’s working capital and capital commitments in the foreseeable future;

b.
One of the major shareholders and a related party of the Company have undertaken to provide continuing financial support so that the Company is able to pay its operating debts as and when they fall due.

c.
The Company’s subsidiary in Wuxi has bank credit facilities arranged up to April 24, 2017 and October 31, 2015 with the Agricultural Bank of China and China Merchants Bank, respectively, amounting to RMB50 million and RMB10 million, respectively. As of December 31, 2012, the Company had approximately remaining RMB18 million in short-term bank credit facilities from the above two commercial banks after utilizing bank loans of RMB42 million out of a total approximately RMB60 million as of December 31, 2012. There are no significant covenants or other financial restrictions relating to the Company’s facilities. The Company pledged its land and buildings to the aforementioned banks as collateral for the such bank facilities.

d.
Included in the Company’s financial statement’s Note 27 are the Company’s objectives, policies and processes for managing its capital; its financial risk management objectives and details of the financial instruments; and its exposure to credit risk. Management is currently of the opinion that the Company has adequate financial resources and a robust policy towards treasury risk and cash flow management. The Company has RMB4,121 thousand of cash and cash equivalents as of December 31, 2012. The directors believe that the Company is adequately placed to manage its business risks successfully despite the current uncertain economic outlook and challenging macro economic conditions.

e.
The Board confirms that in the absence of unforeseeable circumstances, the Company is projected to have sufficient working capital for the next 12 months after the date of approval of these consolidated financial statements for its business operations, having taken into account its projected cash flows, current financial resources and capital expenditure requirements with respect to the production facilities and development of its business. The Company may, however, require additional cash due to changing business conditions or other future developments, including any investment or acquisition the Company may decide to pursue. If the Company’s existing cash is insufficient to meet its requirements, the Company may seek to sell additional equity securities, debt securities or make additional borrowings from lending institutions.

In the light of the measures and arrangements implemented to date, the Board of Directors is of the view that we will have sufficient cash resources to satisfy our future working capital and other financial obligations. Accordingly, the Board of Directors is of the view that it is appropriate to prepare the consolidated financial statements on a going concern basis.

Should we be unable to operate as a going concern, adjustments would have to be made to restate the values of assets to their recoverable amounts, to provide for any further liabilities which might arise and to reclassify non-current assets and liabilities as current assets and liabilities, respectively. The effects of these potential adjustments have not been reflected in the consolidated financial statements.

Restrictions on our ability to declare dividends

We are a holding company and, as a result, if we need funds to pay dividends or other cash distributions to our shareholders, service any debt we may incur at our holding company level or pay any significant expenses of our holding company, we will have to rely on dividends or other distributions on equity paid by our operating subsidiaries. The payment of dividends in China is subject to restrictions. PRC regulations currently permit payment of dividends only out of their retained earnings, if any, as determined in accordance with accounting standards and regulations applicable to such subsidiaries in the PRC. The undistributed earnings are considered to be indefinitely reinvested, and will be subject to PRC dividend withholding taxes upon distribution.

Under PRC law, each of our PRC subsidiaries must set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of our PRC subsidiaries with foreign investments should also set aside a portion of its after-tax profits to fund an employee welfare fund at the discretion of the Board of Directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, companies may not distribute the reserve funds as cash dividends except upon a liquidation of these subsidiaries. In addition, dividend payments from our PRC subsidiaries could be delayed as we may only distribute such dividends upon completion of annual statutory audits of the subsidiaries in the PRC.

Furthermore, cash transfers from our PRC subsidiaries to our subsidiaries outside of China are subject to PRC government control of currency conversion. In particular, Maxclean (Wuxi) must obtain the approval from or register with the relevant government authorities if it plans to convert cash denominated in RMB into U.S. dollars and remit it to our subsidiaries outside of China.

Cash flows and working capital

As of December 31, 2012, 2011 and 2010, we had RMB4,121.0 thousand, RMB22,884.1 thousand and  RMB4,129.9 thousand in cash and cash equivalents, respectively. Cash consists primarily of cash on hand and at banks, including term deposits, which are not restricted as to use.

The following summary of our cash flows for the years ended December 31, 2012, 2011 and 2010 has been derived from our Consolidated Financial Statements and related notes thereto which are included elsewhere in this annual report.

	Year ended December 31,
	2012	2011	2010
	(RMB’000)	(RMB’000)	(RMB’000)

Cash and cash equivalents at beginning of year	22,884.1	4,129.9	7,845.8
Net cash used in operating activities	(12,591.4)	(14,017.8)	(3,952.6)
Net cash generated from/(used in) investing activities	(6,296.5)	(1,391.0)	803.9
Net cash generated from (used in) financing activities	40.0	34,208.1	(469.8)
Net increase (decrease) in cash and cash equivalents	(18,847.9)	18,799.3	(3,618.5)
Effect of foreign exchange rate changes	84.8	(45.1)	(97.4)
Cash and cash equivalents at end of year	4,121.0	22,884.1	4,129.9

Net cash used in operating activities

During the year ended December 31, 2012

Net cash used in operating activities was RMB12,591.4 thousand for the year ended December 31, 2012, primarily attributable to:

●	loss before tax of RMB14,553.9 thousand, adjusted by non-cash items such as depreciation and amortization of RMB4,667.9 thousand;

●	increase in trade receivables of RMB1,277.0 thousand primarily because of increased sales and we extended the payment credit term of certain customers;

●
increase in other receivables and current assets of RMB631.7 thousand primarily because of the increase of RMB415 thousand of deposits paid to suppliers and RMB182 thousand value added tax recoverable in relation to the purchase of production assets in 2012.

●
deceased liabilities with respect to trade payables, accruals and other payables, and due to a related party of RMB1,011 thousand, RMB1,069.2 thousand and RMB425.7 thousand, respectively; which was primarily due to: 1) prepayments made to suppliers causing a decrease in trade payables; 2) a decease in legal and professional fees leading to a decrease in accruals and other payables and 3) repayment to a related party; and offset by

●	decrease in inventories of RMB1,589.6 thousand primarily due to better inventory control and to our decision to keep lower inventories as of December 31, 2012.

During the year ended December 31, 2011

Net cash used in operating activities was RMB14,017.8 thousand for the year ended December 31, 2011, primarily attributable to:

●	loss before tax of RMB30,458.2 thousand, adjusted by non-cash items such as depreciation and amortization of RMB4,325.6 thousand and share-based compensation of RMB9,490.1 thousand;

●	increase in trade receivables of RMB2,286.8 thousand primarily because our sales of products increased and we extended the payment credit term of certain customers; and offset by

●	increase in accruals and other payables of RMB1,939.3 thousand primarily due to increased professional fees related to our equity financing and our intended F-1 prospectus registration in 2011.

During the year ended December 31, 2010

Net cash used in operating activities was RMB3,952.6 thousand for the year ended December 31, 2010, primarily attributable to:

●	loss before tax of RMB9,589.2 thousand, adjusted by non-cash items such as depreciation and amortization of RMB4,220.6 thousand;

●	increase in trade receivables of RMB1,926.6 thousand primarily because our sales of products increased and we extended the payment credit term of certain customers; and offset by

●	decrease in inventories of RMB2,854.4 thousand mainly because we reduced our inventory level as a result of our inventory management improvements.

Net cash (used in) generated from investing activities

During the year ended December 31, 2012

Net cash used in investing activities amounted to RMB6,296.5 thousand for the year ended December 31, 2012, which was primarily attributable to deposits paid relating to and purchases of property, plant and equipment in the amount of RMB6,792.2 thousand for the replacement and upgrade of equipment to expand our production facilities, offset by the proceeds of RMB529.6 thousand we received from disposal of equipment.

During the year ended December 31, 2011

Net cash used in investing activities amounted to RMB1,391.0 thousand for the year ended December 31, 2011, which was primarily attributable to deposits paid and purchases of property, plant and equipment in the amount of RMB3,919.1 thousand in relation to replacement and upgrade of plants and machinery to expand our production facilities, offset by a release of restricted cash of RMB2,500 thousand, following the settlement of a legal dispute with an ex-shareholder of a subsidiary.

During the year ended December 31, 2010

Net cash generated from investing activities amounted to RMB803.9 thousand for the year ended December 31, 2010, which resulted from (a) net cash proceeds received in the amount of RMB3,579.1 thousand from our sale of a subsidiary, Maxclean Trading in December 2010, (b) proceeds from the disposal of a property in Hong Kong in the amount of RMB1,249.2 thousand, partly offset by (c) an increase in restricted cash of RMB2,500.0 thousand as a PRC court ordered our PRC subsidiary to set aside this sum in relation to a legal dispute with an ex-shareholder of this subsidiary, and (d) deposits paid and purchases of property, plant and equipment in the amount of RMB1,707.7 thousand to improve and expand our production facility.

Net cash generated from (used in) financing activities

During the year ended December 31, 2012

Net cash generated from financing activities was RMB40.0 thousand for the year ended December 31, 2012, which was attributable to loans from related parties of RMB24 thousand and an advance from directors of RMB16 thousand.

During the year ended December 31, 2011

Net cash generated from financing activities was RMB34,208.1 thousand for the year ended December 31, 2011, which was primarily attributable to (a) capital contributions from equity holders of the Company amounting to RMB39,192.2 thousand (b) net new bank loans in the amount of RMB5,000.0 thousand, partly offset by (c) repayments to directors of RMB5,931.5 thousand, and (d) repayment to third parties of RMB4,000 thousand.

During the year ended December 31, 2010

Net cash used in financing activities was RMB469.8 thousand for the year ended December 31, 2010, primarily attributable to (a) repayment of loans to directors in the amount of RMB1,469.8 thousand and (b) a placement of a RMB500 thousand pledged deposit with a company which in turn provided corporate guarantees against certain of our bank borrowings, offset by (c) a cash advance from a third party of RMB1,500 thousand.

Indebtedness

Our borrowings consist of short-term borrowings from banks and related parties including Mr Yu Chunming, Mr Lo Chung Ling and Ms. Hua Xiafen. Borrowings and repayments from / to related parties were conducted to help support our working capital and capital expenditure needs.

The following table sets forth the principal amounts of our borrowings as of the dates indicated:

	As of December 31,
	2012	2011	2010
	RMB ‘000	RMB ‘000	RMB ‘000

Borrowings
Interesting- bearing bank borrowings (a)	42,000.0	42,000.0	37,000.0
Advance from a third party (b)	—	—	2,500.0
Advance from Maxclean Trading (c)	—	—	1,500.0
Due to a related party (d)	—	425.7	—
Due to directors (e)	4,000.0	3,983.6	9,913.4
Total	46,000.0	46,409.3	50,913.4

Borrowings
Secured borrowings	42,000.0	42,000.0	37,000.0
Unsecured borrowings	4,000.0	4,409.3	13,913.4
Total	46,000.0	46,409.3	50,913.4

Notes:
(a)
Our bank borrowings were denominated in RMB and bore fixed interest rates ranging from 5.31% to 6.39% per annum for the year ended December 31, 2010, from 6.10% to 7.216% per annum for the year ended December 31, 2011 and from 6.56% to 7.257% per annum for the year ended December 31, 2012. Because of the short maturity, the carrying amounts of current bank loans approximate their fair values.

Our bank borrowings as of their respective dates were secured by mortgages over the buildings and land use rights of the Company situated in mainland China. The carrying values of these buildings under security were RMB16,493.0 thousand, RMB15,575.0 thousand and RMB14,638.7 thousand as of December 31, 2010, 2011 and 2012, respectively. The carrying amounts of the land use rights under security were RMB2,403.3 thousand, RMB2,346.7 thousand and RMB2,290 thousand, respectively. In addition, our entire bank borrowings in the amounts of RMB10,000.0 thousand, RMB10,000.0 thousand and RMB10,000.0 thousand as of December 31, 2010, 2011 and 2012, respectively, were secured by corporate guarantees from an independent third party, Wuxi City New District Chuang You Guaranty Limited. We placed a deposit of RMB500 thousand with them in order to obtain this guarantee. Other than the above guarantees, our bank loans do not contain any other material restrictive covenants. As of December 31, 2011, plant and machinery with carrying amounts of approximately RMB10,009,698 were pledged to a third party for guarantee services provided by the third party in relation to a maximum of RMB5 million bank loans obtained by the Company. In the year 2012, the related RMB5 million bank loan was matured and repaid. However, the Company’s plant and machinery being pledged to a third party in 2011 for the related RMB5 million bank loan, has not yet been discharged as of December 31, 2012.

(b)	Advance from a third party was unsecured, non-interest bearing and fully repaid on May 10, 2011.

(c)	The advance from Maxclean Trading was unsecured, non-interest bearing and fully repaid on June 2, 2011.

(d)	The amount due to a related party was unsecured, interest-free, repayable on demand and fully repaid during the year ended December 31, 2012.

(e)
Amounts due to directors, who are also shareholders of the Company, are unsecured, interest-free and repayable on demand, except for an amount of RMB890.0 thousand which bears an interest rate of 3% per annum from 2009 to 2011.  We had repaid the RMB890.0 thousand in 2012.

As of December 31 2012, we had short-term bank borrowings of RMB42 million which are due within one year. As of December 31 2012, we had no long-term bank loans. There were no restrictive covenants in connection with the use of the borrowings in any of our loan agreements with the financial institutions. No significant commitment fees are required to be paid for the banking facilities. These facilities are subject to annual review and approval. As of December 31, 2012, we had available unused credit facilities of RMB18.0 million.

The amount due to a related party was unsecured, interest-free, repayable on demand. We have fully repaid the amount during the year ended December 31, 2012.

Capital Expenditures

We incurred capital expenditures of RMB1,707.6 thousand, RMB3,919.1 thousand and RMB6,792.2 thousand for the years ended December 31, 2010, 2011 and 2012, respectively. Our capital expenditures were used primarily to replace some obsolete equipment, to increase production capacity and to enhance the product quality as well as to develop new products to meet market demand.  Our capital expenditures in 2012 included RMB4.3 million for cleaning and drying equipment and RMB0.3 million for cutting equipment.

We do not expect to incur any significant capital expenditures in connection with replacement of obsolete equipment for the year of 2013. We plan to invest RMB147.0 thousand for other capital expenditures such as upgrading our computer systems and laboratory equipments for quality testing.

The capital expenditures for the year of 2012 were funded through the use of part of the RMB39.2 million we raised from our share placement in October 2011.

Recent Accounting Pronouncements

Please see Note 2.3 to our consolidated financial statements.

C. Research and development, patents and licenses, etc.

We believe that the continual improvement of our research and development capability is vital to maintaining our long-term competitiveness. As of December 31, 2012, we employed 19 experienced engineers at our research and development laboratory, focusing on enhancing our product quality and improving production efficiency. Through our processing technology, we have implemented production processes that enable us to reduce particle and fiber content through sophisticated washing techniques and increase the product quality of our wipes through the usage of innovative edge-sealing technologies. Our research and development team is, as of the date of this annual report, focused on developing a new generation of wipes with a lower particle count appropriate for use in more highly sensitive environments and which many of our customers currently import from more developed markets. Our research and development personnel also works with our customers to develop tailored products.

We intend to continue to devote management and financial resources to research and development to further enhance the diversity and quality of our products, increase productivity and lower our overall production costs.

Our research and development expenses were RMB1,449,271, RMB550,011 and nil in the years ended December 31, 2012, 2011 and 2010, respectively.

D. Trend information

Other than as disclosed elsewhere in this annual report, we are not aware of any trend, uncertainty, demand, commitment or event that is reasonably likely to have a material adverse effect on our net revenues (if any), income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-balance sheet arrangements

We have no outstanding financial guarantees or other commitments to guarantee the payment obligations of our related parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our Consolidated Financial Statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us. We have not entered into nor do we expect to enter into any off-balance sheet arrangements.

F. Contractual obligations and capital commitments

The following table sets forth our financial obligations, contractual obligations and capital commitments as of December 31, 2012:

	Payments due by period
	Total	On demand	Less than 3 months	3-12 months	2-5 Years
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Bank borrowings (a)	44,230.4	-	-	44,230.4	-
Due to a related party	-	-	-	-	-
Due to directors	4,000.0	4,000.0	-	-	-
Trade payables	6,537.5	-	6,537.5	-	-
Operating lease commitments	461.7	-	107.5	214.2	140.0
Capital commitments	94.5	-	-	94.5	-
Total	55,324.1	4,000.0	6,645.0	44,539.1	140.0
_________________

(a)	Includes expected interest payments of RMB2,230.4 thousand

G. Safe harbour

Please see “Forward-looking Statements” starting on page 2 of this annual report.

Item 6. Directors, Senior Management and Employees

A. Directors and senior management

The following table sets forth information concerning our directors and executive officers as of the date of this annual report. The business address of each of our directors and executive officers listed below is Room 2710, Wealth Commercial Centre, 48 Kwong Wa Street, Mongkok, Kowloon, Hong Kong. Ms. Hua is Mr. Yu’s wife. There are no family relationships between any other members of our directors and executive officers.

Name	Age	Position

Yu Chunming	49	Executive Director and Interim Chief Executive Officer
Lo Chung Ling	59	Non-executive Director
Hua Xiafen	50	Non-executive Director
Zhong Wei	37	Chief Financial Officer

Yu Chunming (余春明) Mr. Yu became a shareholder of our group in 2004 and has served as our executive director since 2004. Also, after Mr. Wong Sui Hong announced his resignation as chief executive officer on April 9, 2013, Mr. Yu was appointed as our interim chief executive officer. Between 1992 and 1994, Mr. Yu was the manager of Hang Kai Plastic Manufacturing Company Limited, a plastic bag manufacturing company. Mr. Yu was the chairman and sole owner of Zhao Run Plastic Manufacturing Company Limited, a plastic product manufacturing company, from 1994 to 2004. Mr. Yu received his college diploma from Jinan University in 1984 and his master’s degree from Tsing Hua University in business in May 2011.

Lo Chung Ling (卢松龄) Mr. Lo has served as our non-executive director since January 2008. Mr. Lo is also the sole owner and managing director of Go Win Enterprise Company Limited, a plastic resin trading company. From 1978 to 1985, Mr. Lo was a trader with the Hong Kong Gold Market. Mr. Lo received his college diploma from Hong Kong Baptist College (now known as Hong Kong Baptist University) in business management in 1978.

Hua Xiafen (华霞芬) Ms. Hua has served as our non-executive director since 2008. Ms. Hua was an accountant in our financial department from 1994 to 1998, and served as our financial manager from 1998 to 2008. She also served as our executive director from 2006 to 2008. Ms. Hua received her college diploma from Shenzhen University in financial management in 1995. Ms. Hua is the wife of Mr. Yu Chunming.

Zhong Wei (钟卫) Mr. Zhong has served as our chief financial officer since October 2012. Prior to joining Maxclean, Mr Zhong was the chief financial officer of Hurco China, a machine manufacturing company listed in the United States. He also had 2 different terms with a Fortune Global 500 company as a financial controller: a 7 year term with Siemens Energy Automation since 2005, and 2 year term with Nanjing InBev Jinling Brewery Co., Ltd. since 2003.  Mr. Zhong received his master’s degree of business administration from Nanjing University in 2006 and his bachelor’s degree of investment economy from Southeast University in 2001.

Appointment of Chief Financial Officer

On August 1, 2012, we announced the appointment of Mr. Wu Xin Hui as interim chief financial officer, effective immediately. Mr. Wu served as interim chief financial officer pending the completion of the search process of a new chief financial officer. On October 8, 2012, we announced the appointment of Mr. Wei Zhong as our Chief Financial Officer, effective immediately. Under the terms of his employment, Mr. Wei Zhong was granted an annual salary payment of RMB600 thousand. For a detailed biography of Mr. Wei Zhong, please see the discussion above.

Departure of Chief Executive Officer

On April 9, 2013, Mr. Wong Siu Hong resigned as chief executive officer, effective immediately. Mr. Wong’s resignation is for personal reasons and not in connection with any known disagreement with the Company on any matter. The Board of Directors has approved his resignation and appointed Mr. Yu Chunming to function as interim chief executive officer until we find a suitable replacement for Mr. Wong.

Mr. Yu, 49, has had many years of experience in the plastic manufacturing industry. He is presently serving as our executive director. Between 1992 and 1994, Mr. Yu was the manager of Hang Kai Plastic Manufacturing Company Limited, a plastic bag manufacturing company. Mr. Yu was the chairman and sole owner of Zhao Run Plastic Manufacturing Company Limited, a plastic product manufacturing company, from 1994 to 2004. Mr. Yu received his college diploma from Jinan University in 1984 and his master’s degree from Tsing Hua University in business in May 2011.

In consideration of his services as executive director, Mr. Yu is receiving an annual compensation of $96,000 and equity-based compensation as the Board may determine in its discretion. He will not receive any additional remuneration as interim chief executive officer.

The foregoing description of the principal terms of the employment and appointment is a general description only, does not purport to be complete, and is qualified in its entirety by reference to the terms of the Employment Agreement between the Company and Mr. Yu Chunming, dated April 9, 2013, attached herein as Exhibit 4.3.

There are no understandings or arrangements between Mr. Yu and any other person pursuant to which Mr. Yu was selected as an officer and director. Except for Ms. Hua Xiafen, there is no family relationship between Mr. Yu with any of our other officers and directors, or person nominated or chosen by us to become a director or executive officer. Except for the aforesaid agreements, there has not been any transaction or currently proposed transaction, in which the Company was or is to be a participant and the amount involved exceeds $120,000, in which Mr. Yu had or will have a direct or indirect material interest since the beginning of the Company’s last fiscal year.

B. Compensation of Directors and Executive Officers

Our directors and executive officers receive compensation in the form of salaries and general perks. While we do not have a specific bonus plan setting the calculation of our annual bonuses, each director and executive officer is entitled to receive an annual discretionary bonus based upon his or her performance in such amount as shall be determined by the Board of Directors.

In the fiscal years ended December 31, 2011 and 2012, the total compensation we paid to our executive officers and directors was approximately RMB8,005,639 and RMB3,188,538, respectively. We did not provide any portion of our compensation in the form of stock options in 2012. The service contracts we entered into with our directors do not provide for benefits upon termination of employment of any director in our Company.

C. Board Practices

Board of Directors

Members of our Board of Directors are elected by our shareholders. Our Board of Directors consists of three directors. Currently, there is no specific term of office of each director. Our executive officers are appointed by, and serve at the discretion of, our Board of Directors.

Committees of the Board of Directors

All proceedings of the Board of Directors for the year ended December 31, 2012 were conducted by resolutions consented to in writing by the Board of Directors and filed with the minutes of the proceedings of the directors.

We do not have any defined policy or procedural requirements for shareholders to submit recommendations or nominations for directors. The Board of Directors believes that, given the stage of our development, a specific nominating policy would be premature and of little assistance until our business operations develop to a more advanced level. We do not currently have any specific or minimum criteria for the election of nominees to the Board of Directors and we do not have any specific process or procedure for evaluating such nominees. The Board of Directors will assess all candidates, where submitted by management or shareholders, and make recommendations for election or appointment.

None of our directors have service contracts with us or our subsidiaries providing for benefits upon termination of employment.

A shareholder who wishes to communicate with our Board of Directors may do so by directing a written request addressed to the Board of Directors in care of our interim chief executive officer, Mr. Yu, at Room 2710, Wealth Commercial Centre, 48 Kwong Wa Street, Mongkok, Kowloon, Hong Kong.

Audit Committee and Remuneration Committee

We do not have a separately designated audit committee. Our entire Board of Directors constitutes the audit committee. Our members of Board of Directors are not subject to the “independent” requirement, as defined in Rule 10A-3 under the Exchange Act, as our shares are not listed on a U.S. national securities exchange or NASDAQ. Currently, our shares are only quoted on OTC Bulletin Board, an interdealer quotation system.

The Company does not have a remuneration committee or an executive committee largely due to its size.

Audit Committee Financial Expert

We have no audit committee financial expert. We believe that the cost related to retaining a financial expert at this time is prohibitive.

Duties of Directors

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders takes precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

The Companies Law of the Cayman Islands regards directors as agents of the company for which they act. Directors of a Cayman company must comply with their duties of care, diligence and skill. A director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience and a director is therefore not expected to exercise skill which he does not possess. Further, where a director takes part in the company’s business, he must display reasonable care and diligence, which must be measured by the care that an ordinary man might be expected to take in the same circumstances on his own behalf. A director must also act bona fide in all situations for the best interests of the company and they must exercise their powers for proper purpose.

Under our articles of association, the nature of the interest of any director or officer in, inter alia, any contract or dealing with or affecting our company shall be disclosed by him at or prior to its consideration and vote thereon. Following such declaration, a Director shall be counted in the quorum of any relevant meeting and may vote in respect of any contract or proposed contract notwithstanding his interest.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board of directors may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our articles of association, Directors may be removed by ordinary resolution.

D. Employees

As of December 31, 2012 and 2011 and 2010, we had a total of 241, 233 and 267  employees, respectively. The following table sets forth the number of our employees categorized by function as of dates indicated:

As of December 31,	Management	Manufacturing	R&D	Quality Control	Administration	Total

2012	13	125	19	18	66	241
2011	13	144	12	17	47	233
2010	12	173	5	35	42	267

For the years ended December 31, 2012, 2011 and 2010, our total staff costs, including pension scheme contributions but excluding share based compensation, were RMB15,040.3 thousand, RMB12,645.8 thousand and RMB8,899.1 thousand, respectively.

We typically enter into a standard confidentiality and non-competition agreement with each of our management and research and development personnel. Each of these contracts includes a covenant that prohibits the relevant personnel from engaging in any activities that compete with our business during his or her employment with us and for one year after their employment with us.

Our employees are part of a union and are subject to a collective bargaining agreement. As of the date of this annual report we have not experienced any labor disputes or any difficulty in recruiting staff for our operations.

E. Share Ownership

Please see “Item 7. Major Shareholders and Related Party Transactions - A. Major Shareholders”.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

We have only one class of shares (being ordinary shares) in issue and we have 47 record holders located outside the United States.  We do not have shareholders located in the United States. The following table sets forth information, as of the date of this annual report, with respect to the beneficial ownership of our shares by:

●	each of our directors and executive officers who beneficially own our shares; and

●	each other person known to us to own beneficially more than 5% of our shares.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the shares. Except as indicated below, and subject to applicable community property laws, we believe, based on the information furnished to us, the persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them. A shareholder is also deemed to be, as of any date, the beneficial owner of all securities that such shareholder has the right to acquire within 60 days after the date through (a) the exercise of any option, warrant or right, (b) the conversion of a security, (c) the power to revoke a trust, discretionary account or similar arrangement, or (d) the automatic termination of a trust, discretionary account or similar arrangement. The percentages of beneficial ownership in the table below are based on 305,178,500 shares outstanding as of December 31, 2012.

Unless otherwise indicated, the principal address of each of the shareholders below is Room 2710, Wealth Commercial Centre, 48 Kwong Wa Street, Mongkok, Kowloon, Hong Kong.

	Shares Beneficially Owned
	Number	%
Directors and Executive Officers
Yu Chunming	126,523,277	41.5
Lo Chung Ling	55,981,935	18.3
Dodi Limited(1)	14,050,800	4.6
Value Kingdom Limited(2)	10,375,000	3.4
Hua Xiafen(3)	8,337,788	2.7
Zhong Wei	70,000	0.0
Directors and executive officers as a group (4 persons and 2 entities)	215,409,800	70.6

Note:
(1) Yu Chunming, one of our directors, is a shareholder of Dodi Limited.
(2) Chen Fu Mei, one of our employees, is the sole shareholder of Value Kingdom Limited. Wong Chung Yan, one of our employees, is a director of Value Kingdom Limited.
(3) Hua Xiafen is the wife of Mr. Yu Chunming, who is one of our directors.

Apart from disclosed above, we don’t have any shareholders who beneficially owned 5% or more of our common shares as of the date of this annual report.

 As of March 31, 2013, 305,178,500 of our ordinary shares were issued and outstanding.

None of our shareholders has different voting rights from other shareholders as of the date of this annual report. We are currently not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Share-based Compensation

In August 2011, we issued a total of 8,210,000 ordinary shares of US$0.0001 each to one of our employees. The issuance of these shares was considered compensatory in nature.

On various dates in August and September 2011, we issued a total of 5,790,000 to 12 employees at US$0.05 each. We also issued 100,000 and 1,036,000 ordinary shares to a director’s daughter, Ms. Yu Hua, and Value Kingdom Limited, a company owned by one of our employees, Ms. Chen Fu Mei, respectively, at US$0.05 each. The issuance of these shares was considered compensatory in nature.

We don’t have any stock option plan for the year ended December 31, 2012 and there are no significant changes in the percentage ownership held by our major shareholders.

B. Related Party Transactions

Sale and Purchase Agreement

On December 20, 2010, we entered into a sale and purchase agreement with the non-controlling interests of Maxclean Trading to dispose of the Company’s entire 70% equity interests in Wuxi Maxclean Import & Export Trade Development Co. Ltd (“Maxclean Trading”) to the non-controlling interests for a cash consideration of RMB7,000,000. Maxclean Trading was incorporated on April 29, 2009 and was engaged in clean-room product trading. The disposal of the subsidiary was completed on December 31, 2010, on which date control of Maxclean Trading passed to the acquirer, Mr. Deng Ping. As a result of the disposal, the Company received cash proceeds of RMB3,579,087 in the fiscal year ended December 31, 2010.

Share Swap Transaction

On July 12, 2011, we entered into a share swap agreement with Maxclean (China) and all of its shareholders. Pursuant to the share swap agreement, the shareholders of Maxclean (China) exchanged an aggregate of 48,786,000 shares of Maxclean (China), representing all of the issued and outstanding shares of Maxclean (China), for 48,786,000 newly issued shares of Maxclean Holdings at an exchange ratio of 1-for-1. As a result of the share swap, Maxclean (China) became our wholly-owned subsidiary and the former shareholders of Maxclean (China), including several of our directors and officers, became our shareholders. Set forth below are our shares received by our directors, executive officers and 10% shareholders and their family members in the share swap transaction:

Name	Position and relationship	Maxclean (China) shares exchanged	Maxclean Holdings shares received	Percentage of outstanding shares

Yu Chunming	Director	34,023,360	34,023,360	11.1%
Lo Chung Ling	Director	14,635,800	14,635,800	4.8%
Hua Xiafen	Director and the wife of Mr. Yu Chunming, a director of Maxclean Holdings	126,840	126,840	*
_________________

* Indicates less than 1%

August 2011 Equity Issuance

In August 2011, we issued an aggregate of 177,184,000 shares at par value of US$0.0001 per share, for aggregate proceeds of approximately US$17,718.40 to our directors and controlling shareholders (Mr. Yu Chunming, Mr. Lo Chung Ling and Ms. Hua Xiafen) as well as to Dodi Limited (which is owned by Mr. Yu Chunming), Ace Achiever Limited (which is owned by Mr. Lo Chi Wai, our employee and the son of our director, Mr. Lo Chung Ling), and Time King Holdings (which is owned by Mr. Lo Chi Wong, who is also the son of Mr. Lo Chung Ling). The issuance of 167,919,230 ordinary shares as part of our group restructuring and the issuance of 9,264,770 ordinary shares resulted in a shareholder having an equity interest in the Company increased from 30% to 34.1%. The issuance of these shares was considered compensatory in nature. In August 2011, we also issued 8,210,000 shares at US$0.0001 per share for US$821 to Value Kingdom Limited (which is owned by Ms. Chen Fu Mei, our employee). Set forth below are the shares received by our directors, executive officers and 10% shareholders and their family members in the August 2011 Equity Issuance:

Name	Position and relationship	Maxclean Holdings shares received	Percentage of outstanding shares

Yu Chunming	Director	92,499,917	30.3%
Lo Chung Ling	Director	41,346,135	13.5%
Dodi Limited	Mr. Yu Chunming, a director and shareholder of Dodi Limited, is a director of Maxclean Holdings.	14,050,800	4.6%
Ace Achiever Limited	Mr. Lo Chi Wai, a director and the sole shareholder of Ace Achiever Limited, is an employee of Maxclean Holdings and the son of Mr. Lo Chung Ling, a director of Maxclean Holdings.	10,538,100	3.5%
Time King Holdings Limited	Mr. Lo Chi Wong, a director and the sole shareholder of Time King Holdings Limited, is the son of Mr. Lo Chung Ling, a director of Maxclean Holdings.	10,538,100	3.5%
Value Kingdom Limited	Ms. Chen Fu Mei, the sole shareholder of Value Kingdom Limited, is an employee at Maxclean Holdings. Ms. Wong Chung Yan, a director of Value Kingdom Limited, is an employee at Maxclean Holdings.	8,210,000	2.7%
Hua Xiafen	Director and the wife of Mr. Yu Chunming, who is one of our directors.	8,210,948	2.7%

October 2011 Equity Financing

In a series of private placement transactions between August 2011 and October 2011, we issued 6,926,000 shares at US$0.05 per share, 25,300,000 shares at US$0.075 per share and 38,772,500 shares at US$0.1 per share, for an aggregate of US$6,121,050 in cash (RMB39.2 million), of which RMB39 million represented a share premium. We received approximately RMB39.2 million in cash after expenses as a result of this issuance. These shares were issued to new shareholders, which included our directors, officers and employees, during the private placement as part of our financing activities to improve our overall working capital and cash flow position. Set forth below are the shares we issued to our directors, executive officers and 10% shareholders, employees and their family members as part of the October 2011 Equity Financing:

Name	Position and relationship	Maxclean Holding shares received	Percentage of outstanding shares
Value Kingdom Limited	Ms. Wong Chung Yan, a director of Value Kingdom Limited, is an employee at Maxclean Holdings.	2,236,000	*
Lo Chi Wong	Son of Mr. Lo Chung Ling, who is a director of Maxclean Holdings.	2,140,000	*
Gui Lihui	Employee	940,000	*
Mao, Xiaoqin	Employee	630,000	*
Lo Chi Wai	Employee and son of Mr. Lo Chung Ling, a director of Maxclean Holdings.	470,000	*
Liu Fengzhen	Employee	470,000	*
Liu Haixia	Employee	380,000	*
Wu Xin Hui	Senior Financial Manager	320,000	*
Chen Fu Mei	Employee	190,000	*
Wong Siu Hong	Third Party	1,560,000	*
Tse Chun Wai	Third Party	130,000	*
Yung Tat Kwan	Employee	130,000	*
Liang Gaoxiang	Employee	100,000	*
Yu Hua	Employee and daughter of Mr. Yu Chunming and Ms. Hua Xiafen both of whom are directors of Maxclean Holdings.	100,000	*
_________________

* Indicates less than 1%

Loans from our Directors

Our directors, Mr. Yu Chunming, Mr. Lo Chung Ling, and Ms. Hua Xiafen, have made a series of loans to us in the form of cash advances to support our group’s working capital. The total outstanding amounts of these loans are RMB9,913,398 as of December 31, 2010; RMB3,983,648 as of December 31, 2011; and RMB4,000,000 as of December 31, 2012. Amounts due to directors are unsecured, interest-free and repayable on demand except for an amount of RMB890,000 in relation to a motor vehicle purchase on our behalf which bears an interest rate of 3% per annum from 2009 to 2011.  The amount due to directors in relation to the motor car purchase on our behalf was fully repaid during the year ended December 31, 2012. As of December 31, 2012, the outstanding amount due to directors was RMB4,000,000; which is due to Ms Hua Xiafen, who is one of the shareholders and directors of the Company. Interest expenses paid to directors amounted to RMB30,907, RMB21,760 and RMB1,333 for the years ended December 31, 2010, 2011 and 2012, respectively.

Transactions with Go Win

Historically, we have entered into and we continue to enter into a number of transactions with Go Win Enterprise Company Limited (“Go Win”). Our director, Mr. Lo Chung Ling and his wife are the sole shareholders of Go Win. These transactions include borrowings, rental and management arrangements, purchase and tenancy agreements as well as commission arrangements, which are further discussed below. As a result of these transactions, the net amount due (from) / to Go Win as of December 31, 2010, 2011 and 2012 were nil, RMB425,736 and nil, respectively. Please see Note 23 to our consolidated financial statements for further details.

Loans from Related Parties

On March 14, 2011, we entered into a loan agreement with Go Win. Pursuant to the loan agreement, Go Win made loans to us in the aggregate amount of US$500,000 (RMB3.23 million) on April 14, 2011. The amounts due to Go Win are unsecured, repayable on demand and charged at 1% interest per month. In August 2011, we repaid the entire amount, including interest, of RMB3.37 million to Go Win.

Rental and Management Arrangements

During the fiscal years ended December 31, 2010, 2011 and 2012, we paid Go Win rental fees in the amounts of RMB130,893, RMB124,368 and RMB126,860, respectively, for the shared use of Go Win’s office space at 609-12 Wealth Comm. Centre in Kowloon, Hong Kong. This is a continuing arrangement without a fixed term and is without a written agreement. Under the current terms of this arrangement, we utilize approximately 46 square meters of office space and pay monthly rental fees of approximately HK$13,000 (RMB10,572).

During the fiscal years ended December 31, 2010 and 2011, we made monthly payments to Go Win for use of shared office staff, equipment and services relating to the above mentioned office. Our payments amounted to an aggregate of  RMB488,667 in 2010 and RMB397,977 in 2011.Starting from January 1, 2012, we no longer made such payments to Go Win since we did not use the office staff, equipment and services relating to the above mentioned office from Go Win.

Purchase Agreements

In 2010, 2011 and 2012, we purchased plastic materials from Go Win based on various purchase orders during each period. Pursuant to the purchase orders, we paid Go Win amounts in the aggregate of RMB1,006,913 in 2010, RMB659,763 in 2011 and nil in 2012. In 2012, we do not place any purchase order with Go Win as we purchased materials from other qualified suppliers in China.

Commission to Related Parties

From time to time, Go Win refers business opportunities to us. During the fiscal years ended December 31, 2010, 2011 and 2012, we paid Go Win the amounts of RMB78,879, RMB12,246 and RMB13,649, respectively, as discretionary commission for these business referrals.

Forgiveness of a Related Party Debt

We have entered into various transactions with Go Win in 2010, 2011 and 2012. In 2012, we received a notification from the management of Go Win of their decision to waive the total outstanding payables to Go Win in the amount of RMB126,860. Accordingly, we recorded it as capital contribution in share premium.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report starting on page F-1.

Legal and Administrative Proceedings

We are currently not a party to any other material legal or administrative proceedings, and we are not aware of any other material legal or administrative proceedings threatened against us. We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business.

Dividend Policy

We currently do not have any plans to pay cash dividends, although this is subject to change. We currently have no distributable reserves and our accumulated losses as of December 31, 2012 are approximately RMB82.9 million. Although it is unlikely we would be able to distribute any dividend in the near future, we do intend to distribute cash dividends if and when we have sufficient profitability, positive cash flows among other factors. Our Board of Directors may declare dividends in the future taking into account our operations, earnings, financial condition, cash requirements and availability and other factors as it may deem relevant at the time. Any declaration and payment as well as the amount of dividends will be subject to our constitutional documents and the laws of the Cayman Islands, including the approval of our shareholders. Our future declaration of dividends may or may not reflect our historical declarations of dividends and will be at the absolute discretion of the Board of Directors.

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant change since the date of our audited consolidated financial statements included in this annual report.

Item 9. The Listing

A. The Listing Details

Our shares were successfully quoted on the OTC Bulletin Board in October 24, 2012.

The following table sets forth the highest and lowest closing market prices for our shares for the periods indicated:

Closing Price
	High	Low
	US$	US$
Annual High and Low
Fiscal Year 2012 (from October 24, 2012)	-	-

Quarterly Highs and Lows
Fourth Fiscal Quarter of 2012 (from October 24, 2012)	-	-
First Fiscal Quarter of 2013 (until March 31, 2013)	0.15	0.15

Monthly Highs and Lows
October 2012 (from October 24, 2012)	-	-
November 2012	-	-
December 2012	-	-
January 2013	-	-
February 2013	-	-
March 2013 (until March 31, 2013)	0.15	0.15

B. Plan of Distribution

Not applicable.

C. Market

See “A. The Listing Details”.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

B.           Memorandum and Articles of Association

There were no changes of material provisions of our memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our shares. A copy of our Memorandum and Articles of Association was filed as Exhibit 3.1 to our Registration Statement as Form F-1 (SEC File No. 333-183624).

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D. Exchange Controls

See “Item 4. Information on the Company – B. Business Overview – Regulations –Foreign Currency Exchange,” and “Item 3. Key Information – D. Risk Factors — Risks Related to Doing Business in China —Governmental control of currency conversion may limit our ability to utilize our revenue effectively and affect the value of your investment.”

E. Taxation

Cayman Islands Taxation

There are no reciprocal tax treaty regarding withholding taxes between the United States and the Cayman Islands. The Cayman Islands currently imposes no taxes based upon profits, income, gains or appreciation and there are also currently no taxes imposed in the Cayman Islands by withholding or otherwise on the shareholders on profit, income, capital gains or appreciations in respect of their shares nor any taxes on the shareholders in the nature of estate duty, inheritance or capital transfer tax.

There is no stamp duty payable in the Cayman Islands on transfers of shares of Cayman Islands companies save for those which hold interests in land in the Cayman Islands.

U.S. Federal Income Taxation

The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (defined below) under present law of an investment in our shares. This summary applies only to U.S. Holders that hold the shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following description does not apply to you if you are a member of a class of holders subject to special treatment under the U.S. federal income tax laws, including:

●	banks or other financial institutions;

●	insurance companies;

●	dealers in securities or currencies;

●	U.S. expatriates;

●	traders in securities that have elected the mark-to-market method of accounting for securities;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding a share as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

●	persons that own (directly, indirectly, or constructively) 10% or more of our shares;

●	persons who acquired our shares pursuant to the exercise of any employee stock option or otherwise as compensation; or

●	partnerships or other pass-through entities for U.S. federal income tax purposes (or investors in such partnerships or pass-through entities).

SHAREHOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR SHARES.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply if you are a beneficial owner of our shares and you are, for U.S. federal income tax purposes,

●	a citizen or resident of the United States;

●
a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any State thereof or the District of Columbia;

●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

●
a trust if it (a) is subject to the primary supervision of a court in the United States over its administration and one or more United States persons have the authority to control all substantial decisions of the trust or (b) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

If a partnership, or an entity treated for U.S. federal income tax purposes as a partnership, holds our shares, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partnership or a partner in such partnership, you should consult your tax advisors.

Taxation of Dividends and Other Distributions on Our Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions on our shares (including any amounts withheld to reflect PRC withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income (including withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you. Such dividends will not be eligible for the dividends received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations.

Certain dividends received by non-corporate U.S. Holders in taxable years beginning before January 1, 2013 in respect of our shares will constitute “qualified dividend income” subject to tax at the lower rate applicable to long-term capital gains (generally at a maximum income tax rate of 15%), rather than the marginal tax rates generally applicable to ordinary income, provided that (a) our shares are readily tradable on an established securities market in the United States or, in the event we are deemed to be a PRC “resident enterprise” under the EIT law (see discussion under “Item 10. Additional Information — E. Taxation — People’s Republic of China Taxation”), we are eligible for the benefits of the Agreement between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income (the “U.S.-PRC Tax Treaty”), (b) we are not a passive foreign investment company (as discussed below) with respect to such U.S. Holders for either our taxable year in which the dividends were paid or the preceding taxable year, and (c) holding period requirements are met (61 days of ownership without risk of loss reduction during the 121-day period beginning 60 days before the ex-dividend date). Our shares are considered to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which do not presently include the OTC Bulletin Board (the only exchanges on which our shares are currently quoted). Accordingly, any dividends paid on our shares are not currently expected to qualify for the lower rate unless we are deemed to be a PRC “resident enterprise” under the EIT Law and are eligible for the benefits of the U.S.-PRC Tax Treaty. You should consult your own tax advisors regarding the availability of the lower rate for dividends paid with respect to our shares.

In the event that we are deemed to be a PRC “resident enterprise” under PRC tax law, you may be subject to PRC withholding taxes on dividends paid to you with respect to our shares (see discussion under “Item 10. Additional Information — E. Taxation — People’s Republic of China Taxation”). In that case, however, you may be able to obtain a reduced rate of PRC withholding taxes under the U.S.-PRC Tax Treaty if certain requirements are met. In addition, subject to certain conditions and limitations, PRC withholding taxes on dividends, if any, may be treated as foreign taxes eligible for a deduction from your U.S. federal taxable income or a foreign tax credit against your U.S. federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid to you with respect to our shares will be treated as income from sources outside the United States and will generally constitute “passive category income”. A U.S. Holder will be denied a foreign tax credit with respect to any PRC withholding taxes withheld from dividends received with respect to our shares to the extent that such U.S. Holder has not held our shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on our shares are not counted toward meeting the 16-day holding period required by the statute. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, the distribution will be treated first as a tax-free return of your adjusted tax basis in the shares, and to the extent the amount of the distribution exceeds your adjusted tax basis, the excess will be taxed as capital gain recognized on a sale or exchange. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, you should expect that the entire amount of a distribution will generally be treated (and reported) as a dividend.

Taxation of Disposition of the Shares

Upon a sale or other taxable disposition of our shares, and subject to the passive foreign investment company rules discussed below, you generally will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized for the shares and your adjusted tax basis, determined in U.S. dollars, in the shares. Deductibility of capital losses is subject to various limitations. Capital gain of a non-corporate U.S. Holder, recognized in taxable years which begin before January 1, 2013, is generally taxed at a maximum rate of 15% if the U.S. Holder has held the shares for more than one year. Additionally, any such gain or loss recognized will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes. However, in the event that we are deemed to be a PRC “resident enterprise” under PRC tax law and gain from the disposition of our shares is subject to PRC withholding taxes (see discussion under “Item 10. Additional Information — E. Taxation — People’s Republic of China Taxation”), such taxes may be treated as foreign taxes eligible for a foreign tax credit against your U.S. federal income tax liability, and the gain may be treated as PRC-source income for purposes of calculating the foreign tax credit under the U.S.-PRC Tax Treaty. If such gain is not treated as PRC source gain, however, a U.S. Holder will not be able to obtain a United States foreign tax credit for any PRC tax withheld or imposed unless such U.S. Holder has other foreign source income in the appropriate category for the applicable tax year. You are encouraged to consult your tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of the shares, including the availability of the foreign tax credit under your particular circumstances.

Passive Foreign Investment Company

We do not expect to be a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for our current taxable year ending December 31, 2012 or for any future taxable year. Our expectation for our current taxable year is based in part on the price of our shares following our public offering. Our actual PFIC status for any taxable year will not be determinable until the close of such taxable year, and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year or any future taxable year.

In general, we will be a PFIC for any taxable year in which:

●	at least 75% of our gross income is passive income; or

●	at least 50% of the value (determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, because the total value of our assets for purposes of the asset test generally will be calculated using the market price of our shares, our PFIC status may be determined in large part based on the market price of our shares which may fluctuate considerably. Accordingly, fluctuations in the market price of our shares may result in our being a PFIC for any year. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in our public offering. If we are a PFIC for any year during which you hold our shares, we generally will continue to be treated as a PFIC for all succeeding years during which you hold our shares, regardless of whether we continue to meet the income or asset test described above. However, if we cease to be a PFIC, you may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the shares.

If we are a PFIC for any taxable year during which you hold our shares, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition (including a pledge) of our shares, unless you make a “qualified electing fund” election (a “QEF election”) or a “mark-to-market” election as described below. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for our shares will be treated as excess distributions. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for our shares;

●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income; and

●
the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of our shares cannot be treated as capital, even if you hold our shares as capital assets. In addition, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

If we are a PFIC for any taxable year during which you hold our shares and any of our non-United States subsidiaries is also a PFIC, you would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be subject to the rules described above on certain distributions by a lower-tier PFIC and a disposition of shares of a lower-tier PFIC even though you would not receive the proceeds of those distributions or dispositions. You are urged to consult your tax advisor about the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, you may make a mark-to-market election to include in ordinary income each year an amount equal to the excess, if any, of the fair market value of our shares as of the close of your taxable year over your adjusted tax basis in such shares. The mark-to-market election is available only for “marketable stock”, which is stock that is “regularly traded” on a national securities exchange that is registered with the Securities and Exchange Commission, or on NASDAQ, or on a foreign exchange or market that the Internal Revenue Service determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. The OTC Bulletin Board and OTCQX are not considered to be national securities exchanges that would allow a U.S. Holder to make a mark-to-market election. Because our shares were quoted only on the OTC Bulletin Board, our shares may not currently qualify as “marketable stock” for purposes of the mark-to-market election. Consequently, you may not be eligible to make a mark-to-market election if we are or become a PFIC.

Subject to certain limitations, you may also avoid the rules described above with respect to the stock you own in a PFIC by making a timely QEF election to be taxed currently on your pro rata portion of such PFIC’s net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income). However, this option would not be available to you because we do not intend to generate, or share with you, information that would be necessary for you to make a QEF election.

Under newly enacted legislation, unless otherwise provided by the U.S. Treasury, each U.S. Holder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. Prior to such legislation, a U.S. Holder of a PFIC was required to file U.S. Internal Revenue Service Form 8621 only for each taxable year in which such shareholder received distributions from the PFIC, recognized gain on a disposition of the PFIC stock, or made a “reportable election.” If we are or become a PFIC, you are encouraged to consult your tax advisors regarding any reporting requirements that may apply to you.

The rules dealing with PFICs are very complex and are affected by various factors in addition to those described above. Accordingly, you should consult your own tax advisors concerning the U.S. federal income tax consequences of purchasing, holding, and disposing of our shares if we are or become classified as a PFIC.

Medicare Tax

For taxable years beginning after December 31, 2012, a U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, are subject to a 3.8% tax on the lesser of (a) the U.S. Holder’s “net investment income” for the relevant taxable year and (b) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between US$125,000 and US$250,000, depending on the individual’s circumstances). A U.S. Holder’s net investment income generally includes its gross dividend income and its net gains from the disposition of our shares, unless such dividends or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. Holder that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in our shares.

Information Reporting and Backup Withholding

Pursuant to the Hiring Incentives to Restore Employment Act enacted on March 18, 2010, for taxable years beginning after the date of enactment, an individual U.S. Holder and certain entities may be required to submit to the Internal Revenue Service certain information with respect to his or her beneficial ownership of our shares, if such shares are not held on his or her behalf by a U.S. financial institution. For example, the new law requires an individual U.S. Holder to file an attachment to his or her tax return reporting interests in specified foreign financial assets (including stock of a non-U.S. company) when the aggregate value of such interests exceed US$50,000 during any taxable year. This new law also imposes penalties if an individual U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so. You are encouraged to consult your tax advisor regarding the effect, if any, of new U.S. federal income tax legislation on your ownership and disposition of our shares.

In addition, dividend payments with respect to our shares and proceeds from the sale, exchange or redemption of our shares may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. Starting from December 31, 2012, the backup withholding rate increased to 31% under the sunset provisions of currently applicable U.S. tax law.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information. You are encouraged to consult your tax advisors regarding the application of the U.S. information reporting and backup withholding rules to your particular circumstances.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We have previously filed with the Commission our registration statement on Form F-1 (File Number 333-183624), as amended.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year end, and submits other reports and information under cover of Form 6-K with the SEC. You may read and copy this information at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Recent filings and reports are also available free of charge though the EDGAR electronic filing system at www.sec.gov. You can also request copies of the documents, upon payment of a duplicating fee, by writing to the public reference section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room or accessing documents through EDGAR. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders.

I. Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company – C. Organizational Structure.”

Item 11. Quantitative and Qualitative Disclosures about Market Risk

In the normal course of business, we are routinely subject to a variety of risks, including market risks associated with interest rates, currency risk and liquidity.

Credit Risk

We trade only with customers we believe to be well-established and creditworthy. Company policy requires that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis and our exposure to bad debts is not significant. Since we trade only with recognized and creditworthy third parties, there is no requirement for collateral. The credit risk of our other financial assets, which comprises deposits, other receivables, pledged bank deposits and cash and bank balances, arises from potential default of the counterparties, with a maximum exposure equal to the carrying amounts of these instruments.

In respect of trade and other receivables, in order to minimize risk, we have a credit policy in place and the exposures to these credit risks are monitored on an ongoing basis. Creditworthiness evaluations of our customers’ financial position and condition are performed on each and every major customer periodically. These evaluations focus on the customer’s history of making payments when due and current ability to pay, and take into account information specific to the customer as well as pertaining to the economic environment in which the customer operates. We do not require collateral in respect of our financial assets. Debts are usually due within 60 days to 120 days from the date of billing. For debtors with balances aged more than 120 days past due, further credit would not be granted until all outstanding balances are settled.

In respect of trade receivables, our exposure to credit risk is influenced mainly by the individual characteristics of each customer. The default risk of the industry and country in which customers operate also has an influence on credit risk. At the end of each reporting period, we were exposed to certain credit risks as 44.70%, 58.63% and 40.84% of the total trade receivables on December 31, 2012, 2011 and 2010, respectively, due from our five largest customers.

Our maximum exposure to credit risk is represented by the carrying amount of each financial asset. We do not provide any guarantees which would expose us to credit risk. Further quantitative disclosures in respect of our exposure to credit risk arising are set out in Note 27 to our consolidated financial statements and related notes included elsewhere in this annual report.

Liquidity Risk

Our policy is to regularly monitor current and expected liquidity requirements to ensure that we maintain a sufficient amount of cash and adequate committed lines of funding from major financial institutions to meet our liquidity requirements in the short and longer term. We have historically relied on bank and other borrowings and capital contributions from shareholders as a significant source of liquidity. As of December 31, 2012, we had suffered recurring losses from operations and negative operating cash flows and incurred an accumulated deficit of RMB82.9 million. These conditions indicate the existence of an uncertainty which may cast doubt on our ability to continue as a going concern. Please see section headed “Liquidity and Capital Resources” above for further details.

The following liquidity tables set out the remaining contractual maturities at the end of the reporting period of our financial liabilities based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on rates current at the end of the reporting period) and the earliest date that we can be required to pay.

Specifically, for bank loans which contain a repayment on demand clause which can be exercised at the bank’s sole discretion, the analysis shows the cash outflow based on the earliest period in which the entity can be required to pay, i.e. if the lenders were to invoke their unconditional rights to call the loans with immediate effect. The maturity analysis for other bank borrowings is prepared based on the scheduled repayment dates.

December 31, 2012	On demand	Less than 3 months	3 to 12 months	Total	Carrying amount
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Interest-bearing bank borrowings	-	-	44,230.4	44,230.4	42,000.0
Due to directors	4,000.0	-	-	4,000.0	4,000.0
Trade payables	-	6,537.5	-	6,537.5	6,537.5
	4,000.0	6,537.5	44,230.4	54,767.9	52,537.5

December 31, 2011	On demand	Less than 3 months	3 to 12 months	Total	Carrying amount
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Interest-bearing bank borrowings	-	-	44,324.7	44,324.7	42,000.0
Due to a related party	425.7	-	-	425.7	425.7
Due to directors	3,983.7	-	-	3,983.7	3,983.7
Trade payables	-	7,549.7	-	7,549.7	7,549.7
	4,409.4	7,549.7	44,324.7	56,283.8	53,959.1

December 31, 2010	On demand	Less than 3 months	3 to 12 months	Total	Carrying amount
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Interest-bearing bank borrowings	-	37,277.4	-	37,277.4	37,000.0
Advance from a third party	2,500.0	-	-	2,500.0	2,500.0
Advance from Maxclean Trading	1,500.0	-	-	1,500.0	1,500.0
Due to directors	9,913.4	-	-	9,913.4	9,913.4
Trade payables	-	6,805.3	-	6,805.3	6,805.3
	13,913.4	44,082.7	-	57,996.1	57,718.7

Interest Rate Risk

We do not have any significant exposure to risk of changes in market interest rates as all of our debt obligations were interest bearing at fixed rates.

Currency Risk

We are exposed to foreign exchange risk arising from various currency exposures, primarily with respect to United States dollars and Hong Kong dollars. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. We currently do not hedge our foreign exchange exposure.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications of the Rights of Security Holders and Use of Proceeds

A. – D. Material Modifications to the Rights of Security Holders

None.

E. Use of Proceeds

The following “Use of Proceeds” information relates to up to 100,284,700 of our shares registered for resale and for the account of the selling shareholders.  As a result, all proceeds from the resale of the shares will be paid to the selling shareholders and we will not receive any proceeds from the resale of the shares by the selling shareholders. However, we will pay all costs associated with the registration statement. The registration statement on Form F-1 (File No. 333-183624), as amended, with respect to the resale of these shares was declared effective by the SEC on  September 20, 2012.

On October 24, 2012, our shares were successfully quoted on the OTC Bulletin Board. The OTC Bulletin Board is a quotation service for securities which are not listed or traded on NASDAQ or any other national securities exchange. Investors must contact a broker or dealer to trade OTCBB securities. As of the date of this annual report, 4,000 shares have been quoted by the selling shareholders on the OTC Bulletin Board at the share price of $0.15. However, the selling shareholders or their brokers and dealers have not received any commitment from investors. Therefore, as of the date of this annual report, such shares have not been successfully traded and the selling shareholders have not received any proceeds from the resale of such shares.

For the period from the effective date of the registration statement to December 31, 2012, we estimate that our expenses incurred and paid to others in connection with the resale of shares by our certain shareholders totaled $52.8 thousand, which included  $20 thousand for obtaining the trading symbol, $17.8 thousand for listing service fee and $15 thousand for DTC advisory fees.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of the period covered by this annual report. In designing and evaluating our disclosure controls and procedures, our management recognized that disclosure controls and procedures, no matter how well conceived and operated can provide only reasonable, but not absolute, assurance that the objectives of the disclosure controls and procedures are met. Additionally, in designing disclosure controls and procedures, our management was necessarily required to apply their judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures. The design of any disclosure controls and procedures also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Based upon that evaluation, our management, including our chief executive officer and chief financial officer, concluded that our disclosure controls and procedures were not effective as of the end of the period covered in this report because of the material weakness in internal controls over financial reporting described below.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim consolidated financial statements will not be prevented or detected. Our management identified the following material weaknesses in our internal control over financial reporting:

•
Lack of an independent audit committee or audit committee financial expert, and no independent directors — We have not identified an audit committee financial expert on our board of directors, and at the present time we have no independent directors. These factors are counter to corporate governance practices as defined by the various stock exchanges and may lead to less supervision over management.

•
Limited staffing within our accounting operations — The relatively small number of personnel who are responsible for accounting functions prevents us from fully segregating duties within our internal control system. The inadequate segregation of duties is a weakness because it could lead to the untimely identification and resolution of accounting and disclosure matters or could lead to a failure to perform timely and effective reviews which may result in a failure to detect errors in spreadsheets, calculations, or assumptions used to prepare the financial statements and related disclosures as filed with the Securities and Exchange Commission.

These control deficiencies could result in material misstatements of significant accounts and disclosures, which could result in a material misstatement to our interim or annual consolidated financial statements that could not be prevented or detected. Accordingly, our management has determined that these control deficiencies represent material weaknesses.

Due to the material weaknesses described above, our management performed additional analyses and other post-closing procedures to ensure that our consolidated financial statements were prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”). Accordingly, our management believes that the consolidated financial statements included in this report fairly present in all material respects our financial condition, results of operations and cash flows for the periods presented.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for designing, establishing and maintaining a system of internal controls over financial reporting (as defined in Exchange Act Rule 13a-15(f) and 15d-15(f)) to provide reasonable assurance that the financial information prepared by us for external purposes is reliable and has been recorded, processed and reported in an accurate and timely manner in accordance with IFRS. The Board of Directors is responsible for ensuring that management fulfills its responsibilities.

Because of its inherent limitations, our internal control over financial reporting may not prevent or detect all possible misstatements or frauds. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

To evaluate the effectiveness of our internal control over financial reporting, Management has used the Internal Control - Integrated Framework, which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").  Management has assessed the effectiveness of our internal control over financial reporting and concluded that such internal control over financial reporting is not effective as of December 31, 2012 for the reasons stated above under the heading “Disclosure Controls and Procedures”.

Attestation report of the registered public accounting firm

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting as we qualify as an “emerging growth company” under section 3(a) of the Exchange Act (as amended by the Jumpstart Our Business Startups Act, enacted on April 5, 2012), and are therefore exempt from the attestation requirement.

Changes in Internal Controls

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Limitations on the Effectiveness of Controls

Our management, including the chief executive officer and chief financial officer, does not expect that our disclosure controls or our internal controls will prevent all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Item 16A. Audit Committee Financial Expert

We have no audit committee financial expert as defined in Item 16A of Form 20-F. We believe that the cost related to retaining a financial expert at this time is prohibitive.

Item 16B. Code of Ethics

In November 2012, we adopted a code of ethics which applies to all of our directors, officers and employees. We have posted such code of ethics on our company website at http://maxclean.com/investor/investor-relations/.
A copy of such code of ethics has been filed as Exhibit 11.1 to this annual report. Stockholders may request a free copy in print form from:

Mr. Jeffrey Lo
88 Yu Feng Road, Shuo Fang Town, New District, Wuxi City
Jiangsu Province, P. R. China
Tel: +86 510 85261966
Fax: +86 510 85261977
E-mail: jeffrey.lo@maxcleangroup.com

Item 16C. Principal Accountant Fees and Services

Starting 2011, we engaged Crowe Horwath (HK) CPA Limited as our independent registered public accounting firm. The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Crowe Horwath (HK) CPA Limited for the periods indicated.

	Year Ended December 31,
	2012	2011
	US$	US$

Audit fees(1)	121,800	99,744

Audit-related fees(2)	-	-

Tax fees(3)	-	-

(1)	“Audit fees” means the aggregate fees billed for professional services rendered in connection with the audit or review of our financial statements.

(2)	“Audit-related fees” represents aggregate fees billed for professional services rendered incrementally and directly in connection with registration of our shares for resale by selling shareholders.

(3)	Tax fees” represents the aggregated fees billed for professional services rendered in connection with tax compliance, tax advice and tax planning.

Our board of directors has pre-approved all audit and non-audit services provided by Crowe Horwath (HK) CPA Limited, including audit services, audit-related services, tax services and other services as described above.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

Not applicable.

Item 16H. Mine Safety Disclosure

Not applicable.

Part III

Item 17. Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements

The consolidated financial statements of Maxclean Holdings Ltd and its subsidiaries are included at the end of this annual report.

Item 19. Exhibits

Exhibit Number	Description of Document
1.1
Memorandum of Association of the Company, as currently in effect (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form F-1 (File No. 333-183624), as amended, originally filed with the Securities and Exchange Commission on September 20, 2012)

1.2
Articles of Association of the Company (incorporated by reference to Exhibit 3.2 of our Registration Statement on Form F-1 (File No. 333-183624), as amended, originally filed with the Securities and Exchange Commission on September 20, 2012)

2.1
Company’s Specimen Certificate for its Shares (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F-1 (File No. 333-183624), as amended, originally filed with the Securities and Exchange Commission on September 20, 2012)

2.2
Form Private Subscription Letter from investors to Maxclean Holdings Ltd(related to the October 2011 Equity Financing) (incorporated by reference to Exhibit 4.2 of our Registration Statement on Form F-1 (File No. 333-183624), as amended, originally filed with the Securities and Exchange Commission on September 20, 2012)

2.3
Share Swap Agreement among the Company, Maxclean (China) Holdings Limited, and shareholders of Maxclean (China) Holdings Limited dated on July 12, 2011 (incorporated by reference to Exhibit 4.3 of our Registration Statement on Form F-1 (File No. 333-183624), as amended, originally filed with the Securities and Exchange Commission on September 20, 2012)

4.1
 English translation of Share Purchase Agreement between Maxclean (Wuxi) Technology Co. Ltd. and Deng Ping, dated December 20, 2010 (related to disposal of the 70% interest in Maxclean Trading owned by Maxclean (Wuxi) Technology Co. Ltd.) (incorporated by reference to Exhibit 4.4 of our Registration Statement on Form F-1 (File No. 333-183624), as amended, originally filed with the Securities and Exchange Commission on September 20, 2012)

4.2
Employment Agreement between the Company and Wong Siu Hong dated December 29, 2010  (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (File No. 333-183624), as amended, originally filed with the Securities and Exchange Commission on September 20, 2012)

4.3*	Employment Agreement between the Company and Yu Chunming dated April 9, 2013

4.4
Employment Agreement between the Company and Wu Xin Hui dated August 1, 2012  (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (File No. 333-183624), as amended, originally filed with the Securities and Exchange Commission on September 20, 2012)

4.5*	Employment Agreement between the Company and Zhong Wei dated October 8, 2012

4.6
English translation of Loan Agreement between Maxclean (China) Holdings Limited and Go Win Enterprise Company Limited dated March 14, 2011 (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (File No. 333-183624), as amended, originally filed with the Securities and Exchange Commission on September 20, 2012)

4.7
English translation of Bank Loan Agreement between Maxclean (Wuxi) Technology Co. Ltd. and Agricultural Bank of China Wuxi Branch dated April 11, 2011  (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (File No. 333-183624), as amended, originally filed with the Securities and Exchange Commission on September 20, 2012)

4.8
English translation of Bank Loan Agreement between the Company and Agricultural Bank of China Wuxi Branch dated November 9, 2011  (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (File No. 333-183624), as amended, originally filed with the Securities and Exchange Commission on September 20, 2012)

4.9
English translation of Bank Loan Agreement between Maxclean (Wuxi) Technology Co. Ltd. and Agricultural Bank of China Wuxi Branch dated November 22, 2011 (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (File No. 333-183624), as amended, originally filed with the Securities and Exchange Commission on September 20, 2012)

4.10
English translation of Bank Loan Agreement between Maxclean (Wuxi) Technology Co. Ltd. and China Merchants Bank Wuxi Branch dated January 14, 2011(incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (File No. 333-183624), as amended, originally filed with the Securities and Exchange Commission on September 20, 2012)

4.11
English translation of Bank Loan Agreement between Maxclean (Wuxi) Technology Co. Ltd. and China Merchants Bank Wuxi Branch dated July 20, 2011(incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (File No. 333-183624), as amended, originally filed with the Securities and Exchange Commission on September 20, 2012)

8.1
List of the Company’s Subsidiaries (incorporated by reference to Exhibit 21.1 of our Registration Statement on Form F-1 (File No. 333-183624), as amended, originally filed with the Securities and Exchange Commission on September 20, 2012)

11.1*	Code of Ethics

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification of the CEO Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification of the CFO Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1
Consent of Independent Registered Public Accounting Firm - Crowe Horwath (HK) CPA Limited (incorporated by reference to Exhibit 23.1 of our Registration Statement on Form F-1 (File No.33-183624), as amended, originally filed with the Securities and Exchange Commission on September 20, 2012)

*           Filed with this annual report on Form 20-F.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Maxclean Holdings Ltd

By:	/S/Mr. Yu Chunming

	Name:	Mr. Yu Chunming
	Title:	Executive Director and Interim Chief Executive Officer
Date: April 29, 2013

Audited Financial Statements

MAXCLEAN HOLDINGS LTD
(Incorporated in the Cayman Islands with limited liability)

DECEMBER 31, 2012

MAXCLEAN HOLDINGS LTD

CONTENTS

Pages

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-3

AUDITED FINANCIAL STATEMENTS

Consolidated statements of comprehensive income for the years ended December 31, 2012, 2011 and 2010	F-4

Consolidated statements of financial position as of December 31, 2012 and 2011	F-5

Consolidated statements of changes in equity for the years ended December 31, 2012, 2011 and 2010	F-6

Consolidated statements of cash flows for the years ended December 31, 2012, 2011 and 2010	F-7-F-8

Notes to the consolidated financial statements	F-9-F-53

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
MAXCLEAN HOLDINGS LTD

We have audited the accompanying consolidated statements of financial position of Maxclean Holdings Ltd (Note 1) and its subsidiaries (the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2012.  These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2.1 to the consolidated financial statements, the Company has operating and liquidity concerns as the Company had suffered recurring losses from operations and negative operating cash flows and incurred an accumulated deficit of RMB82,857,923 as of December 31, 2012. This condition raises substantial doubt about the Company's ability to continue as a going concern. Management’s plans with regard to these matters are also described in Note 2.1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Crowe Horwath (HK) CPA Limited
Crowe Horwath (HK) CPA Limited
Hong Kong
April 29, 2013

MAXCLEAN HOLDINGS LTD

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 and 2010

	Year Ended December 31
Notes	2012	2012	2011	2010
	US$	RMB	RMB	RMB

REVENUE	4	9,515,152	59,280,348	58,778,374	53,278,331
Cost of sales		(7,718,666)	(48,088,059)	(50,154,720)	(45,043,845)

Gross profit		1,796,486	11,192,289	8,623,654	8,234,486
Other revenue	4	4,731	29,477	385,962	47,932
Other net (loss)/gain	4	(77,559)	(483,200)	(407,954)	1,117,542
Selling and distribution costs		(1,065,093)	(6,635,638)	(6,068,510)	(5,730,838)
Administrative expenses		(2,510,963)	(15,643,551)	(29,076,010)	(10,608,161)

OPERATING LOSS		(1,852,398)	(11,540,623)	(26,542,858)	(6,939,039)

Finance costs	5	(483,673)	(3,013,332)	(3,915,368)	(2,650,207)

LOSS BEFORE TAX	6	(2,336,071)	(14,553,955)	(30,458,226)	(9,589,246)
Tax credit/(expense)	8	-	-	(144,786)	117,127
NET LOSS FOR THE YEAR		(2,336,071)	(14,553,955)	(30,603,012)	(9,472,119)
Net loss attributable to the non-controlling interests		-	-	-	107,394
Net loss attributable to equity holders of the Company		(2,336,071)	(14,553,955)	(30,603,012)	(9,364,725)

NET LOSS FOR THE YEAR		(2,336,071)	(14,553,955)	(30,603,012)	(9,472,119)
Other comprehensive loss - Translation adjustments		14,145	88,124	(27,475)	(18,867)
Total comprehensive loss for the year		(2,321,926)	(14,465,831)	(30,630,487)	(9,490,986)
Comprehensive loss attributable to the non-controlling interests		-	-	-	107,394
Comprehensive loss attributable to equity holders of the Company		(2,321,926)	(14,465,831)	(30,630,487)	(9,383,592)

Net loss per share
Basic	21	(0.01)	(0.05)	(0.13)	(0.04)
Diluted	21	(0.01)	(0.05)	(0.13)	(0.04)
Weighted average number of shares outstanding
Basic	21	305,178,500	305,178,500	240,130,058	216,705,230
Diluted	21	305,178,500	305,178,500	240,130,058	216,705,230

The accompanying notes are an integral part of these consolidated financial statements.

MAXCLEAN HOLDINGS LTD

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31, 2012 AND 2011

	Notes	2012	2012	2011
		US$	RMB	RMB
NON-CURRENT ASSETS
Property, plant and equipment, net	9	6,202,990	38,645,248	36,522,069
Prepayments for acquisition of property, plant and equipment		113,966	710,020	1,464,272
Prepaid land lease payments	10	358,474	2,233,332	2,289,992
Intangible assets, net	11	12,980	80,866	45,360
Total non-current assets		6,688,410	41,669,466	40,321,693

CURRENT ASSETS
Inventories	13	1,214,282	7,565,098	8,874,872
Trade receivables	14	2,559,296	15,944,673	14,683,413
Due from shareholders		4,319	26,905	51,814
Other receivable and current assets	16	267,462	1,666,315	1,037,000
Bills receivables		-	-	84,368
Prepaid expenses	16	71,379	444,698	654,632
Cash and bank balances	17	661,467	4,121,006	22,884,109

		4,778,205	29,768,695	48,270,208

Total assets		11,466,615	71,438,161	88,591,901

CURRENT LIABILITIES
Trade payables		1,049,336	6,537,467	7,549,685
Accruals and other payables	18	411,881	2,566,058	3,782,528
Interest-bearing bank borrowings	19	6,741,465	42,000,000	42,000,000
Due to a related party	15	-	-	425,736
Due to directors	15	642,044	4,000,000	3,983,648
Tax payable		37,327	232,553	409,250
		8,882,053	55,336,078	58,150,847

Net current liabilities		(4,103,848)	(25,567,383)	(9,880,639)

Net assets		2,584,562	16,102,083	30,441,054

EQUITY
Issued share capital	20	31,683	197,387	197,387
Share premium	20	6,284,795	39,154,905	39,028,045
Reserves	20	(3,731,916)	(23,250,209)	(8,784,378)

Total equity		2,584,562	16,102,083	30,441,054

The accompanying notes are an integral part of these consolidated financial statements.

MAXCLEAN HOLDINGS LTD

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

	Issued share capital	Share premium	Capital reserve	Employee share- based payment reserve	Statutory surplus fund	Exchange fluctuation reserve	Accumulated loss	Total reserves / (deficits)	Non- controlling interest	Total equity /(deficits)
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(note 20)	(note 20)	(note 20)	(note 20)

At January 1, 2010	43,015,452	-	-	-	143,680	6,950,005	(28,336,231)	(21,242,546)	2,750,917	24,523,823
Total comprehensive loss for the year	-	-	-	-	-	(18,867)	(9,364,725)	(9,383,592)	(107,394)	(9,490,986)
Disposal of equity interest in a subsidiary	-	-	-	-	-	-	-	-	(2,643,523)	(2,643,523)
At December 31, 2010	43,015,452	-	-	-	143,680	6,931,138	(37,700,956)	(30,626,138)	-	12,389,314

At December 31, 2010 and January 1, 2011	43,015,452	-	-	-	143,680	6,931,138	(37,700,956)	(30,626,138)	-	12,389,314
Effect of capitalization	(42,874,588)	-	42,982,174	-	-	-	-	42,982,174	-	107,586
Issue of shares of the Company	56,523	39,028,045	-	-	-	-	-	-	-	39,084,568
Share based compensation	-	-	-	9,490,073	-	-	-	9,490,073	-	9,490,073
Total comprehensive loss for the year	-	-	-	-	-	(27,475)	(30,603,012)	(30,630,487)	-	(30,630,487)
At December 31, 2011	197,387	39,028,045	42,982,174	9,490,073	143,680	6,903,663	(68,303,968)	(8,784,378)	-	30,441,054

At December 31, 2011 and January 1, 2012	197,387	39,028,045	42,982,174	9,490,073	143,680	6,903,663	(68,303,968)	(8,784,378)	-	30,441,054
Forgiveness of a related party debt as capital contribution	-	126,860	-	-	-	-	-	-	-	126,860
Total comprehensive loss for the year	-	-	-	-	-	88,124	(14,553,955)	(14,465,831)	-	(14,465,831)
At December 31, 2012	197,387	39,154,905	42,982,174	9,490,073	143,680	6,991,787	(82,857,923)	(23,250,209)	-	16,102,083

At December 31, 2012 – US$	31,683	6,284,795	6,899,114	1,523,262	23,062	1,122,259	(13,299,613)	(3,731,916)	-	2,584,562

The accompanying notes are an integral part of these consolidated financial statements.

MAXCLEAN HOLDINGS LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

		Year ended December 31
	Notes	2012	2012	2011	2010
		US$	RMB	RMB	RMB

CASH FLOWS FROM OPERATING ACTIVITIES
Loss before tax		(2,336,071)	(14,553,955)	(30,458,226)	(9,589,246)
Adjustments for:
Depreciation of property, plant and equipment	6, 9	720,370	4,487,982	4,244,160	4,149,013
Amortization of prepaid land lease payments	6, 10	9,095	56,660	56,660	56,660
Amortization of intangible assets	6, 11	4,092	25,494	24,817	14,917
Share-based compensation	20	-	-	9,490,073	-
Interest income	4	(4,346)	(27,077)	(27,870)	(34,544)
Interest expense	5	472,795	2,945,563	3,712,035	2,488,716
Impairment on amount due from a related company	4	-	-	-	132,302
(Reversal)/ Write down of inventories	6	(45,065)	(280,761)	1,421,954	494,968
Loss on disposal of property, plant and equipment	4	65,113	405,663	122,242	43,307
Gain on disposal of investment property	4	-	-	-	(194,107)
Gain on disposal of a subsidiary	4	-	-	-	(831,780)
Operating cash outflow before working capital changes		(1,114,017)	(6,940,431)	(11,414,155)	(3,269,794)

(Increase)/decrease in assets:
Inventories		255,140	1,589,552	413,932	2,854,446
Trade receivables		(204,969)	(1,276,979)	(2,286,828)	(1,926,624)
Other receivable and current assets		(101,396)	(631,707)	311,613	1,426,398
Bills receivable		13,542	84,366	(84,368)	-
Prepaid expenses		33,919	211,321	(570,533)	116,743

Increase/(decrease) in liabilities:
Trade payables		(162,271)	(1,010,961)	746,698	(376,395)
Accruals and other payables		(171,623)	(1,069,235)	1,939,346	(611,279)
Due to a related party		(68,335)	(425,736)	425,736	-
Tax payable		(28,261)	(176,070)	247,131	322,615

Cash used in operations		(1,548,271)	(9,645,880)	(10,271,428)	(1,463,890)

PRC income tax paid		-	-	(34,294)	-
Interest paid	5	(472,795)	(2,945,563)	(3,712,035)	(2,488,716)

Net cash used in operating activities		(2,021,066)	(12,591,443)	(14,017,757)	(3,952,606)

MAXCLEAN HOLDINGS LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

		Year ended December 31
	Notes	2012	2012	2011	2010
		US$	RMB	RMB	RMB

CASH FLOWS FROM INVESTING ACTIVITIES
Deposits paid and purchases of property plant and equipment		(1,090,221)	(6,792,186)	(3,919,070)	(1,707,655)
Proceeds from disposal of property, plant and equipment		85,009	529,615	200	16,215
Proceeds from disposal of investment property		-	-	-	1,249,234
Purchases of intangible assets	11	(9,791)	(61,000)	-	(43,200)
Refund of deposit on disposal of investment property		-	-	-	(115,186)
Repayment from a related company		-	-	-	290,822
Proceed from disposal of a subsidiary, net of cash disposed	22	-	-	-	3,579,087
Decrease/(increase) in restricted cash		-	-	2,500,000	(2,500,000)
Interest received	4	4,346	27,077	27,870	34,544
Net cash (used in) generated from investing activities		(1,010,657)	(6,296,494)	(1,391,000)	803,861
CASH FLOWS FROM FINANCING ACITIVITIES
Capital contributions from equity holders of the Company	20	-	-	39,192,154	-
Increase in pledged deposit		-	-	-	(500,000)
Repayment of loans from related parties		-	-	(3,233,490)	-
Loans from related parties		-	-	3,233,490	-
Amounts due from shareholders		3,903	24,318	(52,543)	-
(Repayment to)/advances from third parties		-	-	(4,000,000)	1,500,000
Advance from/(repayment to) directors		2,519	15,692	(5,931,481)	(1,469,842)
New bank loans		6,741,465	42,000,000	100,000,000	42,000,000
Repayment of bank loans		(6,741,465)	(42,000,000)	(95,000,000)	(42,000,000)
Net cash generated from/(used in) financing activities		6,422	40,010	34,208,130	(469,842)

NET (DECREASE)/ INCREASE IN CASH AND CASH EQUIVALENTS		(3,025,301)	(18,847,927)	18,799,373	(3,618,587)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		3,673,153	22,884,109	4,129,911	7,845,814
Effect of foreign exchange rate changes		13,615	84,824	(45,175)	(97,316)
CASH AND CASH EQUIVALENTS AT END OF YEAR		661,467	4,121,006	22,884,109	4,129,911

ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS

Cash and bank balances	17	661,467	4,121,006	22,884,109	4,129,911

SUPPLEMENTAL DISCLOSURE OF NONCASH TRANSACTION

Forgiveness of a related party debt as a capital contribution	20,362	126,860	-	-

The accompanying notes are an integral part of these consolidated financial statements.

MAXCLEAN HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	CORPORATE INFORMATION

Maxclean Holdings Ltd (the “Cayman Company”, “Maxclean Holdings”, or the “Company”) is a holding company, which was incorporated in the Cayman Islands on May 30, 2011. The Company owns 100% of Maxclean (China) Holdings Limited (“Maxclean (China)”). The Company, through Maxclean (China), has 2 wholly owned operating subsidiaries, Maxclean (Wuxi) Technology Co. Ltd. (“Maxclean (Wuxi)”) and Maxclean Global Enterprises Company Limited (“Maxclean Global”) (collectively the “Group”).

The Company was incorporated in the Cayman Islands on May 30, 2011 and is owned by the same control group as Maxclean (China). The Company has an authorized share capital of 10,000,000,000 ordinary shares of US$0.0001 each.

Pursuant to written board resolutions of the Company, on July 12, 2011, the shareholders of Maxclean (China) effectively exchanged their outstanding shares of Maxclean (China) for all of the outstanding shares of the Company (the “Share Swap”). The Share Swap has been accounted for as a reverse capitalization whereby Maxclean (China) will be deemed to be the accounting acquirer (legal acquiree) and the Company to be the accounting acquiree (legal acquirer). Other than its 100% ownership of Maxclean (China), the Company has no significant assets and no other business operations. Under the Share Swap, Maxclean (China) exchanged all 48,786,000 of its issued ordinary shares to the Cayman Company. In turn, the Cayman Company allotted and issued 48,786,000 new ordinary shares to the shareholders of Maxclean (China) in the ratio of one ordinary share in the Cayman Company for every one ordinary share in Maxclean (China). The Share Swap did not result in any material change to the Company’s capital structure.

On August 30, 2012, the Cayman Company filed a Form F-1 Registration Statement under the Securities Act of 1933 with the U.S. Securities and Exchange Commission to register certain shares of the Cayman Company for resale. The Company’s Form F-1 Registration Statement was declared effective by the SEC on September 20, 2012.

The consolidated financial statements of Maxclean Holdings Ltd and subsidiaries for the years ended December 31, 2012, 2011 and 2010, were authorized for issue in accordance with a resolution of the directors on April 29, 2013. The registered address of the Company is Clifton House, 75 Fort Street, PO Box 1350, Grand Cayman KY1-1108, Cayman Islands. The principal place of business of the Company is located at 88 Yu Feng Road, Shuo Fang Town, New District, Wuxi City Jiangsu Province, PRC.

MAXCLEAN HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	CORPORATE INFORMATION (continued)

The Company had direct or indirect equity interests in the following subsidiaries, the particulars of which are set out below, as a result of which the Company had the ability to direct the financial and operating policies of each of the entities, and thus had effective control over such entities:

Name	Place and date of incorporation or establishment/ operation	Nominal value of issued ordinary share/ registered capital	Percentage of equity attributable to the Company		Principal activities
			Direct	Indirect
Maxclean (China) Holdings Limited (“Maxclean (China)”) (note (i))	Hong Kong September 6, 2002	HK$48,786,000	100	-	Investing holding
Maxclean (Wuxi) Technology Co. Ltd. (“Maxclean (Wuxi)”) (note (ii), (iii))	PRC December 16, 2002	US$10,060,010	-	100	Cleanroom product manufacturing and sale
Maxclean Global Enterprises Company Limited (“Maxclean Global”) (note (iv))	Hong Kong August 16, 2002	HK$2	-	100	Cleanroom product trading

Notes:
(i)	The authorized capital of Maxclean (China) is HK$49,000,000 and the issued capital was HK$48,786,000 as of December 31, 2012.

(ii)	These entities are wholly foreign-owned enterprises and limited liability companies established in the PRC.

(iii)	The registered capital of Maxclean (Wuxi) is US$15,000,000 and the issued capital was US$10,060,010 as of December 31, 2012.

(iv)	The authorized capital of Maxclean Global is HK$10,000 and the issued capital was HK$2 as of December 31, 2012.

MAXCLEAN HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.1.	PRINCIPAL ACCOUNTING POLICIES

Basis of preparation

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”). They have been prepared under the historical cost convention.

These financial statements are presented in Chinese Renminbi (“RMB”).  Each entity within the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. The functional currency of the parent company is RMB.  The functional currency of Maxclean (China) and Maxclean Global is Hong Kong dollars. The PRC subsidiaries maintain their books and records in their functional currency, RMB, being the lawful currency in the PRC.

All income, expenses and unrealized gains and losses resulting from intercompany transactions and balances within the Group are eliminated in full up on consolidation.

For the convenience of the reader, certain RMB amounts included in the accompanying consolidated financial statements on December 31, 2012 have been translated into U.S. dollars at the rate of US$1 = RMB6.2301. This convenience translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on December 31, 2012, or at any other rate.

The preparation of these financial statements in conformity with IFRSs requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Judgments made by management in the application of IFRSs that have significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are discussed in note 3.

MAXCLEAN HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.1.	PRINCIPAL ACCOUNTING POLICIES (continued)

Basis of preparation (continued)

Going concern and management plan
In preparing these consolidated financial statements, the board of directors (the “Board”) has considered the future liquidity of the Company. As of December 31, 2012 and 2011, the Company had cash of RMB4,121,006 and RMB22,884,109 respectively. Its current liabilities exceeded current assets by RMB25,567,383 and RMB9,880,639 respectively, resulting in a current ratio of 0.54 and 0.83 respectively and a quick ratio of 0.40 and 0.68 respectively. The Company incurred a comprehensive loss of RMB14,465,831, RMB30,630,487 and RMB9,383,592 for the years ended December 31, 2012, 2011 and 2010, respectively. This trend is expected to continue. These conditions indicate the existence of an uncertainty which may cast doubt on the Company’s ability to continue as a going concern.

The Company does not have a revolving loan agreement with any financial institution, nor can the Company provide any assurance it will be able to enter into any such agreement in the future, or be able to raise funds through a future issuance of debt or equity.

Notwithstanding  the Company’s liquidity concerns as of December 31, 2012, the accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. In the opinion of the Board, the Company should be able to meet its financial obligations as and when they fall due in the coming year, after taking into consideration  several measures and arrangements made subsequent to the reporting date as further detailed below:

a.	The Company is considering various options for financing the Company’s working capital and capital commitments in the foreseeable future;

b.
One of the major shareholders and a related party of the Company have undertaken to provide continuing financial support so that the Company is able to pay its operating debts as and when they fall due.

c.
The Company’s subsidiary in Wuxi has credit arranged to April 24, 2017 and October 31, 2015 with the Agricultural Bank of China and China Merchants Bank respectively, representing bank loans amounting to RMB50 million and RMB10 million, respectively. As of December 31, 2012, the Company had approximately remaining RMB18 million in short-term bank credit facilities from the above two commercial banks after utilizing bank loans of RMB42 million out of a total approximately RMB60 million as of December 31, 2012.  There are no significant covenants or other financial restrictions relating to the Company’s facilities other than the Company’s pledged of its land and buildings to the banks as collateral for the above facilities.

d.
Note 27 includes the Company’s objectives, policies and processes for managing its capital, its financial risk management objectives and details of the financial instruments; and its exposure to credit risk.  Management is currently of the opinion that the Company has adequate financial resources and a robust policy towards treasury risk and cash flow management.  The Company has RMB4,121,006 of cash and cash equivalents as of December 31, 2012.  The directors believe that the Company is adequately placed to manage its business risks successfully despite the current uncertain economic outlook and challenging macro economic conditions.

e.
The Board confirms that in the absence of unforeseeable circumstances, the Company is projected to have sufficient working capital for the next 12 months after the date of approval of these consolidated financial statements for its business operations after having taken into account its projected cash flows, current financial resources and capital expenditure requirements with respect to the production facilities and development of its business. The Company may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions the Company may decide to pursue. If the Company’s existing cash is insufficient to meet its requirements, the Company may seek to sell additional equity securities, debt securities or make additional borrowings from lending institutions.

In the light of the measures and arrangements implemented to date, the Board is of the view that the Company will have sufficient cash resources to satisfy its future working capital and other financial obligations. Accordingly, the Board is of the view that it is appropriate to prepare these consolidated financial statements on a going concern basis.

Should the Company be unable to operate as a going concern, adjustments would have to be made to restate the values of assets to their recoverable amounts, to provide for any further liabilities which might arise and to reclassify non-current assets and liabilities as current assets and liabilities, respectively. The effects of these potential adjustments have not been reflected in the consolidated financial statements.

MAXCLEAN HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.1.          PRINCIPAL ACCOUNTING POLICIES (continued)

Subsidiaries and non-controlling interests
Subsidiaries are entities controlled by the Company. Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from the activities. In assessing control, potential voting rights that presently are exercisable are taken into account.

An investment in a subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date that control ceases. Intra-group balances and transactions and any unrealized profits arising from intra-group transactions are eliminated in full in preparing the consolidated financial statements. Unrealized losses resulting from intra-group transactions are eliminated in the same way as unrealized gains but only to the extent that there is no evidence of impairment.

Non-controlling interests represent the equity in a subsidiary not attributable directly or indirectly to the Company, and in respect of which the Group has not agreed to any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability. For each business combination, the Group can elect to measure any non-controlling interests either at fair value or at their proportionate share of the subsidiary’s net identifiable assets.

Non-controlling interests are presented in the consolidated statement of financial position within equity, separately from equity attributable to the owners of the Company. Non-controlling interests in the results of the Group are presented on the face of the consolidated statement of comprehensive income as an allocation of the total profit or loss and total comprehensive income for the year between non-controlling interests and the owners of the Company. Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance. Loans from holders of non-controlling interests and other contractual obligations towards these holders are presented as financial liabilities in the consolidated statement of financial position.

MAXCLEAN HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.1.          PRINCIPAL ACCOUNTING POLICIES (continued)

Property, plant and equipment and depreciation
Property, plant and equipment, other than construction in progress, are stated in the statement of financial position at cost less accumulated depreciation and impairment losses.

Historical cost includes expenditures that are directly attributable to the acquisition of the items. Cost may also include transfers from equity of any gains/losses on qualifying cash flow hedges of foreign currency purchases of property, plant and equipment.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably.  The carrying amount of the replaced part is derecognized.  All other repairs and maintenance are recognized as an expense in profit or loss during the financial period in which they are incurred.

Depreciation is calculated to write off the cost less accumulated impairment losses of property, plant and equipment from the date on which they become fully operational and after taking into account  their estimated residual values, using the straight line method over their estimated useful lives as follows:

Buildings	Over the shorter of lease terms or 20 years
Leasehold improvements	Over the shorter of lease terms or 5-20 years
Plant and machinery	5-10 years
Motor vehicles	5 years
Furniture, fixtures and office equipment	5 years

Where parts of an item of property, plant and equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reviewed annually.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Gains or losses arising from the retirement or disposal of an item of property, plant and equipment are determined as the difference between the net proceeds on disposal and the carrying amount of the item and are recognized in profit or loss on the date of retirement or disposal.

MAXCLEAN HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.1.          PRINCIPAL ACCOUNTING POLICIES (continued)

Property, plant and equipment and depreciation (continued)
Construction in progress represents buildings under construction, which is stated at cost less any impairment losses, and is not depreciated. Cost comprises the direct costs of construction during the period of construction and includes professional fees and, for qualifying assets, borrowing costs capitalized in accordance with Group’s accounting policy. Construction in progress is reclassified to the appropriate category of property, plant and equipment when completed and ready for use. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

Prepaid land lease payments
Prepaid land lease payments under PRC land use right arrangements are initially stated at cost and subsequently amortized on the straight-line basis over the lease terms.

Intangible assets
Intangible assets acquired separately and with finite useful lives are carried at cost less accumulated amortization and any accumulated impairment losses. Amortization of intangible assets with finite useful lives is provided on a straight-line basis over their estimated useful lives of 5 years. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in profit or loss in the period when the asset is derecognized.

Impairment of assets
Impairment of trade and other receivables

Receivables that are stated at cost or amortized cost are reviewed at the end of each reporting period to determine whether there is objective evidence of impairment. Objective evidence of impairment includes observable data that comes to the attention of the Company about one or more of the following loss events:

–           significant financial difficulty of the debtor;

–           a breach of contract, such as a default or delinquency in interest or principal payments;

–           it becoming probable that the debtor will enter bankruptcy or other financial reorganization;

–           significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; and

–           a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost.

If any such evidence exists, any impairment loss is measured and recognized as the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets), where the effect of discounting is material. This assessment is made collectively where financial assets carried at amortized cost share similar risk characteristics, such as similar past due status, and have not been individually assessed as impaired. Future cash flows for financial assets which are assessed for impairment collectively are based on historical loss experience for assets with credit risk characteristics similar to the collective group.

MAXCLEAN HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.1.          PRINCIPAL ACCOUNTING POLICIES (continued)

Impairment of assets (continued)

Impairment of trade and other receivables (continued)

If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognized, the impairment loss is reversed through profit or loss. A reversal of an impairment loss shall not result in the asset’s carrying amount exceeding that which would have been determined had no impairment loss been recognized in prior years.

Impairment losses are written off against the corresponding assets directly, except for impairment losses recognized in respect of trade receivables, whose recovery is considered doubtful but not remote. In this case, the impairment losses for doubtful debts are recorded using an allowance account. When the Group is satisfied that recovery is remote, the amount considered irrecoverable is written off against trade debtors directly and any amounts held in the allowance account relating to that debt are reversed. Subsequent recoveries of amounts previously charged to the allowance account are reversed against the allowance account. Other changes in the allowance account and subsequent recoveries of amounts previously written off directly are recognized in profit or loss.

Impairment of other assets

Internal and external sources of information are reviewed at the end of each reporting period to identify indications that property, plant and equipment and prepaid land lease payments may be impaired or, an impairment loss previously recognized no longer exists or may have decreased.

If any such indication exists, the asset’s recoverable amount is estimated.

-        Calculation of recoverable amount

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

-        Recognition of impairment losses

An impairment loss is recognized in profit or loss whenever the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

-        Reversals of impairment losses

An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

MAXCLEAN HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.1.          PRINCIPAL ACCOUNTING POLICIES (continued)

Impairment of assets (continued)

Impairment of other assets (Continued)

A reversal of an impairment loss is limited to the asset’s carrying amount that would have been determined had no impairment loss been recognized in prior years. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognized.

Inventories
Inventories are carried at the lower of cost and net realizable value.

Cost is calculated using the weighted average method and comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. When inventories are sold, the carrying amount of those inventories is recognized as an expense in the period in which the related revenue is recognized.  The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs.  The amount of any reversal of any write-down of inventories is recognized as a reduction in the amount of inventories recognized as an expense in the period in which the reversal occurs.

Trade and other receivables
Trade and other receivables are initially recognized at fair value and thereafter stated at amortized cost less an allowance for impairment losses for bad and doubtful debts, except where the receivables are interest-free loans made to related parties without any fixed repayment terms or the effect of discounting would be immaterial. In such cases, the receivables are stated at cost less an allowance for impairment losses for bad and doubtful debts.

Interest-bearing borrowings
Interest-bearing borrowings are recognized initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortized cost with any difference between the amount initially recognized and redemption value being recognized in profit or loss over the period of the borrowings, together with any interest and fees payable, using the effective interest method.

Trade and other payables
Trade and other payables are initially recognized at fair value and thereafter stated at amortized cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

Cash and cash equivalents
Cash and cash equivalents comprise cash at banks and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition.

MAXCLEAN HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.1.          PRINCIPAL ACCOUNTING POLICIES (continued)

Employee benefits

Short term employee benefits and contributions to defined contribution retirement plans
Salaries, annual bonuses, paid annual leave, contributions to defined contribution plans and the cost of non-monetary benefits are accrued in the year in which the associated services are rendered by employees. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

Contributions to the Mandatory Provident Funds as required under the Hong Kong Mandatory Provident Fund Schemes Ordinance are charged to the statement of comprehensive income when incurred.

The employees of the Company’s subsidiaries which operate in Mainland China are required to participate in central pension schemes operated by the local municipal government. The subsidiaries are required to contribute certain percentages of their payroll costs to the central pension schemes. The contributions are charged to the consolidated statements of comprehensive income as they become payable in accordance with the rules of the central pension scheme. The Group has no further payment obligations once the contributions have been paid.

Other benefit
The Company’s subsidiaries in Mainland China contribute on a monthly basis to defined contribution housing, medical and other benefit plans organized by the PRC government. The PRC government assumes the obligations to all existing and retired employees under these plans. Contributions to these plans by the Company’s subsidiaries in Mainland China are expensed as incurred. The Company’s subsidiaries in Mainland China have no further obligations beyond the required contributions under these plans.

Income tax
Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognized in profit or loss except to the extent that they relate to items recognized in other comprehensive income or directly in equity, in which case the relevant amounts of tax are recognized in other comprehensive income or directly in equity, respectively.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the end of the reporting period, and any adjustment to tax payable in respect of previous periods. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

MAXCLEAN HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.1.          PRINCIPAL ACCOUNTING POLICIES (continued)

Income tax (continued)
Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilized, are recognized. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided that those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilized.

The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

The amount of deferred tax recognized is measured based on the expected manner of realization or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the end of the reporting period. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilized. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

Additional income taxes that arise from the distribution of dividends are recognized when the liability to pay the related dividends is recognized.

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities, if the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

–	in the case of current tax assets and liabilities, the Group intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously; or

–	in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:

–	the same taxable entity; or

–
different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realize the current tax assets and settle the current tax liabilities on a net basis or realize and settle simultaneously.

MAXCLEAN HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.1.          PRINCIPAL ACCOUNTING POLICIES (continued)

Provisions and contingent liabilities
Provisions are recognized for liabilities of uncertain timing or amount when the Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

Revenue recognition
Revenue is measured at the fair value of the consideration received or receivable. Provided it is probable that the economic benefits will flow to the Company and the revenue and costs, if applicable, can be measured reliably, revenue is recognized in profit or loss as follows:

i)
Sale of goods
Revenue is recognized on the transfer of risks and rewards of ownership, which generally coincides with the time when the goods are delivered to customers and title has passed. Revenue excludes value added tax or other sales tax and is after deduction of any trade discounts.

ii)
Rental income from operating leases
Rental income receivable under operating leases is recognized in profit or loss in equal installments over the periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the use of the leased asset. Lease incentives granted are recognized in profit or loss as an integral part of the aggregate net lease payments receivable. Contingent rentals are recognized as income in the accounting period in which they are earned.

iii)	Service income Revenue from provision of services is recognized when the services are rendered.

iv)	Interest income Interest income is recognized on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

Although the Group’s policy is to recognize product returns as a reduction of revenue, the Group has not deemed it necessary to accrue for returns at the time when sales are recorded, as the Group has not had any significant product returns or similar claims. Management periodically reviews this matter and will consider making such accruals, when there are indications of significant sales returns or similar claims in future periods.

MAXCLEAN HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.1.          PRINCIPAL ACCOUNTING POLICIES (continued)

Leases
Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Where the Group is the lessee, rentals payable under the operating leases are charged to the consolidated statements of comprehensive income on the straight-line basis over the lease terms.

Borrowing costs
Borrowing costs that are directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of that asset.  During the years ended December 31, 2012, 2011 and 2010, no interest has been capitalized. All borrowing costs are expensed in profit or loss in the year in which they are incurred.

Translation of foreign currencies
Foreign currency transactions during the years are translated at the foreign exchange rates existing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates ruling at the end of the reporting period. Exchange gains and losses are recognized in profit or loss, except those arising from foreign currency borrowings used to hedge a net investment in a foreign operation which are recognized in other comprehensive income.

Non-monetary assets and liabilities measured in terms of historical cost in a foreign currency are translated using the foreign exchange rates existing at the transaction dates. Non-monetary assets and liabilities denominated in foreign currencies stated at fair value are translated using the foreign exchange rates existing at the dates the fair value was determined.

The results of foreign operations are translated into RMB at the exchange rates approximating the foreign exchange rates existing at the dates of the transactions. Statement of financial position items, including goodwill arising on consolidation of foreign operations, are translated into RMB at the foreign exchange rates existing at the end of the reporting period. The resulting exchange differences are recognized in other comprehensive income and accumulated separately in equity in the exchange fluctuation reserve. Goodwill arising on consolidation of a foreign operation is translated at the foreign exchange rate that applied at the date of acquisition of the foreign operation.

On the disposal of a foreign operation (i.e. a disposal of the Group’s entire interest in a foreign operation, or a disposal involving loss of control over a subsidiary that includes a foreign operation, or a disposal involving loss of significant influence over an associate that includes a foreign operation), all of the exchange differences accumulated in equity in respect of that operation attributable to the owners of the Company are reclassified to profit or loss.

In the case of a partial disposal of a subsidiary that does not result in the Group losing control over the subsidiary, the proportionate share of accumulated exchange differences are re-attributed to non-controlling interests and are not recognized in profit or loss. For all other partial disposals (i.e. partial disposals of associates that do not result in the Group losing significant influence), the proportionate share of the accumulated exchange differences is reclassified to profit or loss.

MAXCLEAN HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.1.          PRINCIPAL ACCOUNTING POLICIES (continued)

Shipping and handling costs
Substantially all costs of shipping and handling of products to customers are included in selling expenses. Shipping and handling costs for the years ended December 31, 2012, 2011 and 2010 were RMB1,460,218, RMB1,376,616 and RMB1,226,272, respectively.

Research and development costs
All research and development costs are charged to the consolidated statements of comprehensive income as incurred. Research and development costs for the years ended December 31, 2012, 2011 and 2010 were RMB1,449,271, RMB550,011 and nil, respectively. .

Advertising costs
The Company expensed all advertising costs as incurred. The total amount of advertising costs charged to selling expenses were RMB108,807, RMB123,325 and RMB708,548 for the years ended December 31, 2012, 2011 and 2010, respectively.

Related parties
For the purposes of these financial statements, a party is considered to be related to the Group if:

a)	The party is a person or a close member of that person’s family, is related to the Group if that person:

i)	has control or joint control over the Group;

ii)	has significant influence over the Group; or

iii)	is a member of the key management personnel of the Group or the Group’s parent.

b)	An entity is related to the Group if any of the following conditions applies:

i)	the entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

ii)	one entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

iii)	both entities are joint ventures of the same third party.

iv)	one entity is a joint venture of a third entity and the other entity is an associate of the third entity.

v)	the entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group.

vi)	the entity is controlled or jointly controlled by a person identified in (a).

vii)	a person identified in (a) (i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

Close family members of an individual are those family members who may be expected to influence, or be influenced by, that individual in their dealings with the entity.

MAXCLEAN HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.1.          PRINCIPAL ACCOUNTING POLICIES (continued)

Segment reporting
Operating segments, and the amounts of each segment item reported in the financial statements, are identified from the financial information provided regularly to the Group’s most senior executive management for the purposes of allocating resources to, and assessing the performance of, the Group’s various lines of business and geographical locations.

Individually material operating segments are not aggregated for financial reporting purposes unless the segments have similar economic characteristics and are similar in respect of the nature of products and services, the nature of production processes, the type or class of customers, the methods used to distribute the products or provide the services, and the nature of the regulatory environment. Operating segments which are not individually material may be aggregated if they share a majority of these criteria.

The Group operates in one business segment, which is the manufacture and sale of cleanroom products.  The chief operating decision-makers consider their cleanroom products as one business segment for assessment of segment performance as they exhibit similar long term financial performance and they are similar in terms of product nature, production process, customer type and class, and distribution method.  As such, no further business segment analysis is presented.

2.2.	IMPACT OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Group has adopted the following relevant new interpretations and amendments to IFRSs for the first time for the current year’s financial statements.

IFRS 7 Amendments	Amendments to IFRS 7 Financial Instruments:
Disclosures – Transfers of Financial Assets
IAS 12 Amendments	Amendments to IAS 12 Income Taxes – Deferred Tax: Recovery of
Underlying Assets

The adoption of the new and revised IFRSs has had no significant financial effect on these financial statements.

MAXCLEAN HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.3.	ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Group has not applied the following new and revised IFRSs, that have been issued but are not yet effective, in these financial statements.

IFRS 7 Amendments	Amendments to IFRS 7 Financial Instruments:
Disclosures – Offsetting Financial Assets and Financial Liabilities2
IFRS 9	Financial Instruments4
IFRS 10	Consolidated Financial Statements2
IFRS 12	Disclosure of Interests in Other Entities2
IFRS 10, IFRS 11 and IFRS 12 Amendments	Amendments to IFRS 10, IFRS 11 and IFRS 12 – Transition Guidance2
IFRS 10, IFRS 12 and IAS 27 (2011) Amendments	Amendments to IFRS 10, IFRS 12 and IAS 27 (2011) – Investment Entities3
IFRS 13	Fair Value Measurement2
IAS 1 Amendments	Amendments to IAS 1 Presentation of Financial Statements
– Presentation of Items of Other Comprehensive Income1
IAS 19 (2011)	Employee Benefits2
IAS 27 (2011)	Separate Financial Statements2
IAS 32 Amendments	Amendments to IAS 32 Financial Instruments: Presentation – Offsetting Financial Assets and Financial Liabilities3
Annual Improvements 2009-2011 Cycle	Amendments to a number of IFRSs issued in June 20122

1    Effective for annual periods beginning on or after July 1, 2012
2    Effective for annual periods beginning on or after January 1, 2013
3    Effective for annual periods beginning on or after January 1, 2014
4    Effective for annual periods beginning on or after January 1, 2015

The Group is in the process of making an assessment of the impact of these new and revised IFRSs upon initial application. Other than as further explained below, these new and revised IFRSs are unlikely to have a significant impact on the Group’s financial results and financial position.

The IFRS 7 Amendments require an entity to disclose information about rights to set-off and related arrangements (e.g., collateral agreements).  The disclosures would provide users with information that is useful in evaluating the effect of netting arrangements on an entity’s financial position.  The new disclosures are required for all recognized financial instruments that are set off in accordance with IAS 32 Financial Instruments: Presentation.  The disclosures also apply to recognized financial instruments that are subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are set off in accordance with IAS 32.  The Group expects to adopt the amendments from January 1, 2013.

IFRS 9 issued in November 2009 is the first part of phase 1 of a comprehensive project to entirely replace IAS 39 Financial Instruments: Recognition and Measurement.  This phase focuses on the classification and measurement of financial assets.  Instead of classifying financial assets into four categories, an entity shall classify financial assets as subsequently measured at either amortized cost or fair value, on the basis of both the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial assets.  This aims to improve and simplify the approach for the classification and measurement of financial assets compared with the requirements of IAS 39.

MAXCLEAN HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.3.	ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

In November 2010, the IASB issued additions to IFRS 9 to address financial liabilities (the “Additions”) and incorporated in IFRS 9 the current derecognition principles of financial instruments of IAS 39. Most of the Additions were carried forward unchanged from IAS 39, while changes were made to the measurement of financial liabilities designated at fair value through profit or loss using the fair value option (“FVO”).  For these FVO liabilities, the amount of change in the fair value of a liability that is attributable to changes in credit risk must be presented in other comprehensive income (“OCI”).  The remainder of the change in fair value is presented in profit or loss, unless presentation of the fair value change in respect of the liability’s credit risk in OCI would create or enlarge an accounting mismatch in profit or loss.  However, loan commitments and financial guarantee contracts which have been designated under the FVO are scoped out of the Additions.

IAS 39 is aimed to be replaced by IFRS 9 in its entirety.  Before this entire replacement, the guidance in IAS 39 on hedge accounting and impairment of financial assets continues to apply.  The Group expects to adopt IFRS 9 from January 1, 2015.  The Group will quantify the effect in conjunction with other phases, when the final standard including all phases is issued.

IFRS 12 includes the disclosure requirements for subsidiaries, joint arrangements, associates and structured entities previously included in IAS 27 Consolidated and Separate Financial Statements, IAS 31 Interests in Joint Ventures and IAS 28 Investments in Associates. It also introduces a number of new disclosure requirements for these entities.

The IAS 1 Amendments change the grouping of items presented in OCI.  Items that could be reclassified (or recycled) to profit or loss at a future point in time (for example, net gain on hedge of a net investment, exchange differences on translation of foreign operations, net movement on cash flow hedges and net loss or gain on available-for-sale financial assets) would be presented separately from items which will never be reclassified (for example, actuarial gains and losses on defined benefit plans and revaluation of land and buildings).  The amendments will affect presentation only and have no impact on the financial position or performance. The Group expects to adopt the amendments from January 1, 2013.

The Annual Improvements to IFRSs 2009-2011 Cycle issued in June 2012 sets out amendments to a number of IFRSs. The Group expects to adopt the amendments from January 1, 2013. There are separate transitional provisions for each standard. While the adoption of some of the amendments may result in changes in accounting policies, none of these amendments are expected to have a significant financial impact on the Group. Those amendments that are expected to have a significant impact on the Group’s policies are as follows:

(a)
IAS 1 Presentation of Financial Statements: Clarifies the difference between voluntary additional comparative information and the minimum required comparative information.  Generally, the minimum required comparative period is the previous period.  An entity must include comparative information in the related notes to the financial statements when it voluntarily provides comparative information beyond the previous period.  The additional comparative information does not need to contain a complete set of financial statements.

MAXCLEAN HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.3.	ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

In addition, the amendment clarifies that the opening statement of financial position as of the beginning of the preceding period must be presented when an entity changes its accounting policies; makes retrospective restatements or makes reclassifications, and that change has a material effect on the statement of financial position.  However, the related notes to the opening statement of financial position as of the beginning of the preceding period are not required to be presented.

(b)
IAS 32 Financial Instruments: Presentation: Clarifies that income taxes arising from distributions to equity holders are accounted for in accordance with IAS 12 Income Taxes.  The amendment removes existing income tax requirements from IAS 32 and requires entities to apply the requirements in IAS 12 to any income tax arising from distributions to equity holders.

MAXCLEAN HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.             ACCOUNTING ESTIMATES AND JUDGEMENTS

In the process of applying the Group’s accounting policies which are described in note 2, management has made certain key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that may have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year. The Group believes the following critical accounting policies involve the most significant estimates and judgments used in the preparation of the consolidated financial statements.

Useful lives of property, plant and equipment
Management reviews the estimated useful lives of the assets regularly in order to determine the amount of  depreciation and amortization expenses for the periods.  Management determines the useful lives of its property, plant and equipment based on their historical experience with assets of similar nature and functions and taking into account anticipated technological changes.  Management will revise the depreciation period where actual useful lives are different from those previously estimated,  and write off or write down the value of obsolete or non-strategic assets that have been abandoned.

Net realizable value of inventories
Net realizable value of inventories is the estimated selling price in the ordinary course of business, less estimated costs to completion and selling expenses.  The net realizable value is estimated based on the current market conditions and historical experience of manufacturing and selling products of similar nature.  The estimates can change significantly as a result of changes in customer preferences or competitor actions in response to severe industry cycles.  Management reassesses these estimates at the end of each reporting period.

Impairment of property, plant and equipment and land lease prepayments
The recoverable amount of an asset is the higher of its net selling price and value in use.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset, which requires significant judgement relating to level of revenue and amount of operating costs.  The Group uses all readily available information in determining an amount that is a reasonable approximation of the recoverable amount, including estimates based on reasonable and supportable assumptions and projections of revenue and operating costs.  Changes in these estimates could have a significant impact on the carrying value of the assets and could result in additional impairment charge or reversal of impairment in future periods. The carrying amounts of property, plant and equipment and land lease prepayments as at the end of the reporting periods were as follows:-

	2012	2012	2011
	US$	RMB	RMB

Property, plant and equipment	6,202,990	38,645,248	36,522,069
Prepaid land lease payments	367,569	2,289,992	2,346,652

Impairment of receivables
The Group maintains an impairment allowance for doubtful accounts based upon evaluation of the recoverability of the accounts receivable and other receivable, where applicable, at the end of each reporting period.  The estimates are based on the aging of the accounts receivable and other receivable balances and the historical write-off experience, net of recoveries.  If the financial condition of the debtors were to deteriorate, an additional impairment allowance may be required.

MAXCLEAN HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.	REVENUE, OTHER INCOME AND GAINS

The principal activities of the Group are the manufacture and sale of cleanroom products.

Revenue, which is also the Group’s turnover, represents the net sales value of goods sold to customers.

Additional product sales information
The Company has a single operating segment, which is the manufacture and sale of cleanroom products.   Summarized enterprise-wide financial information concerning the Company’s revenues based on product group and geographic area is shown in the following tables:

	Year ended December 31
	2012	2012	2011	2010
	US$	RMB	RMB	RMB

Revenue by product group:
Wipe	2,573,823	16,035,175	20,285,240	16,063,033
PE bag	1,330,297	8,287,881	12,452,547	13,396,803
Face mask	913,371	5,690,390	4,992,012	4,791,689
Sticky mats	1,285,137	8,006,535	7,933,368	8,685,196
Others products:-
Swabs	837,857	5,219,931	1,789,944	2,386,352
Disposable gloves	362,041	2,255,555	1,966,592	2,421,474
Bopp Bag	440,174	2,742,327	768,877	4,132
Epoxy board	277,449	1,728,533	1,145,804	-
Others(1)	1,495,003	9,314,021	7,443,990	5,529,652
	9,515,152	59,280,348	58,778,374	53,278,331

(1)           Others mainly include static control products and caps

	Year ended December 31
	2012	2012	2011	2010
	US$	RMB	RMB	RMB

Revenue by geographical area:
PRC	7,789,365	48,528,520	45,727,232	36,987,993
Hong Kong	261,843	1,631,307	9,201,942	11,285,867
South Korea	113,571	707,559	1,501,258	1,793,794
Southeast Asian countries(1)	840,961	5,239,270	424,253	-
Other overseas market(2)	509,412	3,173,692	1,923,689	3,210,677
	9,515,152	59,280,348	58,778,374	53,278,331

(1)          Southeast Asian market mainly includes Thailand, Singapore and Malaysia.
(2)          Other overseas market mainly includes Japan, United States, Canada, Europe and  Taiwan.

Other revenue

	Year ended December 31
	2012	2012	2011	2010
	US$	RMB	RMB	RMB

Bank interest income	4,346	27,077	27,870	34,544
Rental income	-	-	108,000	-
Sundry income	385	2,400	18,570	13,388
Service income	-	-	231,522	-
	4,731	29,477	385,962	47,932

MAXCLEAN HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.             REVENUE, OTHER INCOME AND GAINS (continued)

Other net (loss)/gain

	Year ended December 31
	2012	2012	2011	2010
	US$	RMB	RMB	RMB

Gain on disposal of investment property	-	-	-	194,107
Loss on disposal of property, plant and equipment, net	(65,113)	(405,663)	(122,242)	(43,307)
Gain on disposal of a subsidiary (note 22)	-	-	-	831,780
Gain on sale of raw materials, net	-	-	-	421,839
Impairment on amount due from a related company	-	-	-	(132,302)
Donations	-	-	-	(43,070)
Others	(12,446)	(77,537)	(285,712)	(111,505)
	(77,559)	(483,200)	(407,954)	1,117,542

5.             FINANCE COSTS

	Year ended December 31
	2012	2012	2011	2010
	US$	RMB	RMB	RMB

Exchange loss	10,878	67,769	203,333	161,491
Interest on:
- bank loans wholly repayable within one year	472,581	2,944,230	3,332,666	2,457,809
- amounts due to a related party and directors (notes 15 and 23)	214	1,333	169,741	30,907
- third party loan (note)	-	-	209,628	-
	472,795	2,945,563	3,712,035	2,488,716
	483,673	3,013,332	3,915,368	2,650,207

Note:
During the year ended December 31, 2011, the Company borrowed short-term loans from an independent third party which were interest bearing at 1% - 1.5% per month. The Company fully paid off these loans in 2011. There was no borrowing of loans from third parties in the year 2012.

MAXCLEAN HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.             LOSS BEFORE TAX

The Company’s loss before tax is arrived at after charging:

		Year ended December 31
	Notes	2012	2012	2011	2010
		US$	RMB	RMB	RMB

Included in cost of sales
Cost of inventories sold*		7,718,666	48,088,059	50,154,720	45,043,845
Included in selling and
distribution costs
Depreciation of property, plant and equipment	9	-	-	-	25,144
Minimum lease payments under operating leases		25,344	157,896	147,226	185,917
Staff costs (including directors’ remuneration):
Wages and salaries		293,567	1,828,949	1,205,480	2,497,141
Staff welfare		108,596	676,562	702,426	-
Pension scheme contributions		14,478	90,199	104,191	85,995
Included in administrative
expenses
Amortization of intangible assets	11	4,092	25,494	24,817	14,917
Amortization of prepaid land lease payments	10	9,095	56,660	56,660	56,660
Depreciation of property, plant and equipment	9	382,589	2,383,569	2,922,911	2,881,584
Staff costs (including directors’ remuneration):
Wages and salaries		901,113	5,614,023	5,752,871	2,694,519
Pension scheme contributions		46,130	287,391	260,570	187,879
Share-based compensation	20	-	-	9,490,073	-
Minimum lease payments under operating leases		20,362	126,860	133,323	157,072
Auditor's remuneration		124,007	772,579	829,780	34,905

*          For the years ended December 31, 2012, 2011 and 2010, cost of inventories sold includes:-

· Wages and salaries of RMB6,077,413, RMB4,342,726 and RMB3,232,179, respectively;
· Pension fund contributions of RMB465,811, RMB277,547and RMB201,408, respectively;
· Depreciation of the manufacturing facilities of RMB2,104,413, RMB1,321,249, and RMB1,242,285, respectively; and
· (Reversal)/ Write down of inventories of RMB(280,761), RMB1,421,954 and RMB494,968, respectively.

MAXCLEAN HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.	DIRECTORS' REMUNERATION

Details of directors' remuneration are as follows:

	Year ended December 31
	2012	2012	2011	2010
	US$	RMB	RMB	RMB

Other emoluments:
Salaries, bonuses, allowances and benefits in kind	169,360	1,055,130	986,355	867,600
Pension scheme contributions	1,325	8,250	13,454	11,492
Share-based compensation	-	-	4,446,018	-

	170,685	1,063,380	5,445,827	879,092

There was no arrangement under which a director waived or agreed to waive any remuneration during the years ended December 31, 2012, 2011 and 2010.

During the years ended December 31, 2012, 2011 and 2010, no remuneration was paid by the Company to any of the directors of the Company as an inducement to join or upon joining the Company or as compensation for loss of office.

The Group's remuneration policies are formulated based on the performance of individual employees and are reviewed regularly.  Subject to the Group's profitability, the Group may also provide discretionary bonuses to its employees as an incentive for their contribution to the Group.  The primary goal of the remuneration policy with regard to the remuneration packages of the Group's executive directors is to enable the Group to retain and motivate executive directors by linking their compensation with performance as measured against corporate objectives achieved.

MAXCLEAN HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.	TAX CREDIT/(EXPENSE)

Income tax credit/(expense) in the consolidated statements of comprehensive income represents:

	Year ended December 31
	2012	2012	2011	2010
	US$	RMB	RMB	RMB

Current tax
Hong Kong	-	-	-	-
PRC Enterprise Income Tax	-	-	-	-
PRC withholding tax	-	-	(34,294)	-
	-	-	(34,294)	-

Deferred tax assets/(liabilities)
Current year			(110,492)	117,127
(Charge)/credit for the year	-	-	(144,786)	117,127

Hong Kong Profits Tax is calculated at 16.5% of the estimated assessable profit. Maxclean China has no assessable profits for 2012, 2011 and 2010 and accordingly no Hong Kong profits tax has been provided for in the consolidated financial statements.

The PRC subsidiary is subject to PRC Enterprise Income Tax at 25%.

The Company paid PRC withholding tax of nil and RMB34,294 for the years ended December 31, 2012 and 2011, respectively, on interest charged by Maxclean (China) to Maxclean (Wuxi) on a loan of RMB3.2 million that it made to Maxclean (Wuxi).

A reconciliation of the tax expense applicable to loss before tax using the applicable statutory rates for the jurisdictions in which the Company and its subsidiaries operated to the tax expense at the effective tax rates are as follows:

	Year ended December 31
	2012	2012	2011	2010
	US$	RMB	RMB	RMB

Loss before tax	2,336,071	14,553,955	30,458,226	9,589,246
Tax at the applicable rates (Note)	414,567	2,582,796	4,263,913	2,495,842
Tax effect of income not subject to taxation	2	13	7	39,825
Tax effect of expenses not deductible for taxation purposes	(34,183)	(212,970)	(1,931,347)	(636,476)
Utilization of tax loss not recognised	19,902	123,994	-	-
Tax losses not recognized	(400,288)	(2,493,833)	(2,443,065)	(1,782,064)
Withholding tax	-	-	(34,294)	-
Actual tax (expense)/credit	-	-	(144,786)	117,127

Note:	The applicable tax rates were a mix of 25%, 16.5% and nil for entities operating in China, Hong Kong and the Cayman Islands, respectively.

MAXCLEAN HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.	PROPERTY, PLANT AND EQUIPMENT

	Buildings	Leasehold improvements	Plant and machinery	Motor vehicles	Furniture, fixtures and office equipment	Construction in progress	Total
Cost:	RMB	RMB	RMB	RMB	RMB	RMB	RMB
As of January 1, 2011	21,188,336	10,866,215	20,273,858	2,590,176	1,138,423	453,739	56,510,747
Additions	17,800	209,468	1,397,923	-	166,676	1,576,750	3,368,617
Written-off	-	-	-	-	-	(7,553)	(7,553)
Transfer	-	403,878	42,308	-	-	(446,186)	-
Disposal	-	-	(169,179)	-	(84,317)	-	(253,496)
Exchange realignment	-	-	(159,150)	-	-	-	(159,150)
As of December 31, 2011 and January 1, 2012	21,206,136	11,479,561	21,385,760	2,590,176	1,220,782	1,576,750	59,459,165
Additions	-	1,480,461	2,651,937	50,000	584,453	2,779,588	7,546,439
Transfer	-	3,420,013	452,992	-	-	(3,873,005)	-
Disposal	-	(107,239)	(6,489,137)	-	(82,694)	-	(6,679,070)
Exchange realignment	-	-	(23,840)	-	-	-	(23,840)
As of December 31, 2012	21,206,136	16,272,796	17,977,712	2,640,176	1,722,541	483,333	60,302,694

Accumulated depreciation:
As of January 1, 2011	(4,695,355)	(2,581,715)	(10,141,464)	(1,090,800)	(473,806)	-	(18,983,140)
Provided during the year	(935,804)	(1,236,016)	(1,464,848)	(398,170)	(209,322)	-	(4,244,160)
Disposal	-	-	71,100	-	59,954	-	131,054
Exchange realignment	-	-	159,150	-	-	-	159,150
As of December 31, 2011and January 1, 2012	(5,631,159)	(3,817,731)	(11,376,062)	(1,488,970)	(623,174)	-	(22,937,096)
Provided during the year	(936,271)	(1,362,668)	(1,534,945)	(398,928)	(255,170)	-	(4,487,982)
Disposal	-	107,239	5,562,629	-	73,924	-	5,743,792
Exchange realignment	-	-	23,840	-	-	-	23,840
As of December 31, 2012	(6,567,430)	(5,073,160)	(7,324,538)	(1,887,898)	(804,420)	-	(21,657,446)

Carrying amount:
As of December 31, 2011	15,574,977	7,661,830	10,009,698	1,101,206	597,608	1,576,750	36,522,069
As of December 31, 2012- RMB	14,638,706	11,199,636	10,653,174	752,278	918,121	483,333	38,645,248
As of December 31, 2012- US$	2,349,674	1,797,666	1,709,952	120,749	147,369	77,580	6,202,990

The Group's buildings are situated in Mainland China and are held on land under medium term leases (lease with a term less than 50 years).

As of December 31, 2012 and 2011 buildings with carrying amounts of approximately RMB14,638,706  and RMB15,574,977, respectively, were pledged to secure short term bank loans granted to the Company. As of December 31, 2011, plant and machinery with carrying amounts of approximately RMB10,009,698 were pledged to a third party for guarantee services provided by the third party in relation to a maximum of RMB5 million bank loans obtained by the Company (note 19). In the year 2012, the related RMB5 million bank loan was matured and repaid. However, the Company’s plant and machinery being pledged to a third party in 2011 with a carrying amount of RMB7,645,468 for the related RMB5 million bank loan, has not yet been discharged as of December 31, 2012.

MAXCLEAN HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.	PREPAID LAND LEASE PAYMENTS

	2012	2012	2011
	US$	RMB	RMB

Carrying amount	367,569	2,289,992	2,346,652
Less: Current portion included in other receivable and current assets	(9,095)	(56,660)	(56,660)
Non-current portion	358,474	2,233,332	2,289,992

Beginning of year	376,664	2,346,652	2,403,312
Amortization	(9,095)	(56,660)	(56,660)
End of year	367,569	2,289,992	2,346,652

The Company’s prepayment of land use rights is for medium term land located in Mainland China. The land use rights were granted for industrial use for a term of 50 years from May 29, 2003.

As of December 31, 2012 and 2011, land use rights with carrying amounts of approximately RMB2,289,992 and RMB2,346,652, respectively, were pledged to secure short term bank loans granted to the Company (note 19).

11.	INTANGIBLE ASSETS

Software
RMB
Cost:
As of January 1, 2011	113,286
Additions	-
As of December 31, 2011 and January 1, 2012	113,286
Additions	61,000
Written off during the year	(51,282)
As of December 31, 2012	123,004

Accumulated amortization:
As of January 1, 2011	43,109
Provided during the year	24,817
As of December 31, 2011 and January 1, 2012	67,926
Provided during the year	25,494
Written off during the year	(51,282)
As of December 31, 2012	42,138

Carrying amount:
As of December 31, 2011	45,360
As of December 31, 2012	80,866
As of December 31, 2012	US$12,980

MAXCLEAN HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.	DEFERRED TAX ASSETS

(a)	The components of deferred tax assets recognized in the consolidated statements of financial position and the movements during the years are as follows-:-

Tax
loss
RMB

At January 1, 2010	112,869
Charge to profit or loss	(110,492)
Exchange realignment	(2,377)
At December 31, 2011 and 2012	-

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable.

(b)
As of December 31, 2012 and 2011, the Group had unused PRC tax losses of RMB33,797,921, and RMB26,070,729, respectively, available to offset against future profits that may be carried forward for 5 years for PRC Enterprise Income tax purposes. No deferred tax asset has been recognized in respect of these tax losses due to the unpredictability of future profit streams.

(c)
No deferred tax asset has been recognised in respect of the unused tax losses of RMB1,299,287 and RMB2,086,397 from one of the Hong Kong subsidiaries as of December 31, 2012 and 2011, respectively, due to unpredictability of future profit streams.  The unused tax loss can be carried forward indefinitely.

13.	INVENTORIES

	2012	2012	2011
	US$	RMB	RMB

Raw materials	435,796	2,715,050	2,637,474
Work in progress	101,466	632,145	486,046
Finished goods	677,020	4,217,903	5,751,352
	1,214,282	7,565,098	8,874,872

Write down of RMB280,761 (2011 and 2010: Nil) made in prior years against the carrying value of inventories have been reversed in 2012.  This reversal arose due to an increase in the estimated net realizable, value of certain products as a result of a change in consumer preferences.

As of December 31 2012 and 2011, inventories of nil and RMB2,284,393, respectively, are expected to be recovered after more than twelve months.

MAXCLEAN HOLDINGS LTD

NOTES TO FINANCIAL STATEMENTS

14.	TRADE RECEIVABLES

	2012	2012	2011
	US$	RMB	RMB

Trade receivables	2,559,296	15,944,673	14,683,413
Allowance for doubtful debts	-	-	-
	2,559,296	15,944,673	14,683,413

The majority of the Company’s sales are credit sales. The credit period granted to its customers is generally for a period of 60 days to 120 days.

An aging analysis of the Company’s trade receivables, based on invoice date, is as follows:

	2012	2012	2011
	US$	RMB	RMB

Within 30 days	895,627	5,579,850	5,892,377
31 to 90 days	1,027,505	6,401,458	6,550,248
91 to 180 days	579,829	3,612,393	1,994,036
181 to 360 days	53,566	333,722	197,249
Over 360 days	2,769	17,250	49,503
	2,559,296	15,944,673	14,683,413

An aging analysis of trade receivables that were neither individually nor collectively considered to be impaired is as follows:

		Past due but not impaired
	Neither past
	due nor	Less than	31 to	Over
	impaired	30 days	120 days	120 days	Sub-total	Total
	RMB	RMB	RMB	RMB	RMB	RMB

December 31, 2011	12,507,217	1,942,853	166,530	66,813	2,176,196	14,683,413

December 31, 2012
– RMB	12,337,884	2,231,723	1,354,328	20,738	3,606,789	15,944,673

– US$	1,980,367	358,216	217,384	3,329	578,929	2,559,296

Receivables that were neither past due nor impaired relate to customers with no recent history of default.

Receivables that were past due but not impaired relate to a number of independent customers that have a good repayment record with the Group.  Based on past experience, management believes that no impairment allowance is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered fully recoverable. The Group does not hold any collateral over these balances.

The carrying amounts of trade receivables approximate their fair values.

MAXCLEAN HOLDINGS LTD

NOTES TO FINANCIAL STATEMENTS

15.	DUE TO A RELATED PARTY/DIRECTORS

During the year 2011, the Company borrowed a short term loan amounting to US$500,000 from a related party charged at 1% interest per month. The short term loan was repaid in August 2011. Total interest cost for the short term loan was RMB147,981 for year ended December 31,  2011.

Amount due to a related company of RMB425,736 was unsecured, interest-free and repayable on demand. The amount was settled during 2012.

Amounts due to directors, who are also the shareholders of the Company, are unsecured, interest-free and repayable on demand, except for an amount of RMB890,000 which represented an amount paid by a director on behalf of the Company for purchase of a motor vehicle. This amount due to a director is bearing interest at an interest rate of 3% p.a. Interest expense amounting to RMB1,333,  RMB21,760 and RMB30,907 has been recorded in 2012, 2011 and 2010, respectively.

The carrying amounts of these balances approximate their fair values because of their short maturity.

16.	OTHER RECEIVABLE AND CURRENT ASSETS AND PREPAID EXPENSES

Other receivable and current assets	Notes	2012	2012	2011
		US$	RMB	RMB

Deposits to Wuxi City New District Chuang You Guaranty Limited	(a)	80,256	500,000	500,000
Deposits to suppliers		122,596	763,788	348,996
Advances to staff		12,912	80,443	57,906
Advances to unrelated parties	(b)	6,420	40,000	44,200
VAT recoverable		29,357	182,896	-
Others		15,921	99,188	85,898
		267,462	1,666,315	1,037,000

(a)
The Company’s bank borrowings of RMB10,000,000 as of December 31, 2012 and 2011 were secured by corporate guarantees from an independent third party, Wuxi City New District Chuang You Guaranty Limited. According to the guarantee agreement on January 6, 2009, the Company was required to place a deposit of RMB500,000 with Wuxi City New District Chuang You Guaranty Limited.

(b)	Advances to unrelated parties were unsecured, interest free and repayable on demand.

The carrying amounts of other receivable and current assets approximate their fair values.

Prepaid expenses	2012	2012	2011
	US$	RMB	RMB

Prepaid insurance	7,425	46,256	32,843
Prepaid consultation fee	12,841	80,000	349,867
Prepaid guarantee fees	12,038	75,000	82,500
Prepayment for staff welfare	29,576	184,260	-
Others	9,499	59,182	189,422
	71,379	444,698	654,632

MAXCLEAN HOLDINGS LTD

NOTES TO FINANCIAL STATEMENTS

17.	CASH AND BANK BALANCES

Cash and bank balances of the Company denominated in RMB amounted to RMB3,038,533 and RMB9,310,739 as of December 31, 2012 and 2011, respectively.  RMB is not freely convertible into other currencies, however, under Mainland China’s Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for other currencies through banks authorized to conduct foreign exchange business.

Cash at banks earns interest at floating rates based on daily bank deposit rates. The carrying amounts of cash and bank balances approximate their fair values.

18.	ACCRUALS AND OTHER PAYABLES

	2012	2012	2011
	US$	RMB	RMB

Accrued audit fees	5,161	32,154	339,304
Accrued salary	182,829	1,139,042	997,189
Accrued interest	12,927	80,539	83,296
Accrued transportation expense	13,474	83,942	193,656
Receipt in advance	19,591	122,052	20,269
Payable to acquire plant and machinery	109,994	685,271	61,968
Accrued professional fees	24,330	151,579	1,692,773
Other	43,575	271,479	394,073
	411,881	2,566,058	3,782,528

The carrying amounts of accruals and other payables approximate their fair value.

MAXCLEAN HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19.	INTEREST-BEARING BANK BORROWINGS

	2012	2012	2011
	US$	RMB	RMB

Current
Bank loans - secured and repayable within one year	6,741,465	42,000,000	42,000,000

The above bank loans were denominated in RMB. The bank loans bore fixed interest rates ranging from 6.10% to 7.216% per annum for the year ended December 31, 2011 and from 6.56% to 7.257% per annum for the year ended December 31, 2012.  Because of the short maturity, the carrying amounts of current bank loans approximate their fair values.

The bank loans of RMB42,000,000 as of December 31, 2012 and 2011 were secured by:

(i)	mortgages over the buildings and land use rights of the Company situated in Mainland China (notes 9 and 10); and
(ii)	corporate guarantees from an independent third party, Wuxi City New District Chuang You Guaranty Limited to the extent of RMB10,000,000 and RMB10,000,000, respectively.

20.	CAPITAL AND RESERVES

(a)	Share capital, share premium and employee share-based payment reserve

The share capital as of December 31, 2012 represented the issued capital of the Company and a summary of the authorized and issued share capital of the Company is as follows:-

	US$	RMB
Authorized:
10,000 million ordinary shares of US$0.0001 each	1,000,000	6,352,300

Issued and fully paid:
305,178,500 ordinary shares of US$0.0001 each	31,683	197,387

MAXCLEAN HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20.           CAPITAL AND RESERVES (continued)

(a)       Share capital (continued)

A summary of the transactions from May 30, 2011 (date of incorporation) to December 31, 2012 with reference to below movements in the Company’s authorized and issued ordinary share capital is as follows:-

	Notes	Number of ordinary shares of US$0.0001 each	Nominal value of ordinary shares
Authorized:			US$	RMB

Upon incorporation and at December 31, 2012	(1)	10,000,000,000	1,000,000	6,352,300

	Notes	Number of ordinary shares of US$0.0001 each	Nominal value of ordinary shares		Share premium	Capital reserve	Employee share-based payment reserve
Issued and fully paid:			US$	RMB	RMB	RMB	RMB
Upon incorporation	(1)	1	-	-	-		-
Allotment of shares
· on July 12, 2011	(1)	48,785,999	4,879	33,278	-	42,982,174	-
· on August 11, 2011 to existing shareholders at US$0.0001 each	(2)	167,919,230	16,792	107,586	-	-	-
· on August 11, 2011 to shareholders at US$0.0001 each	(2)	9,264,770	926	5,936	-	-	4,446,018
· on August 11, 2011 to employees at US$0.0001 each	(3)	8,210,000	821	5,260	-	-	3,939,850
· on various dates in August and September 2011 to employees and related parties at US$0.05 each	(4)	6,926,000	693	4,433	2,211,684	-	1,104,205
· on various dates in September and October 2011 to third parties, an employee and a related party at US$0.075 each	(5)	25,300,000	2,530	16,146	12,093,088	-	-
· on October 21, 2011 to third parties and employees at US$0.1 each	(6)	38,772,500	3,877	24,748	24,723,273	-	-
Exchange realignment		-	555	-	-	-	-
At December 31, 2011		305,178,500	31,073	197,387	39,028,045	42,982,174	9,490,073
Forgiveness of a related party debt as capital contribution	(7)	-	-	-	126,860	-	-
Exchange realignment		-	610	-	-	-	-
At December 31, 2012		305,178,500	31,683	197,387	39,154,905	42,982,174	9,490,073

(1)
The Company was incorporated in the Cayman Islands on May 30, 2011 with an authorized share capital of US$1,000,000 divided into 10,000,000,000 ordinary shares of US$0.0001 each.  1 ordinary share of US$0.0001 each was issued at par upon incorporation.

 On July 12, 2011, in consideration of the transfer of all the shares of Maxclean (China), the Company issued and allotted 48,785,999 ordinary shares to the then shareholders of Maxclean (China), and credited as fully paid at par.

MAXCLEAN HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20.           CAPITAL AND RESERVES (continued)

(a)     Share capital (continued)

(2)
In August 2011, the Company issued a total of 177,184,000 ordinary shares of US$0.0001 each to the then shareholders of the Company. The issuance of 167,919,230 ordinary shares was part of the group restructuring, and the issuance of the remaining 9,264,770 ordinary shares resulted in a shareholder having an equity interest in the Company from 30% to 34.1%.  The issuance of these shares was considered compensatory in nature. As the Company is privately held, the Company determined that the price of US$0.075 at which 25,300,000 ordinary shares were issued to third party investors, as discussed in (5) below, appropriately represented a fair value of the Company’s ordinary shares, because the investors were independent third parties before the transaction and the terms for the issuance of those shares to the investors were based on arm’s length negotiation. Accordingly, this being a current cash transaction between unrelated willing parties provides the best available evidence for the fair value of the Company’s shares in accordance with IFRS 2, “Share-based payment”. Any excess of the fair value over the issuance cost of the compensatory common stock granted was credited against employee share-based payment reserve.

(3)
In August 2011, the Company issued a total of 8,210,000 ordinary shares of US$0.0001 each to an employee of the Company. The issuance of these shares was considered compensatory in nature, and the fair value of these shares was determined at US$0.075 per share, for the reason as stated in (2) above.

(4)
On various dates in August and September 2011, the Company issued a total of 5,790,000 to 12 employees at US$0.05 each. The Company also issued 100,000 and 1,036,000 ordinary shares to a director’s daughter, Ms. Yu Hua, and Value Kingdom Limited (a company owned by the Company’s employee, Ms. Chen Fu Mei), respectively, at US$0.05 each. The issuance of these shares was considered compensatory in nature, and the fair value of these shares was determined at US$0.075 per share, for the reason as stated in (2) above.

(5)
On various dates in September and October 2011, the Company issued 23,760,000, 340,000 and 1,200,000 ordinary shares to 11 third party investors, a director’s son, Mr. Lo Chi Wong, and Value Kingdom Limited (a company owned by the Company’s employee, Ms. Chen Fu Mei), respectively, at US$0.075 each.

(6)	In October 2011, the Company issued 34,622,500, 2,350,000 and 1,800,000 ordinary shares to 15 third party investors, 1 employee and a director’s son, Mr. Lo Chi Wong, at US$0.1 each.

(7)	In 2012, the Company recorded an amount of RMB126,860 in share premium as a capital contribution due to a debt forgiveness notice received from a related party. (note 23(a)(2)).

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company.  All ordinary shares rank equally with regard to the Company’s residual assets.

MAXCLEAN HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20.           CAPITAL AND RESERVES (continued)

(b)	Nature and purposes of reserves

(i)	Share premium and distributability of reserves

Under the Companies Law of the Cayman Islands, the share premium account of the Company may be applied for payment of distributions or dividends to shareholders provided that immediately following the date on which the distribution or dividend is proposed to be paid, the Company is able to pay its debts as they fall due in the ordinary course of business. As at December 31, 2012, the Company had no distributable reserves and its accumulated losses were approximately RMB82.9 million (or US$13.3 million).

(ii)	Capital reserve

Capital reserve at December 31, 2012 represented the excess of the consideration received from the equity holders of a subsidiary over the nominal value of the issued share capital of the subsidiary prior to the Share Swap, as explained in Note 1 to the financial statements.

(iii)	Exchange fluctuation reserve

Exchange fluctuation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations. This reserve is accounted for in accordance with the policy set out in note 2.1.

(iv)	Employee share-based payment reserve

Employee share-based payment reserve represents the fair value of employee services in respect of common stock granted to certain directors and employees of the Group (see (a) above).

(v)	Reserve fund - statutory surplus fund

Pursuant to applicable PRC regulations, certain PRC subsidiaries in the Group are required to appropriate 10% of their profit after tax (after offsetting prior year losses) to the statutory reserve until such reserve reaches 50% of their registered capital. Transfers to the reserve must be made before distribution of dividends to shareholders. Upon approval by relevant authorities, the statutory reserve can be utilized to offset the accumulated losses or to increase the registered capital of the subsidiary, provided that the balance after such issue is not less than 25% of its registered capital.

MAXCLEAN HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20.          CAPITAL AND RESERVES (continued)

(c)	Capital management

The Group’s objectives when managing capital are to ensure that entities in the Group will be able to continue as a going concern while maximizing the return to shareholders through the optimization of the debt and equity balance. The management reviews the capital structure by considering the cost of capital and the risks associated with each class of capital. In view of this, the Group will balance its overall capital structure through the payment of dividends, new share issues as well as the issue of new debt or the redemption of existing debt as it sees fit and appropriate.

The Company monitors capital on the basis of net debts to equity ratio. The net debts to equity ratios as of December 31, 2012 and 2011 were as follows:

	2012	2012	2011
	US$	RMB	RMB

Interest-bearing bank borrowings	6,741,465	42,000,000	42,000,000
Due to a related party	-	-	425,736
Due to directors	642,044	4,000,000	3,983,648
Total debt	7,383,509	46,000,000	46,409,384
Less: Cash and bank balances	661,467	4,121,006	22,884,109
Net debt	6,722,042	41,878,994	23,525,275
Total equity	2,584,562	16,102,083	30,441,054
Net debts to equity ratio	2.60	2.60	0.77

 21.          LOSS PER SHARE

The calculation of net loss per share attributable to the ordinary equity holders of the Company is based on the following data:

	Year ended December 31
	2012	2012	2011	2010
	US$	RMB	RMB	RMB

Loss for the purposes of loss per share	(2,336,071)	(14,553,955)	(30,603,012)	(9,364,725)

Weighted average number of ordinary shares for the purposes of loss per share	305,178,500	305,178,500	240,130,058	216,705,230

Net loss per share	(0.01)	(0.05)	(0.13)	(0.04)

The calculation of the loss per share for each reporting period is based on the loss for the year attributable to equity holders of the Company for each reporting period and assuming that the Share Swap (notes 1 and 20(a)(1)) and the issuance of 167,919,230 ordinary shares to the existing shareholders as part of the group restructuring (note 20 (a)(2)) had been completed since January 1, 2009 or since the respective dates of incorporation of the Company and its subsidiaries, where this is a shorter period.

There were no dilutive shares during the three years ended December 31, 2012, 2011 and 2010.

MAXCLEAN HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22.	DISPOSAL OF A SUBSIDIARY

On December 20, 2010, the Group entered into a sale and purchase agreement with the non-controlling interests of  Maxclean Import/Export Trading Development Co., Ltd (“Maxclean Trading”) to dispose of the Group’s entire 70% equity interests in Maxclean Trading to the non-controlling interests for a cash consideration of RMB7,000,000.  Maxclean Trading was incorporated on April 29, 2009 and was engaged in cleanroom product trading. The disposal was completed on December 31, 2010, on which date control of Maxclean Trading passed to the acquirer.

Maxclean Trading was engaged in clean room product trading. During the year ended December 31, 2010, Maxclean Trading did not record any revenue, and its loss was RMB357,979.

The net liabilities of Maxclean Trading at the date of disposal were as follows:

	Note	RMB

Property, plant and equipment		172,575
Inventories		3,102,129
Trade and other receivables		63,941
Due from Maxclean (Wuxi)		1,500,000
Tax recoverable		653,056
Cash and bank balances		3,420,913
Trade and other payables		(100,872)
		8,811,742
70% of equity interest disposed of		6,168,220
Gain on disposal of a subsidiary	4	831,780
Total consideration		7,000,000
Net cash inflow arising on disposal:
Cash consideration received		7,000,000
Bank balances and cash disposed of		3,420,913
		3,579,087

23.	RELATED PARTY TRANSACTIONS

(a)
Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation. Transactions with other related parties which are not disclosed elsewhere in these consolidated financial statements are shown below:

	Year ended December 31
	2012	2012	2011	2010
	US$	RMB	RMB	RMB

Rental paid to a related company	20,362	126,860	124,368	130,893
Forgiveness of a related party debt	20,362	126,860	-	-
Management fees paid to a related company	-	-	397,977	488,667
Purchases from a related company	-	-	659,763	1,006,913
Commissions paid to a related company	2,191	13,649	12,246	78,879
Interest expense paid to a related company and directors (note 5)	214	1,333	169,741	30,907

MAXCLEAN HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23.	RELATED PARTY TRANSACTIONS (continued)

The Company has entered into and continues to enter into a number of transactions with Go Win Enterprise Company Limited (“Go Win”), a company incorporated in Hong Kong.  The Company’s director, Mr. Lo Chung Ling and his wife are the sole shareholders of Go Win.  These transactions are further discussed below.  As a result of these transactions, the net amount due from/(to) Go Win as of December 31,  2012 and 2011 was nil and RMB(425,736), respectively.

1.	Shared office arrangements and management fee

The Company paid Go Win rental fees in the amounts of  RMB126,860, RMB124,368 and RMB130,893 in 2012, 2011 and 2010, respectively, for the shared use of Go Win’s office premises in Hong Kong. In 2012, Go Win enterprise Co., Ltd did not provide management services to the Company. Therefore the Company also paid Go Win management fees of  nil, RMB397,977 and RMB488,667 in 2012, 2011 and 2010, respectively, for use of shared office staff, equipment and services in this office. These payments are made under continuing arrangements and without a formal agreement.  Under the current terms of this arrangement, the Company is subject to pay Go Win a monthly rental fee of HK$13,000 (RMB10,572).

2.	Forgiveness of a related party debt

The Company has entered into various transactions with Go Win during the years 2012, 2011 and 2010.  In 2012, the Company received a notification from the management of Go Win of their decision to waive the total outstanding payables to Go Win in the amount of RMB126,860. Accordingly, the Company recorded it as capital contribution in share premium.

3.	Purchases

The Company purchased plastic materials from Go Win amounting nil, RMB659,763 and RMB1,006,913 in 2012, 2011 and 2010, respectively.

4.	Commission

From time to time Go Win refers business opportunities to the Company. During the years ended December 31, 2012, 2011 and 2010, the Company paid Go Win RMB13,649, RMB12,246 and RMB78,879, respectively, as discretionary commission for these business referrals.

(b)	Key management compensation

Remuneration for key management personnel, including amounts paid to the company’s directors as disclosed in note 7 is as follows:

	Year ended December 31
	2012	2012	2011	2010
	US$	RMB	RMB	RMB

Salaries, bonuses, allowances and benefits in kind	510,081	3,177,858	3,270,928	867,600
Pension scheme contributions	1,714	10,680	19,258	11,492
Share-based compensation	-	-	4,715,453	-

	511,795	3,188,538	8,005,639	879,092

Total remuneration is included in “staff costs”, note 6 to the financial statements.

24.	CONTINGENT LIABILITIES

As of December 31, 2012 and 2011, the Group was not aware of any significant contingent liabilities.

MAXCLEAN HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

25.	OPERATING LEASE ARRANGEMENTS

The Group leases certain of its production facilities and office premises under operating lease arrangements.  Leases for these properties are negotiated for terms ranging from 1 to 2 years.

As of December 31, 2012, 2011 and 2010, the Group had total future minimum lease payments under non-cancellable operating leases falling due as follows:

	2012	2012	2011	2010
	US$	RMB	RMB	RMB

Within one year	51,634	321,688	289,264	9,548
In the second to fifth years, inclusive	22,472	140,000	48,888	-
	74,106	461,688	338,152	9,548

26.	CAPITAL COMMITMENTS

As of December 31, 2012, 2011 and 2010, the Group had the following capital commitments not provided for in the financial statements:

	2012	2012	2011	2010
	US$	RMB	RMB	RMB

Contracted for commitments in respect of construction of factory buildings	15,168	94,500	2,043,250	151,859

MAXCLEAN HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

27.	FINANCIAL RISK MANAGEMENT AND FAIR VALUES

The Group’s major financial instruments include borrowings, trade receivables and trade payables. Details of the financial instruments are disclosed in respective notes. The risks associated with these financial instruments include credit risk, liquidity risk, currency risk and interest rate risk. The policies on how to mitigate these risks are set out below. The management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

(a)	Credit risk

(i)
As at the end of each reporting period, the maximum exposure to credit risk is represented by the carrying amount of each financial asset in the consolidated statement of financial position after deducting any impairment allowance.

(ii)
In respect of trade and other receivables, in order to minimize risk, management has a credit policy in place and the exposures to these credit risks are monitored on an ongoing basis. Credit evaluations of its customers’ financial position and condition are performed on each and every major customer periodically. These evaluations focus on the customer’s past history of making payments when due and current ability to pay, and take into account information specific to the customer as well as pertaining to the economic environment in which the customer operates. The Group does not require collateral in respect of its financial assets. Debts are usually due within 60 days to 120 days from the date of billing.  For debtors with balances aged more than 120 days past due, further credit would not be granted until all outstanding balances are settled.

(iii)
In respect of trade receivables, the Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. The default risk of the industry and country in which customers operate also has an influence on credit risk. At the end of each reporting period, the Group is exposed to certain credit risks as 44.70%, 58.63% and 40.84% of the total trade receivables at December 31, 2012, 2011 and 2010, respectively, due from the Group’s five largest customers, which accounted for 39.1%, 35.1% and 30.2% of total sales for the years ended December 31, 2012, 2011 and 2010, respectively.

Further quantitative disclosures in respect of the Group’s exposure to credit risk arising from trade and other receivables are set out in note 14 and note 16, respectively.

The credit risk on liquid funds is limited because the counterparties are banks with high credit ratings.

MAXCLEAN HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

27.           FINANCIAL RISK MANAGEMENT AND FAIR VALUES (continued)

(b)	Liquidity risk

Individual operating entities within the Group are responsible for their own cash management, including the short term investment of cash surpluses and the raising of loans to cover expected cash demands, subject to board approval. The Group’s policy is to regularly monitor current and expected liquidity requirements and its compliance with lending covenants to ensure that it maintains a sufficient amount of cash and adequate committed lines of funding from major financial institutions to meet its liquidity requirements in the short and longer term. The Group relies on bank borrowings as a significant source of liquidity.

The following liquidity table sets out the remaining contractual maturities at the end of the reporting period of the Group’s non-derivative financial liabilities based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on rates current at the end of the reporting period) and the earliest date the Group and the Company can be required to pay.

Specifically, for bank loans which contain a repayment on demand clause which can be exercised at the bank’s sole discretion, the analysis shows the cash outflow based on the earliest period in which the entity can be required to pay, i.e. if the lenders were to invoke their unconditional rights to call the loans with immediate effect. The maturity analysis for other bank borrowings is prepared based on the scheduled repayment dates.

December 31, 2012	On demand	Less than 3 months	3 to 12 months	Total	Carrying amount
	RMB	RMB	RMB	RMB	RMB
Interest-bearing bank borrowings	-	-	44,230,429	44,230,429	42,000,000
Due to a related party	-	-	-	-	-
Due to directors	4,000,000	-	-	4,000,000	4,000,000
Trade payables	-	6,537,467	-	6,537,467	6,537,467
	4,000,000	6,537,467	44,230,429	54,767,896	52,537,467

December 31, 2011	On demand	Less than 3 months	3 to 12 months	Total	Carrying amount
	RMB	RMB	RMB	RMB	RMB
Interest-bearing bank borrowings	-	-	44,324,684	44,324,684	42,000,000
Due to a related party	425,736	-	-	425,736	425,736
Due to directors	3,983,648	-	-	3,983,648	3,983,648
Trade payables	-	7,549,685	-	7,549,685	7,549,685
	4,409,384	7,549,685	44,324,684	56,283,753	53,959,069

MAXCLEAN HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

27.           FINANCIAL RISK MANAGEMENT AND FAIR VALUES (continued)

(c)	Interest rate risk

The Group does not have any significant exposure to risk of changes in market interest rates as all of its debt obligations were interest bearing at fixed rates.

(d)	Currency risk

(i)	Exposure to currency risk

The Group is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to United States dollar and Hong Kong dollar. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. The Group currently does not hedge its foreign exchange exposure.

All the Group’s borrowings are denominated in the functional currency of the entity taking out the loan. Given this, management does not expect that there will be any significant currency risk associated with the Group’s borrowings.

The following table details the Group’s exposure at the end of the reporting period to currency risk arising from recognized assets or liabilities denominated in a currency other than the functional currency of the entity to which they relate.

	2012	2012	2011
	US$	RMB	RMB

United States dollar
Trade receivables	710,183	4,424,515	2,665,552
Cash and bank balances	145,792	908,298	13,469,935
	855,975	5,332,813	16,135,487
Hong Kong dollar
Trade receivables	212,385	1,323,178	281,569
Cash and bank balances	27,957	174,175	103,435
Less: Trade payables	14,050	87,532	44,487
	226,292	1,409,821	340,517
Overall exposure arising from recognized assets and liabilities	1,082,267	6,742,634	16,476,004

MAXCLEAN HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

27.           FINANCIAL RISK MANAGEMENT AND FAIR VALUES (continued)

(d)           Currency risk (continued)

(ii)	Sensitivity analysis

The following table indicates the approximate change in the Group’s loss (and accumulated losses) in response to reasonably possible changes in the foreign exchange rates to which the Group has significant exposure at the end of the reporting period. The sensitivity analysis includes balances between group companies where the denomination of the balances is in a currency other than the functional currencies of the lender or the borrower.

		Year ended December 31
		2012	2011
	Increase/ (decrease) in foreign exchange rates	Increase/ (decrease) loss and accumulated losses	Increase/ (decrease) loss and accumulated losses
		RMB	RMB
United States dollar	4%	(213,312)	(645,420)
United States dollar	(4%)	213,312	645,420
Hong Kong dollar	4%	(56,393)	(13,621)
Hong Kong dollar	(4%)	56,393	13,621

The sensitivity analysis has been determined assuming that the change in foreign exchange rates had occurred at the end of the reporting period and had been applied to each of the Group entities’ exposure to currency risk for financial instruments in existence at that date, and that all other variables, in particular interest rates, remain constant. The stated changes represent management’s assessment of reasonably possible changes in foreign exchange rates over the period until the next annual end of the reporting period. In this respect, it is assumed that the pegged rate between the Hong Kong dollar and the United States dollar would not be materially affected by any changes in movement in value of the United States dollar against other currencies. The analysis is performed on the same basis for 2012 and 2011.

MAXCLEAN HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

27.	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (continued)

(e)	Fair value measurements recognized in the statement of financial position

The following table provides an analysis of financial instruments that are measured at fair value at the end of the reporting period, grouped into Levels 1 to 3 based on the degree to which the fair value is observable.

●	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.

●
Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

●	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety is determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety.

The carrying amounts of the Company’s financial assets and liabilities with a maturity of less than one year approximate their fair values. The Company does not anticipate that the carrying amounts recorded at the end of the reporting periods would be significantly different from the values that would be eventually be received or settled.

28.	POST BALANCE SHEETS EVENT

On April 9, 2013, Mr. Wong Siu Hong resigned as the Company’s chief executive officer, effective immediately. The Board of Directors appointed Mr. Yu Chunming, the Company’s executive director, as the interim chief executive officer.

MAXCLEAN HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

29.	RESTRICTED NET ASSETS

The Company’s subsidiaries in the PRC may only pay dividends out of their retained earnings determined in accordance with the accounting standards and regulations in the PRC and after it has met the PRC requirements for appropriation to statutory reserves (see Note 20(b)(v)).

In addition, the business transactions and assets of Maxclean (Wuxi) are primarily denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts. These currency exchange control measures imposed by the PRC government may restrict the ability of Maxclean (Wuxi) to transfer their net assets to the Company through loans, advances or cash dividends.  The net assets of Maxclean (Wuxi) in aggregate exceeded 25% of the Company’s consolidated net assets. Accordingly, condensed parent company financial statements have been prepared in accordance with Rule 5.04 and Rule 12-04 of SEC Regulation S-X

The Company records its investment in subsidiaries under the equity method of accounting.  Such investment to subsidiaries are presented on the balance sheet as “Investments in subsidiaries” and the loss of the subsidiaries is presented as “Equity in losses of subsidiaries” on the statement of income. There are no dividends paid to the Company for each of the last three fiscal years by consolidated subsidiaries.

These supplemental condensed parent company financial statements should be read in conjunction with the notes to the Company’s Consolidated Financial Statements. Certain information and footnote disclosures normally included in financial statements prepared in accordance with IFRSs have been condensed or omitted.

As of December 31, 2012 and 2011, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except as separately disclosed in the Consolidated Financial Statements, if any.

Condensed Balance Sheets

	As of December 31,
	2012	2012	2011
	US$	RMB	RMB
CURRENT ASSETS
Cash and cash equivalents	303	1,886	96,784
Prepayments and deposits	-	-	85,033
Total current assets	303	1,886	181,817
Investments in subsidiaries	2,635,370	16,418,620	31,943,176
Total assets	2,635,673	16,420,506	32,124,993

CURRENT LIABILITIES
Other payables	51,111	318,423	1,683,939
Net assets	2,584,562	16,102,083	30,441,054

EQUITY
Issued share capital	31,683	197,387	197,387
Share premium	6,284,795	39,154,905	39,028,045
Reserves	(3,731,916)	(23,250,209)	(8,784,378)
Total equity	2,584,562	16,102,083	30,441,054

MAXCLEAN HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

29.	RESTRICTED NET ASSETS (continued)

Condensed Statements of Comprehensive Income

	Year Ended December 31,
	2012	2012	2011	2010
	US$	RMB	RMB	RMB
REVENUE
Interest income	-	(2)	(31)	-
Administrative expenses	655,344	4,082,856	11,524,788	-
Bank charges	296	1,847	1,974	-
Exchange loss	135	839	-	-
Equity in losses of subsidiaries	1,680,296	10,468,415	19,076,281	9,364,725
Net loss	2,336,071	14,553,955	30,603,012	9,364,725

Condensed Statements of Cash Flows
	Year Ended December 31,
	2012	2012	2011	2010
	US$	RMB	RMB	RMB
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(2,336,071)	(14,553,955)	(30,603,012)	(9,364,725)
Adjustment for:
Share-based payment	-	-	9,490,073	-
Equity loss of subsidiaries	1,680,296	10,468,415	19,076,281	9,364,725
Interest income	-	(2)	(31)	-
Operating cash outflow before working capital changes	(655,775)	(4,085,542)	(2,036,689)	-

Changes decrease in assets and liabilities
Prepayments and deposits	13,649	85,033	(85,033)	-
Other payables	(219,180)	(1,365,516)	1,683,939	-
Net cash used in operating activities	(861,306)	(5,366,025,)	(437,783)	-

CASH FLOWS FROM INVESTING ACTIVITIES
Advances to subsidiaries	846,074	5,271,125	(38,657,618)	-
Interest received	-	2	31	-
Net cash generated from/( used in) investing activities	846,074	5,271,127	(38,657,587)	-

CASH FLOWS FROM FINANCING ACTIVITIES
Cash contributions from equity holders of the Company	-	-	39,192,154	-
Net cash generated from financing activities	-	-	39,192,154	-
NET DECREASE IN CASH AND CASH EQUIVANLENTS	(15,232)	(94,898)	96,784	-
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	15,535	96,784	-	-
CASH AND CASH EQUIVALENTS AT END OF YEAR	303	1,886	96,784	-